Exhibit 99.1

Q3
2015

SHAREHOLDERS’ REPORT

SUN LIFE FINANCIAL INC.

For the period ended

September 30, 2015

sunlife.com

CANADIAN RESIDENTS PARTICIPATING IN THE SHARE ACCOUNT

Shareholders holding shares in the Canadian Share Account can sell their shares for $15 plus 5 cents per share.

Complete Form A on the front of your Share Ownership Statement, tear it off and return it by mail to Canadian Stock Transfer Company Inc.

For more information call Canadian Stock Transfer Company Inc. at 1 877 224-1760.

Sun Life Financial Reports Third Quarter 2015 Results

TORONTO – (November 4, 2015) – Sun Life Financial Inc. (TSX: SLF) (NYSE: SLF)

The information contained in this document concerning the third quarter of 2015 is based on the unaudited interim financial results of Sun Life Financial Inc. for the period ended September 30, 2015. Sun Life Financial Inc., and its subsidiaries and joint ventures, are collectively referred to as “the Company”, “Sun Life Financial”, “we”, “our”, and “us”. Unless otherwise noted, all amounts are in Canadian dollars.

Third Quarter 2015 Financial Highlights

•

Operating net income(1) of $478 million or $0.78 per share(1)(2), compared to $467 million or $0.76 per share in the third quarter of 2014. Reported net income of $482 million or $0.79 per share, compared to $435 million or $0.71 per share in the same period last year

•	Underlying net income(1) of $528 million or $0.86 per share(1)(2) in the third quarter of 2015, compared to $517 million or $0.84 per share in the third quarter of 2014
•	Operating return on equity(1) (“ROE”) of 10.5% and underlying ROE(1) of 11.6% in the third quarter of 2015, compared to operating ROE of 11.9% and underlying ROE of 13.1% in the same period last year
•	Quarterly dividend declared of $0.39 per share
•	Minimum Continuing Capital and Surplus Requirements ratio for Sun Life Assurance Company of Canada of 229%
•	Global assets under management (“AUM”) of $846 billion

“We reported underlying net income of $528 million in the third quarter of 2015, up slightly from the prior year in a volatile market environment. Notwithstanding the impact of capital markets on our results, we benefited from our balanced and diversified business model, coupled with strong execution on our four-pillar strategy.” said Dean Connor, President and Chief Executive Officer, Sun Life Financial. “We announced a dividend increase of one cent per share, bringing our quarterly common share dividend to $0.39 per share. This, together with the increase announced in the first quarter, represents a total increase of 8% in the quarterly dividend in the year.”

“We continued to deploy capital in accordance with our four-pillar business strategy through the agreement to acquire the U.S. Employee Benefits business of Assurant, Inc.,” Connor said. “Completion of the acquisition will enhance our market position in U.S. Group Benefits with a significant boost in scale and new distribution and product capabilities.”

“During the quarter, we also completed the acquisitions of Prime Advisors and Bentall Kennedy to broaden our asset management pillar,” Connor said. “While assets under management at MFS were impacted by volatile markets and net outflows, MFS continues to deliver strong performance for clients and achieved solid margins of 40%.”

“SLF Canada delivered strong sales growth across all lines of business. During the quarter, we announced the creation of the Digital Benefits Assistant which uses big data and advanced analytical tools to help plan members use their benefit plans wisely.”

“SLF Asia reported strong underlying earnings, led by contributions from the Philippines and Hong Kong,” Connor said. “Sales were strong in SLF Asia, with continuing momentum in the wealth businesses.”

Reported net income was $482 million in the third quarter of 2015, compared to reported net income of $435 million in the same period last year. The following table sets out our operating net income and underlying net income for the third quarter of 2015 and 2014.

($ millions, after-tax)	Q3’15	Q3’14
Operating net income	478	467
Market related impacts	(82)	(54)
Assumption changes and management actions	32	4
Underlying net income	528	517

The Board of Directors of Sun Life Financial Inc. today declared a quarterly shareholder dividend of $0.39 per common share.

(1)

Operating net income (loss) and financial information based on operating net income (loss), such as operating earnings (loss) per share, operating ROE, underlying net income (loss), underlying earnings (loss) per share and underlying ROE, are not based on International Financial Reporting Standards. See Use of Non-IFRS Financial Measures and Reconciliation of Non-IFRS Financial Measures.

(2)	All earnings per share (“EPS”) measures refer to fully diluted EPS, unless otherwise stated.

Sun Life Financial Inc.	Third Quarter 2015	1

Operational Highlights

Our strategy is focused on four key pillars of growth. We detail our continued progress against these pillars below.

Leader in financial protection and wealth solutions in our Canadian home market

Individual wealth sales increased by 16% to $1.2 billion, driven primarily by growth in mutual funds sales. Sun Life Global Investments (Canada) Inc. (“SLGI”) had strong sales growth with a 45% increase in retail mutual fund sales over the third quarter of 2014 to $288 million. Total segregated fund sales of $152 million in the third quarter of 2015 increased by 54% from the third quarter of 2014, and included sales of $111 million of Sun Life Guaranteed Investment Funds, our new segregated fund product launched in the second quarter of 2015.

Individual insurance sales in Canada increased by 31% to $98 million from the third quarter of 2014, driven by growth in all distribution channels, and included a number of large participating whole life insurance sales.

Group Benefits (“GB”) sales increased to $139 million from $81 million in the third quarter of 2014, including a number of large client wins. Group Retirement Services (“GRS”) sales increased by 71% compared to the third quarter of the prior year, achieving $2.2 billion, driven by strong defined contribution plan sales. GRS assets under administration were $77 billion at the end of the third quarter of 2015.

SLF Canada achieved Platinum certification from Excellence Canada, which recognizes Canada’s best run corporations across six categories: leadership, strategy, customer experience, people engagement, process management and partners.

Premier global asset manager, anchored by MFS

In the third quarter of 2015, we completed the acquisitions of Prime Advisors, Inc. (“Prime Advisors”) and the Bentall Kennedy group of companies (“Bentall Kennedy”). These acquisitions, along with the acquisition of Ryan Labs Asset Management Inc. (“Ryan Labs”) in the second quarter of 2015, build on our strategy to expand our capabilities in customized fixed income solutions and alternative asset classes in our asset management pillar. Sun Life Investment Management (“SLIM”), which consists of Bentall Kennedy, Prime Advisors, Ryan Labs, and Sun Life Investment Management Inc., had combined total third-party AUM of $56 billion as at September 30, 2015 and gross sales for the third quarter of 2015 of $1.2 billion.

MFS’s AUM of US$404 billion at the end of September 30, 2015 declined compared to the second quarter of 2015 with market depreciation of $28 billion and net outflows of US$9 billion in the quarter. Lower sales and higher levels of redemptions by institutional clients were the largest drivers of the outflows in the third quarter of 2015.

MFS’s long-term retail fund performance remains strong with 74%, 86%, and 97% of MFS’s mutual fund assets ranked in the top half of their Lipper categories based on three-, five-, and ten-year performance, respectively, as of the third quarter of 2015.

Bentall Kennedy was named the top North American firm and a top firm globally in the 2015 Global Real Estate Sustainability Benchmark rankings. This is the fifth year that the team at Bentall Kennedy has received this recognition.

Leader in U.S. group benefits and International high net worth solutions

On September 9, 2015, we announced an agreement to acquire the Employee Benefits business of Assurant, Inc. (“Assurant”). The transaction will expand our capabilities in our U.S. group benefits business, with an array of employee benefits products that include leading capabilities in the Group Life and Disability, Dental and Vision, Stop-Loss and Voluntary businesses.

This acquisition, in concert with the management of our current U.S. group business, allows us to accelerate growth in our U.S. strategic pillar, bringing value to our clients, partners, distributors, employees and the communities we serve.

We also continued our expense, claims management and pricing actions in the group life and disability business, driving improvement in Group Benefits operating net income. In addition, we continue to expand our offerings on private exchanges, a growing distribution platform in the U.S. market. In September 2015, we announced a partnership with Maxwell Health, our fourth private exchange partnership agreement signed in 2015, bringing us to a total of eight private exchange platforms.

The U.S. stop-loss business continued to achieve strong results. Sales increased 63% to US$60 million compared to the third quarter of 2014, along with a 14% growth in stop-loss business in-force over the same quarter in the prior year.

Growing Asia through distribution excellence in higher growth markets

Wealth sales in SLF Asia grew compared to the third quarter of 2014, with strong mutual fund sales in India and higher managed funds sales in Hong Kong.

Individual insurance sales in SLF Asia of $114 million reflected sales growth in the Philippines, Vietnam and Malaysia, which were more than offset by decreases in Hong Kong, Indonesia, India and China.

Sun Life of Canada (Philippines), Inc. received the prestigious ‘Employer of the Year’ award by the People Management Association of the Philippines. The annual award is based on leadership, business results and contributions to the community.

2	Sun Life Financial Inc.	Third Quarter 2015

About Sun Life Financial

Celebrating 150 years in 2015, Sun Life Financial is a leading international financial services organization providing a diverse range of protection and wealth products and services to individuals and corporate customers. Sun Life Financial and its partners have operations in a number of markets worldwide, including Canada, the United States, the United Kingdom, Ireland, Hong Kong, the Philippines, Japan, Indonesia, India, China, Australia, Singapore, Vietnam, Malaysia and Bermuda. As of September 30, 2015, the Sun Life Financial group of companies had total assets under management of $846 billion. For more information please visit www.sunlife.com.

Sun Life Financial Inc. trades on the Toronto (TSX), New York (NYSE) and Philippine (PSE) stock exchanges under the ticker symbol SLF.

Sun Life Financial Inc.	Third Quarter 2015	3

Management’s Discussion and Analysis

For the period ended September 30, 2015

Dated November 4, 2015

How We Report Our Results

Sun Life Financial Inc. (“SLF Inc.”), and its subsidiaries and joint ventures, are collectively referred to as “the Company”, “Sun Life Financial”, “we”, “our”, and “us”. We manage our operations and report our financial results in five business segments: Sun Life Financial Canada (“SLF Canada”), Sun Life Financial United States (“SLF U.S.”), Sun Life Financial Asset Management (“SLF Asset Management”), Sun Life Financial Asia (“SLF Asia”), and Corporate. SLF Asset Management consists of the operations of MFS Investment Management (“MFS”) and Sun Life Investment Management (“SLIM”). SLIM consists of the Bentall Kennedy group of companies (“Bentall Kennedy”), Prime Advisors, Inc. (“Prime Advisors”), Ryan Labs Asset Management Inc. (“Ryan Labs”), and Sun Life Investment Management Inc. (“SLIM Inc.”). Our Corporate segment includes the operations of our United Kingdom business unit (“SLF U.K.”) and Corporate Support operations. Our Corporate Support operations includes our Run-off reinsurance business and investment income, expenses, capital and other items not allocated to other business segments. Information concerning these segments is included in our annual and interim consolidated financial statements and accompanying notes (“Annual Consolidated Financial Statements” and “Interim Consolidated Financial Statements”, respectively). We prepare our unaudited Interim Consolidated Financial Statements using International Financial Reporting Standards (“IFRS”), and in accordance with the International Accounting Standard (“IAS”) 34 Interim Financial Reporting. The information contained in this document is in Canadian dollars unless otherwise noted.

SLF Asset Management

In the third quarter of 2015, we renamed our MFS segment to SLF Asset Management to reflect our acquisitions closed in 2015. This segment includes the operations of MFS, our premier global asset management firm, previously reported as the MFS segment, and the operations of SLIM, our third-party institutional investment management business, have been added to this segment. SLIM consists of: (i) Bentall Kennedy, a real estate investment manager operating in Canada and the U.S.; (ii) Prime Advisors, Inc., a U.S.-based investment management firm specializing in customized fixed income portfolios primarily for U.S. insurance companies; (iii) Ryan Labs Asset Management Inc. (previously Ryan Labs, Inc.), a New York-based asset manager specializing in fixed income and liability-driven investing; and (iv) SLIM Inc., our institutional asset manager which provides investment expertise in alternative asset classes and liability-driven investing to pension funds and other institutional investors in Canada.

Use of Non-IFRS Financial Measures

We report certain financial information using non-IFRS financial measures, as we believe that these measures provide information that is useful to investors in understanding our performance and facilitate a comparison of our quarterly and full year results from period to period. These non-IFRS financial measures do not have any standardized meaning and may not be comparable with similar measures used by other companies. For certain non-IFRS financial measures, there are no directly comparable amounts under IFRS. These non-IFRS financial measures should not be viewed as alternatives to measures of financial performance determined in accordance with IFRS. Additional information concerning these non-IFRS financial measures and reconciliations to the closest IFRS measures are included in our annual and interim management’s discussion and analysis (“MD&A”) and the Supplementary Financial Information packages that are available on www.sunlife.com under Investors – Financial results & reports. Reconciliations to IFRS measures are also available in this document under the heading Reconciliation of Non-IFRS Financial Measures.

Operating net income (loss) and financial measures based on operating net income (loss), consisting of operating earnings per share (“EPS”) or operating loss per share, and operating return on equity (“ROE”), are non-IFRS financial measures. Operating net income (loss) excludes from reported net income the impact of the following amounts that are not operational or ongoing in nature to assist investors in understanding our business performance: (i) certain hedges in SLF Canada that do not qualify for hedge accounting; (ii) fair value adjustments on share-based payment awards at MFS; (iii) the loss on the sale of our U.S. Annuity Business(1); (iv) the impact of assumption changes and management actions related to the sale of our U.S. Annuity Business(1); (v) acquisition, integration and restructuring costs (including impacts related to the sale of our U.S. Annuity Business(1) and impacts related to acquiring and integrating acquisitions, previously reported as restructuring and other related costs); (vi) goodwill and intangible asset impairment charges; and (vii) other items that are not operational or ongoing in nature. Operating EPS also excludes the dilutive impact of convertible instruments.

Underlying net income (loss) and financial measures based on underlying net income (loss), consisting of underlying EPS or underlying loss per share, and underlying ROE, are non-IFRS financial measures. Underlying net income (loss) removes from operating net income (loss) the impact of the following items that create volatility in our results under IFRS and when removed assist

(1)	Effective August 1, 2013, we completed the sale of our U.S. annuities business and certain of our U.S. life insurance businesses (collectively, our “U.S. Annuity Business”). For information on our discontinued operations, refer to our 2014 Annual Consolidated Financial Statements and 2013 annual MD&A.

4	Sun Life Financial Inc.	Third Quarter 2015	MANAGEMENT’S DISCUSSION AND ANALYSIS

in explaining our results from period to period: (a) market related impacts; (b) assumption changes and management actions; and (c) other items that have not been treated as adjustments to operating net income and when removed assist in explaining our results from period to period. Market related impacts include: (i) the impact of changes in interest rates that differ from our best estimate assumptions in the reporting period on investment returns and the value of derivative instruments used in our hedging programs, including changes in credit and swap spreads, and any changes to the assumed fixed income reinvestment rates in determining the actuarial liabilities; (ii) the impact of changes in equity markets, net of hedging, above or below our best estimate assumptions of approximately 2% growth per quarter in the reporting period and of basis risk inherent in our hedging program for products that provide benefit guarantees; and (iii) the impact of changes in the fair value of real estate properties in the reporting period. Additional information regarding these adjustments is available in the footnotes to the table included under the heading Q3 2015 vs. Q3 2014 in the Financial Summary section in this document. Assumption changes reflect the impact of revisions to the assumptions used in determining our liabilities for insurance contracts and investment contracts. The impact on our liabilities for insurance contracts and investment contracts of actions taken by management in the current reporting period, referred to as management actions include, for example, changes in the prices of in-force products, new or revised reinsurance on in-force business, or material changes to investment policies for asset segments supporting our liabilities. Underlying EPS also excludes the dilutive impact of convertible instruments.

Other non-IFRS financial measures that we use include adjusted revenue, administrative services only (“ASO”), premium and deposit equivalents, mutual fund assets and sales, managed fund assets and sales, premiums and deposits, adjusted premiums and deposits, assets under management (“AUM”) and assets under administration, and effective income tax rate on an operating net income basis.

Unless indicated otherwise, all factors discussed in this document that impact our results are applicable to reported net income (loss), operating net income (loss), and underlying net income (loss). Reported net income (loss) refers to Common shareholders’ net income (loss) determined in accordance with IFRS. Reported net income (loss), operating net income (loss) including adjustments, underlying net income (loss) including adjustments, and net income and other comprehensive income (“OCI”) sensitivities are expressed on an after-tax basis unless otherwise noted.

All EPS measures in this document refer to fully diluted EPS, unless otherwise stated.

Additional Information

Additional information about SLF Inc. can be found in our Annual and Interim Consolidated Financial Statements, annual and interim MD&A and Annual Information Form (“AIF”). These documents are filed with securities regulators in Canada and are available at www.sedar.com. SLF Inc.’s Annual Consolidated Financial Statements, annual MD&A and AIF are filed with the United States Securities and Exchange Commission (“SEC”) in SLF Inc.’s annual report on Form 40-F and SLF Inc.’s interim MD&As and Interim Consolidated Financial Statements are furnished to the SEC on Form 6-Ks and are available at www.sec.gov.

MANAGEMENT’S DISCUSSION AND ANALYSIS	Sun Life Financial Inc.	Third Quarter 2015	5

Financial Summary

	Quarterly results					Year-to-date
($ millions, unless otherwise noted)	Q3’15	Q2’15	Q1’15	Q4’14	Q3’14	2015	2014
Net income (loss)
Operating net income (loss)(1)	478	731	446	511	467	1,655	1,409
Reported net income (loss)	482	726	441	502	435	1,649	1,260
Underlying net income (loss)(1)	528	615	516	360	517	1,659	1,456
Diluted EPS ($)
Operating EPS (diluted)(1)	0.78	1.19	0.73	0.83	0.76	2.70	2.30
Reported EPS (diluted)	0.79	1.18	0.72	0.81	0.71	2.68	2.05
Underlying EPS (diluted)(1)	0.86	1.00	0.84	0.59	0.84	2.71	2.38
Reported basic EPS ($)	0.79	1.19	0.72	0.82	0.71	2.69	2.06
Avg. common shares outstanding (millions)	611	612	613	613	612	612	611
Closing common shares outstanding (millions)	611.2	610.6	611.2	613.1	612.7	611.2	612.7
Dividends per common share ($)	0.38	0.38	0.36	0.36	0.36	1.12	1.08
MCCSR ratio(2)	229%	223%	216%	217%	218%	229%	218%
Return on equity (%)
Operating ROE(1)	10.5%	16.5%	10.4%	12.6%	11.9%	12.5%	12.2%
Underlying ROE(1)	11.6%	13.9%	12.1%	8.8%	13.1%	12.5%	12.6%
Premiums and deposits
Net premium revenue	2,114	2,523	2,207	2,701	2,695	6,844	7,295
Segregated fund deposits	2,626	4,487	2,411	2,155	1,907	9,524	7,094
Mutual fund sales(1)	16,902	19,927	22,124	17,071	14,714	58,953	49,548
Managed fund sales(1)	7,507	7,002	8,243	7,988	8,170	22,752	21,880
ASO premium and deposit equivalents(1)	1,758	1,781	1,769	1,855	1,638	5,308	4,893
Total premiums and deposits(1)	30,907	35,720	36,754	31,770	29,124	103,381	90,710
Assets under management
General fund assets	151,654	145,472	148,725	139,419	133,623	151,654	133,623
Segregated funds	88,248	90,500	89,667	83,938	82,058	88,248	82,058
Mutual funds, managed funds and other AUM(1)	606,256	572,110	574,166	511,085	482,499	606,256	482,499
Total AUM(1)	846,158	808,082	812,558	734,442	698,180	846,158	698,180
Capital
Subordinated debt and innovative capital instruments(3)	3,389	2,879	2,881	2,865	2,857	3,389	2,857
Participating policyholders’ equity	164	139	142	141	133	164	133
Total shareholders’ equity	20,609	19,997	19,761	18,731	18,156	20,609	18,156
Total capital	24,162	23,015	22,784	21,737	21,146	24,162	21,146

(1)	Represents a non-IFRS financial measure. See Use of Non-IFRS Financial Measures and Reconciliation of Non-IFRS Financial Measures.
(2)	Minimum Continuing Capital and Surplus Requirements (“MCCSR”) ratio of Sun Life Assurance Company of Canada (“Sun Life Assurance”).
(3)

Innovative capital instruments consist of Sun Life ExchangEable Capital Securities and qualify as capital for Canadian regulatory purposes. However, under IFRS they are reported as Senior debentures in our Annual and Interim Consolidated Financial Statements. For additional information see Capital and Liquidity Management – Capital in our 2014 annual MD&A.

Unless indicated otherwise, all factors discussed in this document that impact our results are applicable to reported net income (loss), operating net income (loss), and underlying net income (loss).

Q3 2015 vs. Q3 2014

Our reported net income was $482 million in the third quarter of 2015, compared to $435 million in the third quarter of 2014. Operating net income was $478 million for the quarter ended September 30, 2015, compared to $467 million for the same period last year. Underlying net income was $528 million, compared to $517 million in the third quarter of 2014.

Operating ROE and underlying ROE in the third quarter of 2015 were 10.5% and 11.6%, respectively. Operating and underlying ROE in the third quarter of 2014 were 11.9% and 13.1%, respectively.

6	Sun Life Financial Inc.	Third Quarter 2015	MANAGEMENT’S DISCUSSION AND ANALYSIS

The following table reconciles our net income measures and sets out the impact that other notable items had on our net income in the third quarter of 2015 and 2014.

	Quarterly results
($ millions, after-tax)	Q3’15	Q3’14
Reported net income	482	435
Certain hedges that do not qualify for hedge accounting in SLF Canada	(10)	2
Fair value adjustments on share-based payment awards at MFS	28	(31)
Acquisition, integration and restructuring costs(1)	(14)	(3)
Operating net income(2)	478	467
Equity market impact
Impact from equity market changes	(116)	1
Basis risk impact	(6)	(4)
Equity market impact(3)	(122)	(3)
Interest rate impact
Impact from interest rate changes	(13)	(56)
Impact of credit spread movements	26	6
Impact of swap spread movements	31	–
Interest rate impact(4)	44	(50)
Increases (decreases) from changes in the fair value of real estate	(4)	(1)
Market related impacts	(82)	(54)
Assumption changes and management actions	32	4
Underlying net income(2)	528	517
Impact of other notable items on our net income:
Experience related items(5)
Impact of investment activity on insurance contract liabilities	33	22
Mortality	(18)	(4)
Morbidity	(26)	(10)
Credit	20	9
Lapse and other policyholder behaviour	10	(8)
Expenses	(7)	(17)
Other	(16)	9
Other items(6)	–	29

(1)

In 2015, acquisition and integration costs primarily related to our acquisitions and integrations of Bentall Kennedy, Prime Advisors and Ryan Labs and our proposed acquisition of Assurant, Inc.’s U.S. Employee Benefits business. In 2014, restructuring costs consisted of transition costs related to the sale of our U.S. Annuity Business.

(2)	Represents a non-IFRS financial measure. See Use of Non-IFRS Financial Measures and Reconciliation of Non-IFRS Financial Measures.
(3)

Equity market impact consists primarily of the effect of changes in equity markets during the quarter, net of hedging, that differ from the best estimate assumptions used in the determination of our insurance contract liabilities of approximately 2% growth per quarter in equity markets. Equity market impact also includes the income impact of the basis risk inherent in our hedging program, which is the difference between the return on underlying funds of products that provide benefit guarantees and the return on the derivative assets used to hedge those benefit guarantees.

(4)

Interest rate impact includes the effect of interest rate changes on investment returns that differ from best estimate assumptions, and on the value of derivative instruments used in our hedging programs. Our exposure to interest rates varies by product type, line of business, and geography. Given the long-term nature of our business, we have a higher degree of sensitivity in respect of interest rates at long durations. Interest rate impact also includes the income impact of changes in assumed fixed income reinvestment rates and of credit and swap spread movements.

(5)	Experience related items reflect the difference between actual experience during the reporting period and best estimate assumptions used in the determination of our insurance contract liabilities.
(6)	In 2014, Other items consists of non-recurring tax benefits pertaining to SLF U.K. and MFS.

Our reported net income for the third quarter of 2015 and 2014 included items that are not operational or ongoing in nature and are, therefore, excluded in our calculation of operating net income. Operating net income for the third quarter of 2015 and 2014 excluded the net impact of certain hedges that do not qualify for hedge accounting in SLF Canada, fair value adjustments on share-based payment awards at MFS, and acquisition, integration and restructuring costs. The net impact of these items increased reported net income by $4 million in the third quarter of 2015 compared to a reduction of $32 million in the third quarter of 2014. In addition, our operating net income in the third quarter of 2015 increased by $58 million as a result of movements in currency rates relative to the average exchange rates in the third quarter of 2014.

Our underlying net income for the third quarter of 2015 and 2014 excludes market related impacts and assumption changes and management actions. The net impact of market related impacts and assumption changes and management actions reduced operating net income by $50 million in the third quarter of 2015, compared to a decrease of $50 million in the third quarter of 2014.

MANAGEMENT’S DISCUSSION AND ANALYSIS	Sun Life Financial Inc.	Third Quarter 2015	7

Net income in the third quarter of 2015 also reflected the favourable impact of investment activity on insurance contract liabilities, positive credit experience and policyholder behaviour, partially offset by unfavourable morbidity and mortality experience, expense experience, and other experience items.

Net income in the third quarter of 2014 also reflected gains from investment activity on insurance contract liabilities, positive credit experience, tax benefits and business growth. These items were partially offset by unfavourable mortality and morbidity and expense experience.

Q3 2015 vs. Q3 2014 (year-to-date)

Our reported net income was $1,649 million for the first nine months of 2015, compared to $1,260 million in the first nine months of 2014. Operating net income was $1,655 million for the nine months ended September 30, 2015, compared to $1,409 million for the same period last year. Underlying net income was $1,659 million, compared to $1,456 million for the first nine months of 2014.

Operating ROE and underlying ROE for the first nine months of 2015 were both 12.5%. Operating ROE and underlying ROE for the first nine months of 2014 were 12.2% and 12.6%, respectively.

The following table reconciles our net income measures and sets out the impact that other notable items had on our net income for the nine months ended September 30, 2015 and 2014.

	Year-to-date
($ millions, after-tax)	2015	2014
Reported net income	1,649	1,260
Certain hedges that do not qualify for hedge accounting in SLF Canada	11	(1)
Fair value adjustments on share-based payment awards at MFS	(3)	(126)
Acquisition, integration and restructuring costs(1)	(14)	(22)
Operating net income(2)	1,655	1,409
Net equity market impact(3)	(124)	53
Net interest rate impact(4)	100	(158)
Net increases (decreases) from changes in the fair value of real estate	17	3
Market related impacts	(7)	(102)
Assumption changes and management actions	3	55
Underlying net income(2)	1,659	1,456
Impact of other notable items on our net income:
Experience related items(5)
Impact of investment activity on insurance contract liabilities	91	90
Mortality	22	(16)
Morbidity	(12)	(38)
Credit	54	43
Lapse and other policyholder behaviour	(10)	(25)
Expenses	(42)	(42)
Other	(21)	22
Other items(6)	–	29

(1)

In 2015, acquisition and integration costs primarily related to our acquisitions and integrations of Bentall Kennedy, Prime Advisors and Ryan Labs and our proposed acquisition of Assurant, Inc.’s U.S. Employee Benefits business. In 2014, restructuring costs consisted of transition costs related to the sale of our U.S. Annuity Business.

(2)	Represents a non-IFRS financial measure. See Use of Non-IFRS Financial Measures and Reconciliation of Non-IFRS Financial Measures.
(3)

Equity market impact consists primarily of the effect of changes in equity markets during the period, net of hedging, that differ from the best estimate assumptions used in the determination of our insurance contract liabilities of approximately 2% growth per quarter in equity markets. Equity market impact also includes the income impact of the basis risk inherent in our hedging program, which is the difference between the return on underlying funds of products that provide benefit guarantees and the return on the derivative assets used to hedge those benefit guarantees.

(4)

Interest rate impact includes the effect of interest rate changes on investment returns that differ from best estimate assumptions, and on the value of derivative instruments used in our hedging programs. Our exposure to interest rates varies by product type, line of business and geography. Given the long-term nature of our business, we have a higher degree of sensitivity in respect of interest rates at long durations. Interest rate impact also includes the income impact of changes in assumed fixed income reinvestment rates and of credit and swap spread movements.

(5)	Experience related items reflect the difference between actual experience during the reporting period and best estimate assumptions used in the determination of our insurance contract liabilities.
(6)	In 2014, Other items consists of non-recurring tax benefits pertaining to SLF U.K. and MFS.

Our reported net income for the first nine months of 2015 and 2014 included items that are not operational or ongoing in nature and are, therefore, excluded in our calculation of operating net income. Operating net income for the first nine months of 2015 and 2014 excluded the net impact of certain hedges that do not qualify for hedge accounting in SLF Canada, fair value adjustments on share-based payment awards at MFS, and acquisition, integration and restructuring costs. The net impact of these items reduced reported net income by $6 million in the first nine months of 2015 compared to a reduction of $149 million in the same period of 2014. In addition, our operating net income in the first nine months of 2015 increased by $137 million as a result of movements in currency rates in the first nine months of 2015 relative to the average exchange rates in the first nine months of 2014.

8	Sun Life Financial Inc.	Third Quarter 2015	MANAGEMENT’S DISCUSSION AND ANALYSIS

Our underlying net income for the first nine months of 2015 and 2014 excludes market related impacts and assumption changes and management actions. The net impact of market related impacts and assumption changes and management actions reduced operating net income by $4 million in the first nine months of 2015, compared to a decrease of $47 million in the first nine months of 2014.

Net income for the first nine months of 2015 also reflected the favourable impact from investment activity on insurance contract liabilities, positive credit and mortality experience, partially offset by unfavourable expense experience including investment in growing our businesses, morbidity, lapse and other policyholder behaviour, and other experience items.

Net income for the first nine months of 2014 also reflected gains from investment activity on insurance contract liabilities, positive credit experience, business growth and tax benefits, partially offset by unfavourable mortality and morbidity, expense, and lapse and other policyholder behaviour experience.

Assumption Changes and Management Actions

Due to the long-term nature of our business, we make certain judgments involving assumptions and estimates to value our obligations to policyholders. The valuation of these obligations are recorded in our financial statements as insurance contract liabilities and investment contract liabilities and requires us to make assumptions about equity market performance, interest rates, asset default, mortality and morbidity rates, lapse and other policyholder behaviour, expenses and inflation and other factors over the life of our products. We review assumptions each year, generally in the third quarter, and revise these assumptions if appropriate.

During the third quarter of 2015 the net impact of assumption changes and management actions resulted in an increase of $32 million to reported and operating net income compared to an increase of $4 million in the third quarter of 2014.

Assumption changes and management actions by type

The following table sets out the impact of assumption changes and management actions on our net income in the third quarter of 2015.

Q3’15	Quarterly
($ millions, after-tax)	Impact on net income	Comments
Mortality/morbidity	179	Updates to reflect mortality/morbidity experience in all jurisdictions and changes to future mortality improvement assumptions in the International insurance business in SLF U.S.
Lapse and other policyholder behaviour	(555)	Updates to reflect experience as discussed below.
Expenses	(85)	Updates to reflect expense studies primarily in our International wealth business in SLF U.S. and in the individual wealth business in SLF Canada.
Investment returns	237	Updates to various investment related assumptions. The largest items are a change to the provision for investment risk in the SLF Canada participating account and the reflection of investment strategy changes in the SLF Canada non-participating insurance business.
Model enhancements and other	256	Other changes, the largest of which are changes in reinsurance agreements and tax assumptions in the SLF U.S. insurance business.
Total impact on net income(1)	32

(1)	Assumption changes and management actions is presented as an adjustment to arrive at underlying net income described in the Q3 2015 vs. Q3 2014 heading of this section.

Changes in lapse and policyholder behaviour assumptions are primarily in the individual insurance businesses in SLF Canada and SLF U.S. The largest items, which all had negative impacts, were the increase in lapse rates at renewal for term insurance in SLF Canada to reflect a stronger link between lapse rates and the size of the renewal premium increase; the reduction in lapse rates at longer policy durations for Universal Life policies in SLF Canada to reflect emerging experience; the reduction in assumed premium payments for flexible premium insurance policies in SLF U.S. to reflect the increasing tendency of policyholders to stop paying premiums when their policy becomes fully funded; and the reduction in lapse rates on International insurance policies, especially for no-lapse-guarantee policies.

Goodwill Impairment Testing

In the fourth quarter of 2015, we will perform our annual goodwill impairment testing. Testing is conducted by comparing a cash generating unit’s (“CGU’s”) carrying value to its recoverable amount. We determine the recoverable amount by reference to an appraisal value that is impacted by the economic and regulatory environment, which includes changes in interest rates, market volatility, capital requirements and other factors, and is based on estimates of future sales, income, expenses, and the level and cost of capital over the lifetime of the business.

MANAGEMENT’S DISCUSSION AND ANALYSIS	Sun Life Financial Inc.	Third Quarter 2015	9

A listing of our CGUs as at December 31, 2014 and the goodwill allocated to them is included in Note 10 of our 2014 Annual Consolidated Financial Statements.

Goodwill is not recognized as an asset for MCCSR purposes and is deducted from available capital. Therefore, impairment charges against goodwill do not have any impact on the MCCSR ratio.

Acquisitions

On July 31, 2015, we completed the acquisition of Prime Advisors, a U.S.-based investment management firm specializing in customized fixed income portfolios primarily for U.S. insurance companies.

On September 1, 2015, we completed the acquisition of Bentall Kennedy, a real estate investment manager operating in Canada and the U.S.

On September 9, 2015, we entered into an agreement with Assurant, Inc. (“Assurant”) to acquire Assurant’s U.S. Employee Benefits business. The acquisition will be financed using a combination of cash and subordinated debt issued by SLF Inc. The transaction is expected to close by the end of the first quarter of 2016 and is subject to regulatory approvals and customary closing conditions.

Additional information concerning the acquisitions is provided in Note 3 of our Interim Consolidated Financial Statements.

Impact of Foreign Exchange Rates

We have operations in many markets worldwide, including Canada, the United States, the United Kingdom, Ireland, Hong Kong, the Philippines, Japan, Indonesia, India, China, Australia, Singapore, Vietnam, Malaysia, and Bermuda, and generate revenues and incur expenses in local currencies in these jurisdictions, which are translated to Canadian dollars.

Items impacting our Consolidated Statements of Operations, such as Revenue, Benefits and expenses, and income, are translated to Canadian dollars using average exchange rates for the respective period. For items impacting our Consolidated Statements of Financial Position, such as Assets and Liabilities, period end rates are used for currency translation purposes. The following table provides the most relevant foreign exchange rates over the past five quarters and two years.

	Quarterly					Year-to-date
Exchange Rate	Q3’15	Q2’15	Q1’15	Q4’14	Q3’14	2015	2014
Average
U.S. Dollar	1.307	1.229	1.240	1.136	1.088	1.259	1.094
U.K. Pounds	2.025	1.882	1.878	1.797	1.817	1.929	1.825
Period end
U.S. Dollar	1.331	1.249	1.269	1.162	1.120	1.331	1.120
U.K. Pounds	2.014	1.962	1.880	1.809	1.815	2.014	1.815

In general, our net income benefits from a weakening Canadian dollar and is adversely affected by a strengthening Canadian dollar as net income from the Company’s international operations is translated back to Canadian dollars. However, in a period of losses, the weakening of the Canadian dollar has the effect of increasing the losses. The relative impact of foreign exchange in any given period is driven by the movement of currency rates as well as the proportion of earnings generated in our foreign operations. We generally express the impact of foreign exchange on net income on a year-over-year basis. During the third quarter of 2015, our operating net income increased by $58 million as a result of movements in currency rates in the third quarter of 2015 relative to the average exchange rates in the third quarter of 2014. In addition, during the first nine months of 2015, our operating net income increased by $137 million as a result of movements in currency rates in the first nine months of 2015 relative to the average exchange rates in the first nine months of 2014.

10	Sun Life Financial Inc.	Third Quarter 2015	MANAGEMENT’S DISCUSSION AND ANALYSIS

Performance by Business Group

SLF Canada

SLF Canada is the Canadian market leader in a number of its businesses, providing products and services to over six million Canadians. Our distribution breadth, strong service culture, technology leadership, and brand recognition provide an excellent platform for growth. SLF Canada has three main business units – Individual Insurance & Wealth, Group Benefits (“GB”), and Group Retirement Services (“GRS”) – which offer a full range of protection, wealth accumulation, and income products and services to individuals in their communities and their workplaces.

	Quarterly results					Year-to-date
($ millions)	Q3’15	Q2’15	Q1’15	Q4’14	Q3’14	2015	2014
Underlying net income (loss)(1)	174	250	201	181	237	625	642
Market related impacts	(51)	70	(69)	(54)	(33)	(50)	(23)
Assumption changes and management actions	14	11	3	(4)	35	28	55
Operating net income (loss)(1)	137	331	135	123	239	603	674
Hedges that do not qualify for hedge accounting	(10)	6	15	(6)	2	11	(1)
Reported net income (loss)	127	337	150	117	241	614	673
Underlying ROE (%)(1)	9.0	12.8	10.6	9.7	12.8	10.8	11.6
Operating ROE (%)(1)	7.0	17.0	7.1	6.6	12.9	10.4	12.2
Operating net income (loss) by business unit(1)
Individual Insurance & Wealth(1)	42	178	38	80	68	258	304
Group Benefits(1)	71	107	54	55	124	232	235
Group Retirement Services(1)	24	46	43	(12)	47	113	135
Total operating net income (loss)(1)	137	331	135	123	239	603	674

(1)	Represents a non-IFRS financial measure. See Use of Non-IFRS Financial Measures and Reconciliation of Non-IFRS Financial Measures.

Q3 2015 vs. Q3 2014

SLF Canada’s reported net income was $127 million in the third quarter of 2015, compared to $241 million in the third quarter of 2014. Operating net income was $137 million, compared to $239 million in the third quarter of 2014. Operating net income for both periods in SLF Canada excludes the impact of certain hedges that do not qualify for hedge accounting, which are set out in the table above.

Underlying net income in the third quarter of 2015 was $174 million, compared to $237 million in the third quarter of 2014. Underlying net income in SLF Canada excludes from operating net income market related impacts and assumption changes and management actions, which are set out in the table above. The unfavourable effect of market related impacts in the third quarter of 2015 was primarily driven by equity markets partially offset by swap spreads and credit spreads, compared to the unfavourable effect in the third quarter of 2014 primarily driven by interest rates and equity markets.

Net income in the third quarter of 2015 also reflected lower gains from new business in GRS, unfavourable mortality experience in the individual wealth business in Individual Insurance & Wealth and GRS, and expense experience including investment in growing our individual wealth business. In our GB line of business, the unfavourable, though improved, impacts of high cost drug claims were offset by positive disability experience.

Net income in the third quarter of 2014 also reflected net realized gains on available-for-sale (“AFS”) assets, the favourable impact of gains from new business in GRS and the insurance business in Individual Insurance & Wealth, as well as gains from investing activity on insurance contract liabilities.

In the third quarter of 2015, individual life and health insurance product sales increased 31% compared to the same period last year, and included a number of large participating whole life insurance sales. Sales of Individual wealth products increased 16% over the third quarter of 2014 due to strong mutual fund sales and segregated fund sales including sales of Sun Life Guaranteed Investment Funds. Sun Life Global Investments (Canada) Inc. (“SLGI”) retail mutual funds continued their positive momentum from 2014, with sales up 45% over the same period in 2014.

GB sales increased 72% compared to the third quarter of 2014 primarily driven by activity in the large case market segment. GRS sales increased 71% compared to the prior year due to strong defined contribution sales and the successful retention of large case business. Pension rollover sales were $543 million, an increase of 39% from the third quarter of 2014.

Q3 2015 vs. Q3 2014 (year-to-date)

Reported net income was $614 million for the first nine months of 2015, compared to $673 million for the nine months ended September 30, 2014. Operating net income for the first nine months of 2015 was $603 million, compared to $674 million in the same

MANAGEMENT’S DISCUSSION AND ANALYSIS	Sun Life Financial Inc.	Third Quarter 2015	11

period of 2014. Operating net income for both periods in SLF Canada excludes the impact of certain hedges that do not qualify for hedge accounting, which are set out in the table above.

Underlying net income was $625 million in the nine months ended September 30, 2015, compared to $642 million in the same period last year. Underlying net income in SLF Canada excludes from operating net income market related impacts and assumption changes and management actions, which are set out in the table above. The unfavourable effect of market related impacts in the first nine months of 2015 was primarily driven by equity markets partially offset by the positive impacts of swap spreads and credit spreads, compared to the unfavourable effect in the first nine months of 2014 primarily driven by interest rates partially offset by equity markets.

Net income for the nine months ended September 30, 2015 also reflected gains from investment activity on insurance contract liabilities offset by unfavourable policyholder behaviour, lower gains on new business, and expense experience including investment in growing our individual wealth business.

Net income for the nine months ended September 30, 2014 also reflected net realized gains on AFS assets, gains from new business in GRS and the insurance business in Individual Insurance & Wealth, as well as gains from investing activity on insurance contract liabilities. These positive impacts were partially offset by unfavourable morbidity experience in GB.

SLF U.S.

SLF U.S. has three business units: Group Benefits, International, and In-force Management. Group Benefits provides protection solutions to employers and employees including group life, disability, medical stop-loss, and dental insurance products, as well as a suite of voluntary benefits products. International offers individual life insurance and investment wealth products to high net worth clients in international markets. In-force Management includes certain closed individual life insurance products, primarily universal life and participating whole life insurance.

	Quarterly results					Year-to-date
(US$ millions)	Q3’15	Q2’15	Q1’15	Q4’14	Q3’14	2015	2014
Underlying net income (loss)(1)	73	85	65	9	45	223	231
Market related impacts	(16)	23	8	16	(6)	15	(53)
Assumption changes and management actions	(8)	–	(54)	121	(42)	(62)	(19)
Operating net income (loss)(1)	49	108	19	146	(3)	176	159
Reported net income (loss)	49	108	19	146	(3)	176	159
Underlying ROE (%)(1)	11.2	12.7	9.7	1.3	6.8	11.2	11.3
Operating ROE (%)(1)	7.5	16.2	2.8	22.0	(0.4)	8.9	7.8
Operating net income (loss) by business unit(1)
Group Benefits(1)	16	22	38	(64)	(11)	76	9
International(1)	67	(1)	2	78	33	68	83
In-force Management(1)	(34)	87	(21)	132	(25)	32	67
Total operating net income (loss)(1)	49	108	19	146	(3)	176	159

(C$ millions)
Underlying net income (loss)(1)	97	105	81	13	48	283	253
Operating net income (loss)(1)	64	134	35	168	(4)	233	173
Reported net income (loss)	64	134	35	168	(4)	233	173

(1)	Represents a non-IFRS financial measure. See Use of Non-IFRS Financial Measures and Reconciliation of Non-IFRS Financial Measures.

Q3 2015 vs. Q3 2014

SLF U.S.’s reported net income and operating net income was C$64 million in the third quarter of 2015, compared to reported net loss and operating net loss of C$4 million in the third quarter of 2014. There were no operating net income adjustments in SLF U.S. in 2015 or 2014. Underlying net income was C$97 million, compared to C$48 million in the third quarter of 2014. The weakening of the Canadian dollar in the third quarter of 2015 relative to average exchange rates in the third quarter of 2014 increased operating net income by $11 million.

In U.S. dollars, SLF U.S.’s reported net income and operating net income was US$49 million in the third quarter of 2015, compared to reported net loss and operating net loss of US$3 million in the third quarter of 2014. Underlying net income was US$73 million in the third quarter of 2015, compared to US$45 million in the third quarter of 2014. Underlying net income excludes from operating net income market related impacts and assumption changes and management actions, which are set out in the table above. The unfavourable effect of market related impacts in the third quarter of 2015 was primarily driven by the impact of interest rate and equity market changes partially offset by changes in credit spreads and swap spreads, compared to the unfavourable effect in the third quarter of 2014 primarily driven by the impact of interest rate changes partially offset by changes in credit spreads. Assumption

12	Sun Life Financial Inc.	Third Quarter 2015	MANAGEMENT’S DISCUSSION AND ANALYSIS

changes and management actions in the third quarter of 2015 had an unfavourable impact in In-force Management mostly offset by favourable impacts in International and Group Benefits.

Net income in the third quarter of 2015 also reflected net realized gains on the sale of AFS assets, favourable tax adjustments related to prior years, and the impact of price increases and expense management in Group Benefits. These items were partially offset by unfavourable morbidity and mortality experience in Group Benefits.

Net income in the third quarter of 2014 also reflected unfavourable underwriting experience in Group Benefits, primarily in the disability line of business, unfavourable mortality experience in Group Benefits and In-force Management and non-recurring expense experience.

Group Benefits sales in the third quarter of 2015 increased 10% compared to the same period last year driven by a 63% increase in stop-loss sales.

International sales reflect the ongoing repositioning of our product offerings in our chosen life and wealth markets, and showed a decrease of 66% compared to the same period last year.

Q3 2015 vs. Q3 2014 (year-to-date)

SLF U.S.’s reported net income and operating net income was C$233 million for the nine months ended September 30, 2015, compared to reported net income and operating net income of C$173 million for the same period last year. There were no operating net income adjustments in SLF U.S. in 2015 or 2014. Underlying net income was C$283 million in the first nine months of 2015, compared to C$253 million in the same period of 2014. The weakening of the Canadian dollar in the first nine months of 2015 relative to average exchange rates in the first nine months of 2014 increased operating net income by $31 million.

In U.S. dollars, SLF U.S.’s reported net income and operating net income was US$176 million for the nine months ended September 30, 2015, compared to reported net income and operating net income of US$159 million for the nine months ended September 30, 2014. Underlying net income was US$223 million for the nine months ended September 30, 2015, compared to US$231 million in the same period last year. Underlying net income excludes from operating net income market related impacts and assumption changes and management actions, which are set out in the table above. The favourable effect of market related impacts in the first nine months of 2015 was primarily driven by changes in credit spreads partially offset by equity market changes, compared to the unfavourable effect in the first nine months of 2014 primarily driven by interest rates.

Net income for the first nine months of 2015 also reflected positive credit experience, net realized gains on the sale of AFS assets, favourable tax adjustments related to prior years, the impact of price increases and expense management in Group Benefits, and favourable mortality experience in International. These items were partially offset by unfavourable claims experience in Group Benefits and unfavourable mortality and policyholder behaviour experience in In-force Management.

Net income for the first nine months of 2014 also reflected net realized gains on the sale of AFS assets and favourable credit experience, partially offset by unfavourable mortality experience in group life and In-force Management and unfavourable underwriting experience in our group disability line of business.

SLF Asset Management

SLF Asset Management is our asset management segment composed of MFS and SLIM.

MFS is a premier global asset management firm which offers a comprehensive selection of products and services. Drawing on an investment heritage that emphasizes collaboration and integrity, MFS actively manages assets for retail and institutional investors around the world through mutual and commingled funds, separately managed accounts, institutional products, and retirement strategies.

SLIM delivers customized fixed income solutions including liability-driven investing, and a suite of alternative, yield-oriented asset classes, including private fixed income, real estate and commercial mortgages. SLIM consists of the businesses of Bentall Kennedy, Prime Advisors, Ryan Labs, and SLIM Inc. that offer a comprehensive set of capabilities to institutional investors.

MANAGEMENT’S DISCUSSION AND ANALYSIS	Sun Life Financial Inc.	Third Quarter 2015	13

	Quarterly results					Year-to-date
SLF Asset Management (C$ millions)	Q3’15	Q2’15	Q1’15	Q4’14	Q3’14	2015	2014
Operating net income and underlying net income(1)	176	173	168	156	168	517	460
Fair value adjustments on share-based payment awards	28	(11)	(20)	1	(31)	(3)	(126)
Reported net income	204	162	148	157	137	514	334
Assets under management (C$ billions)(2)	593.0	558.3	559.9	500.7	475.6	593.0	475.6
Gross sales (C$ billions)(2)	22.7	25.3	28.2	23.3	21.9	76.2	67.8
Net sales (C$ billions)(2)	(11.2)	(1.8)	(0.2)	(2.2)	(2.2)	(13.2)	3.4

MFS (C$ millions)
Operating net income(1)	173	173	168	156	168	514	460
Fair value adjustments on share-based payment awards	28	(11)	(20)	1	(31)	(3)	(126)
Reported net income	201	162	148	157	137	511	334
Assets under management (C$ billions)(2)	537.4	550.2	559.9	500.7	475.6	537.4	475.6
Gross sales (C$ billions)(2)	21.5	24.7	28.2	23.3	21.9	74.4	67.8
Net sales (C$ billions)(2)	(11.8)	(2.2)	(0.2)	(2.2)	(2.2)	(14.2)	3.4
(US$ millions)
Operating net income(1)	133	141	135	137	154	409	420
Fair value adjustments on share-based payment awards	21	(9)	(16)	–	(28)	(4)	(114)
Reported net income	154	132	119	137	126	405	306
Pre-tax operating profit margin ratio(2)	40%	40%	40%	39%	43%	40%	42%
Average net assets (US$ billions)(2)	429.5	450.3	436.4	427.3	434.7	438.7	425.0
Assets under management (US$ billions)(2)(3)	403.7	440.5	441.4	431.0	424.8	403.7	424.8
Gross sales (US$ billions)(2)	16.5	20.1	22.8	20.5	20.1	59.4	62.0
Net sales (US$ billions)(2)	(9.0)	(1.8)	(0.2)	(1.9)	(2.0)	(11.0)	3.1
Asset appreciation (depreciation) (US$ billions)	(27.8)	0.9	10.6	8.1	(11.8)	(16.3)	8.9
S&P 500 Index (daily average)	2,027	2,102	2,064	2,012	1,977	2,064	1,897
MSCI EAFE Index (daily average)	1,785	1,906	1,817	1,795	1,924	1,835	1,920

SLIM (C$ millions)
Operating net income(1)	3					3
Reported net income	3					3
Assets under management (C$ billions)(2)(4)	55.6	8.1				55.6
Gross sales (C$ billions)(2)(4)	1.2	0.6				1.8
Net sales (C$ billions)(2)(4)	0.6	0.4				1.0

(1)

Represents a non-IFRS financial measure that excludes fair value adjustments on share-based payment awards at MFS. For SLF Asset Management, operating net income is generally expected to be equal to underlying net income. See Use of Non-IFRS Financial Measures and Reconciliation of Non-IFRS Financial Measures.

(2)	Pre-tax operating profit margin ratio, AUM, average net assets, and sales are non-IFRS financial measures. See Reconciliation of Non-IFRS Financial Measures.
(3)	Monthly Information on AUM is provided by MFS in its Corporate Fact Sheet, which can be found in the “About MFS” section of its website at www.mfs.com/CorpFact.
(4)

Beginning in the third quarter of 2015, we are reporting SLIM’s AUM, gross sales and net sales in the SLF Asset Management segment as described under the heading How we report our results. In the second quarter of 2015, the AUM, gross sales and net sales were previously included in the Corporate segment.

Q3 2015 vs. Q3 2014

SLF Asset Management’s reported net income was C$204 million in the third quarter of 2015, compared to C$137 million in the third quarter of 2014. SLF Asset Management had operating net income and underlying net income of C$176 million in the third quarter of 2015, compared to C$168 million in the third quarter of 2014. Operating net income and underlying net income in SLF Asset Management excludes the impact of fair value adjustments on share-based payment awards at MFS, which is set out in the table above. The weakening of the Canadian dollar in the third quarter of 2015 relative to average exchange rates in the third quarter of 2014 increased operating net income by $29 million.

14	Sun Life Financial Inc.	Third Quarter 2015	MANAGEMENT’S DISCUSSION AND ANALYSIS

SLF Asset Management’s net income increased in the third quarter of 2015 compared to the same period in 2014 primarily due to the favourable impact of currency, partially offset by the results of MFS.

In U.S. dollars, MFS’s reported net income was US$154 million in the third quarter of 2015, compared to US$126 million in the third quarter of 2014. MFS’s operating net income was US$133 million in the third quarter of 2015, compared to US$154 million in the third quarter of 2014. Operating net income in MFS excludes the impact of fair value adjustments on share-based payment awards, which is set out in the table above. MFS’s operating net income in U.S. dollars decreased in the third quarter of 2015 compared to the same period in 2014, primarily due to compensation costs and continued investment in technological infrastructure, lower average net assets and tax benefits in the third quarter of 2014. MFS’s pre-tax operating profit margin ratio was 40% in the third quarter of 2015, down from 43% in the third quarter of 2014.

SLIM’s reported net income and operating net income was C$3 million in the third quarter of 2015. SLIM’s net income in the third quarter of 2015 reflected the acquisition of Bentall Kennedy and Prime Advisors during the quarter.

SLF Asset Management’s AUM was C$593.0 billion as at September 30, 2015, compared to C$500.7 billion as at December 31, 2014. The increase in SLF Asset Management’s AUM was primarily due to the acquisitions in SLIM in the third quarter of 2015. MFS’s AUM was US$403.7 billion as at September 30, 2015, compared to US$431.0 billion as at December 31, 2014. The decrease of US$27.3 billion was primarily driven by gross sales of US$59.4 billion, more than offset by redemptions of US$70.4 billion and asset depreciation of US$16.3 billion. Market volatility during the third quarter of 2015 contributed to a decrease in gross sales across our retail and institutional product lines. In addition, some large institutional clients rebalanced their investments leading to redemptions that were larger than usual. These factors were the major drivers to our net outflows this quarter. 74%, 86%, and 97% of MFS’s retail fund assets ranked in the top half of their Lipper categories based on three-, five-, and ten-year performance, respectively at September 30, 2015. SLIM’s AUM was C$55.6 billion as at September 30, 2015.

Q3 2015 vs. Q3 2014 (year-to-date)

SLF Asset Management’s reported net income was C$514 million in the first nine months of 2015, compared to C$334 million in the first nine months of 2014. SLF Asset Management had operating net income and underlying net income of C$517 million in the first nine months of 2015, compared to C$460 million in the first nine months of 2014. The weakening of the Canadian dollar in the first nine months of 2015 relative to average exchange rates in the first nine months of 2014 increased operating net income by $67 million.

MFS’s reported net income for the nine months ended September 30, 2015 was US$405 million, compared to US$306 million for the same period last year. MFS’s operating net income was US$409 million for the first nine months of 2015, compared to US$420 million for the nine months ended September 30, 2014. MFS’s operating net income in U.S. dollars for the first nine months of 2015 decreased compared to the same period last year, primarily due to compensation costs and continued investment in technological infrastructure, partially offset by higher average net assets.

SLIM’s reported net income and operating net income for the nine months ended September 30, 2015 was C$3 million.

SLF Asia

SLF Asia operates through subsidiaries in the Philippines, Hong Kong, and Indonesia, as well as through joint ventures with local partners in the Philippines, Indonesia, Vietnam, Malaysia, China, and India. We offer individual life insurance products in all seven markets, and group benefits and/or pension and retirement products in the Philippines, China, Hong Kong, India, Malaysia, and Vietnam. We have also established asset management companies either directly or through joint ventures in the Philippines, China, and India. We distribute these protection and wealth products to middle- and upper-income individuals, groups, and affinity clients through multiple distribution channels.

	Quarterly results					Year-to-date
($ millions)	Q3’15	Q2’15	Q1’15	Q4’14	Q3’14	2015	2014
Underlying net income (loss)(1)	67	71	62	50	48	200	124
Market related impacts	(17)	19	10	(8)	3	12	(4)
Assumption changes and management actions	27	3	(4)	20	–	26	–
Operating net income (loss)(1)	77	93	68	62	51	238	120
Reported net income (loss)	77	93	68	62	51	238	120
Underlying ROE (%)(1)	7.8	8.4	7.7	6.8	7.1	8.0	6.4
Operating ROE (%)(1)	9.1	11.0	8.6	8.4	7.5	9.6	6.2

(1)	Represents a non-IFRS financial measure. See Use of Non-IFRS Financial Measures and Reconciliation of Non-IFRS Financial Measures.

Q3 2015 vs. Q3 2014

SLF Asia’s reported net income and operating net income was $77 million in the third quarter of 2015, compared to reported net income and operating net income of $51 million in the third quarter of 2014. There were no operating net income adjustments in SLF Asia in 2015 or 2014. The weakening of the Canadian dollar in the third quarter of 2015 relative to average exchange rates in the third quarter of 2014 increased operating net income by $10 million.

MANAGEMENT’S DISCUSSION AND ANALYSIS	Sun Life Financial Inc.	Third Quarter 2015	15

Underlying net income was $67 million, compared to $48 million in the third quarter of 2014. Underlying net income excludes from operating net income market related impacts and assumption changes and management actions, which are set out in the table above. The unfavourable effect of market related impacts in the third quarter of 2015 was primarily driven by equity markets and interest rates, compared to the favourable effect in the third quarter of 2014 primarily driven by equity markets.

Net income in the third quarter of 2015 also reflected business growth relative to the third quarter of 2014.

Total individual insurance sales of $114 million increased 8% compared to the third quarter of 2014. Excluding currency impact, individual insurance sales decreased by 5%. Sales increases in the Philippines, Vietnam and Malaysia of 17%, 142% and 23%, respectively, in local currency, were driven by growth in the agency distribution in the Philippines and Vietnam and bancassurance distribution in Malaysia. These increases were more than offset by decreases in Hong Kong, Indonesia, India and China. Wealth sales grew compared to the third quarter of 2014, with strong mutual fund sales in India and higher Mandatory Provident Fund sales in Hong Kong.

Q3 2015 vs. Q3 2014 (year-to-date)

Reported net income and operating net income was $238 million for the first nine months of 2015, compared to reported net income and operating net income of $120 million for the same period last year. There were no operating net income adjustments in SLF Asia in 2015 or 2014. The weakening of the Canadian dollar in the first nine months of 2015 relative to average exchange rates in the first nine months of 2014 increased operating net income by $28 million.

Underlying net income for the first nine months of 2015 was $200 million, compared to $124 million in the same period last year. Underlying net income excludes from operating net income market related impacts and assumption changes and management actions, which are set out in the table above. The favourable impact of market related effect in the first nine months of 2015 was primarily driven by equity markets and interest rates, compared to the unfavourable effect in the first nine months of 2014 primarily driven by interest rates and partially offset by equity markets.

Net income for the first nine months of 2015 also reflected favourable impacts from business growth and net gains on AFS securities relative to the first nine months of 2014. Net income for the first nine months of 2014 reflected net losses on AFS securities driven by an impairment in Hong Kong.

Total individual life sales of $341 million in the first nine months of 2015 increased by 18% compared to the first nine months of 2014, or an increase of 6% excluding currency impact. Sales increased across the region except in China, India and Hong Kong. Sales in the Philippines, Vietnam, Malaysia and Indonesia increased 37%, 111%, 25% and 4%, respectively, measured in local currency. Wealth sales increased compared to the first nine months of 2014 driven by China, India and Hong Kong.

Corporate

Corporate includes the results of SLF U.K. and Corporate Support. Corporate Support includes our Run-off reinsurance business as well as investment income, expenses, capital, and other items that have not been allocated to our other business segments. SLF U.K. has a run-off block of business which has been closed to new business and focuses on supporting existing customers.

	Quarterly results					Year-to-date
($ millions)	Q3’15	Q2’15	Q1’15	Q4’14	Q3’14	2015	2014
Underlying net income (loss)(1)	14	16	4	(40)	16	34	(23)
Market related impacts	9	(21)	28	23	(18)	16	(17)
Assumption changes and management actions	1	5	8	19	15	14	22
Operating net income (loss)(1)	24	–	40	2	13	64	(18)
Acquisition, integration and restructuring costs(2)	(14)	–	–	(4)	(3)	(14)	(22)
Reported net income (loss)	10	–	40	(2)	10	50	(40)
Operating net income (loss) by business unit(1)
SLF U.K.(1)	70	37	71	65	44	178	109
Corporate Support(1)	(46)	(37)	(31)	(63)	(31)	(114)	(127)
Total operating net income (loss)(1)	24	–	40	2	13	64	(18)

(1)	Represents a non-IFRS financial measure. See Use of Non-IFRS Financial Measures and Reconciliation of Non-IFRS Financial Measures.
(2)

In 2015, acquisition and integration costs primarily related to our acquisitions and integrations of Bentall Kennedy, Prime Advisors and Ryan Labs and our proposed acquisition of Assurant, Inc.’s U.S. Employee Benefits business. In 2014, restructuring costs consisted of transition costs related to the sale of our U.S. Annuity Business.

Q3 2015 vs. Q3 2014

Corporate had a reported net income of $10 million in the third quarter of 2015, compared to a reported net income of $10 million in the third quarter of 2014. Operating net income was $24 million for the third quarter of 2015, compared to an operating net income of $13 million in the same period last year. Operating net income (loss) excludes acquisition, integration and restructuring costs, which are set out in the table above. The weakening of the Canadian dollar in the third quarter of 2015 relative to average exchange rates in the third quarter of 2014 increased operating net income by $8 million.

16	Sun Life Financial Inc.	Third Quarter 2015	MANAGEMENT’S DISCUSSION AND ANALYSIS

Underlying net income was $14 million, compared to underlying net income of $16 million in the third quarter of 2014. Underlying net income excludes from operating net income market related impacts and assumption changes and management actions, which are set out in the table above. The favourable effect of market related impacts in the third quarter of 2015 was primarily driven by interest rates and equity markets, compared to the unfavourable effect in the third quarter of 2014 primarily driven by interest rates.

SLF U.K.’s operating net income was $70 million in the third quarter of 2015, compared to $44 million in the third quarter of 2014. SLF U.K.’s net income in the third quarter of 2015 reflected the favourable effect of interest rates and equity markets, policyholder behaviour, and investment activity on insurance contract liabilities, partially offset by assumption changes and management actions. Net income in the third quarter of 2014 reflected the unfavourable impact of interest rates, partially offset by positive mortality experience and a non-recurring tax-related benefit.

Corporate Support had an operating net loss of $46 million in the third quarter of 2015, compared to an operating net loss of $31 million in the third quarter of 2014. The increase in loss was largely as a result of foreign exchange losses in the third quarter of 2015.

Q3 2015 vs. Q3 2014 (year-to-date)

The reported net income was $50 million in the Corporate segment for the nine months ended September 30, 2015, compared to a reported net loss of $40 million in the same period one year ago. Operating net income was $64 million for the first nine months of 2015, compared to an operating net loss of $18 million in the same period last year. Operating net income (loss) excludes acquisition, integration and restructuring costs, which are set out in the table above. The weakening of the Canadian dollar in the first nine months of 2015 relative to average exchange rates in the first nine months of 2014 increased operating net income by $11 million.

Underlying net income was $34 million in the nine months ended September 30, 2015, compared to an underlying net loss of $23 million in the nine months ended September 30, 2014. Underlying net income excludes from operating net income market related impacts and assumption changes and management actions, which are set out in the table above. The favourable effect of market related impacts in the first nine months of 2015 was primarily driven by interest rates partially offset by equity markets, compared to the unfavourable effect in the first nine months of 2014 primarily driven by interest rates and equity markets.

SLF U.K.’s operating net income for the nine months ended September 30, 2015 was $178 million, compared to $109 million for the first nine months ended September 30, 2014. Net income in the first nine months of 2015 reflected the favourable effect of interest rates, policyholder behaviour and mortality experience, and assumption changes and management actions, partially offset by equity markets. Net income in the first nine months of 2014 reflected positive impacts from assumption changes and management actions, partially offset by the unfavourable impact of interest rates and equity markets.

In Corporate Support, the operating net loss for the nine months ended September 30, 2015 was $114 million, compared to an operating loss of $127 million for the same period one year ago. The decrease in loss was due to lower preferred share dividends and tax benefits, partially offset by higher level of project expenses.

Additional Financial Disclosure

Revenue

	Quarterly results					Year-to-date
($ millions)	Q3’15	Q2’15	Q1’15	Q4’14	Q3’14	2015	2014
Premiums
Gross	3,835	4,103	3,723	4,023	4,080	11,661	11,476
Ceded	(1,721)	(1,580)	(1,516)	(1,322)	(1,385)	(4,817)	(4,181)
Net premium revenue	2,114	2,523	2,207	2,701	2,695	6,844	7,295
Net investment income
Interest and other investment income	1,362	1,320	1,279	1,258	1,265	3,961	3,683
Fair value and foreign currency changes on assets and liabilities	(168)	(3,500)	2,495	2,196	495	(1,173)	3,976
Net gains (losses) on available-for-sale assets	47	46	96	49	48	189	153
Fee income	1,338	1,293	1,255	1,171	1,111	3,886	3,282
Total revenue	4,693	1,682	7,332	7,375	5,614	13,707	18,389
Adjusted revenue(1)	5,573	6,011	5,685	6,229	6,249	17,297	17,824

(1)

Represents a non-IFRS financial measure that excludes from revenue the impact of Constant Currency Adjustment, FV Adjustment, and Reinsurance in SLF Canada’s GB Operations Adjustment as described in Use of Non-IFRS Financial Measures and Reconciliation of Non-IFRS Financial Measures.

Revenue in the third quarter of 2015 was $4.7 billion, compared to $5.6 billion in the third quarter of 2014. The decrease is mainly attributable to net losses from changes in fair value of fair value through profit or loss (“FVTPL”) assets and liabilities and lower net

MANAGEMENT’S DISCUSSION AND ANALYSIS	Sun Life Financial Inc.	Third Quarter 2015	17

premium revenue in SLF Canada, SLF U.S. and Corporate Support, partially offset by favourable currency impact from the weakening Canadian dollar and higher fee income in SLF Canada, SLF Asset Management and SLF Asia. The weakening of the Canadian dollar relative to average exchange rates in the third quarter of 2014 increased revenue by $532 million. Adjusted revenue was $5.6 billion in the third quarter of 2015, $0.6 billion lower compared to the third quarter of 2014. The decrease was primarily driven by lower net premium revenue in SLF Canada, SLF U.S. and Corporate Support, partially offset by higher fee income in SLF Canada, SLF Asset Management and SLF Asia.

Revenue was $13.7 billion for the nine months ended September 30, 2015, down $4.7 billion from the comparable period last year. The decrease was mainly attributable to net losses in changes in fair value of FVTPL assets and liabilities and lower net premium revenue in SLF Canada, SLF U.S. and Corporate Support, partially offset by favourable currency impact from the weakening Canadian dollar and higher fee income from SLF Asset Management, SLF Canada and SLF Asia. Adjusted revenue of $17.3 billion for the nine months ended September 30, 2015 was $0.5 billion lower compared to the same period last year, primarily due to lower net premium revenue in SLF Canada, SLF U.S. and Corporate Support, partially offset by higher fee income in SLF Asset Management, SLF Canada and SLF Asia.

Premiums and Deposits

	Quarterly results					Year-to-date
($ millions)	Q3’15	Q2’15	Q1’15	Q4’14	Q3’14	2015	2014
Net premium revenue	2,114	2,523	2,207	2,701	2,695	6,844	7,295
Segregated fund deposits	2,626	4,487	2,411	2,155	1,907	9,524	7,094
Mutual fund sales(1)	16,902	19,927	22,124	17,071	14,714	58,953	49,548
Managed fund sales(1)	7,507	7,002	8,243	7,988	8,170	22,752	21,880
ASO premium and deposit equivalents(1)	1,758	1,781	1,769	1,855	1,638	5,308	4,893
Total premiums and deposits(1)	30,907	35,720	36,754	31,770	29,124	103,381	90,710
Total adjusted premiums and deposits(1)(2)	27,938	33,663	34,099	31,842	30,254	95,854	94,121

(1)	Represents a non-IFRS financial measure. See Use of Non-IFRS Financial Measures and Reconciliation of Non-IFRS Financial Measures.
(2)

Represents a non-IFRS financial measure that excludes from premiums and deposits the impact of Constant Currency Adjustment and Reinsurance in SLF Canada’s GB Operations Adjustment as described in Use of Non-IFRS Financial Measures and Reconciliation of Non-IFRS Financial Measures.

Premiums and deposits were $30.9 billion in the third quarter of 2015, compared to $29.1 billion in the third quarter of 2014, primarily due to favourable currency impact, higher segregated fund deposits in SLF Canada, partially offset by lower fund sales in SLF Asset Management and decreased net premium revenue in SLF Canada, SLF U.S. and Corporate Support. The weakening of the Canadian dollar relative to average exchange rates in the third quarter of 2014 increased total premiums and deposits by approximately $4.1 billion. Adjusted premiums and deposits of $27.9 billion in the third quarter of 2015 decreased $2.4 billion from the third quarter of 2014. The decrease was mainly the result of lower fund sales in SLF Asset Management and decreased net premium revenue in SLF Canada, SLF U.S. and Corporate Support, partially offset by higher fund sales in SLF Asia.

Premiums and deposits were $103.4 billion for the nine months ended September 30, 2015, compared to $90.7 billion for the nine months ended September 30, 2014. The increase was primarily attributable to favourable currency impact from the weakening of the Canadian dollar, higher segregated fund deposits and ASO premium and deposit equivalents in SLF Canada, increased fund sales in SLF Asia, partially offset by lower fund sales in SLF Asset Management, lower net premium revenue in SLF Canada, SLF U.S. and Corporate Support. Adjusted premiums and deposits of $95.9 billion for the nine months ended September 30, 2015 increased by $1.8 billion over the same period last year. The increase was mainly due to higher segregated fund deposits and ASO premium and deposit equivalents in SLF Canada, increased fund sales in SLF Asia, partially offset by lower fund sales in SLF Asset Management, lower net premium revenue in SLF Canada, SLF U.S. and Corporate Support.

Net premium revenue, which reflects gross premiums less amounts ceded to reinsurers, was $2.1 billion in the third quarter of 2015, compared to $2.7 billion in the third quarter of 2014. Net premium revenue was $6.8 billion in the first nine months in 2015, compared to $7.3 billion in the same period last year. In both cases, the decrease was mainly attributable to decreased defined benefit solution sales in GRS in SLF Canada, lower sales in International in SLF U.S. and the impact of a reinsurance agreement in Run-off Reinsurance we entered into during the quarter, partially offset by favourable currency impact and higher net premium revenue in SLF Asia.

Segregated fund deposits were $2.6 billion in the third quarter of 2015, compared to $1.9 billion in the third quarter of 2014. Segregated fund deposits were $9.5 billion in the first nine months in 2015, compared to $7.1 billion in the same period last year. In both cases, the increase was largely attributable to increases in GRS in SLF Canada.

Sales of mutual funds was $16.9 billion in the third quarter of 2015, up $2.2 billion compared to the third quarter of 2014. Sales of mutual funds was $59.0 billion in the first nine months in 2015, compared to $49.5 billion in the same period last year. In both cases, the increase was driven by favourable currency impact and higher sales in India and SLF Canada. Sales of managed funds was $7.5 billion in the third quarter of 2015, compared to $8.2 billion in the third quarter of 2014. The decrease was largely due to lower sales in MFS in SLF Asset Management, partially offset by favourable currency impact from the weakening of the Canadian dollar and SLF Asset Management sales from SLIM, including the 2015 acquisitions and SLIM Inc. Sales of managed funds was $22.8 billion in the first nine months in 2015, compared to $21.9 billion in the same period last year. The increase was primarily

18	Sun Life Financial Inc.	Third Quarter 2015	MANAGEMENT’S DISCUSSION AND ANALYSIS

driven by favourable currency impact from the weakening Canadian dollar and higher sales in SLF Asset Management from SLIM partially offset by lower sales in MFS.

ASO premium and deposit equivalents were $1.8 billion in the third quarter of 2015, compared to $1.6 billion in the third quarter of 2014. ASO premium and deposit equivalents for the nine months of 2015 were up $0.4 billion compared to the same period last year. In both cases, the increase was driven by increases in SLF Canada.

Sales

In SLF Canada, life and health sales consist of sales of individual insurance and group benefits products; wealth sales consist of sales of individual wealth products and sales in GRS. In SLF U.S., life and health sales consist of sales by Group Benefits and individual life sales by International; wealth sales consist of investment product sales in International. In SLF Asia, life and health sales consist of the individual and group life and health sales from wholly owned subsidiaries and joint ventures based on our proportionate equity interest in the Philippines, Hong Kong, Indonesia, India, China, Malaysia, and Vietnam; wealth sales consist of Hong Kong wealth sales, Philippines mutual fund sales, wealth sales from the India and China insurance companies, and Birla Sun Life Asset Management Company’s equity and fixed income mutual fund sales based on our proportionate equity interest. SLF Asset Management sales consist of gross sales (inflows) for retail and institutional clients.

($ millions)	Q3’15	Q3’14
Life and health sales(1)
SLF Canada	237	156
SLF U.S.	169	155
SLF Asia	124	111
Total life and health sales	530	422
Wealth sales(1)
SLF Canada(2)	3,421	2,375
SLF U.S.	119	294
SLF Asia	1,571	1,146
Total wealth sales excluding SLF Asset Management	5,111	3,815
SLF Asset Management sales(1)	22,748	21,873
Total wealth sales	27,859	25,688

(1)	Represents a non-IFRS financial measure. See Use of Non-IFRS Financial Measures.
(2)	In the third quarter of 2014, SLF Canada wealth sales included sales from SLIM Inc. of $25 million.

Total Company life and health sales were $530 million in the third quarter of 2015, compared to $422 million in the same period last year.

•	SLF Canada life and health sales were $237 million in the third quarter of 2015, up $81 million compared to the third quarter of 2014 due to higher sales in Individual insurance business and GB
•

SLF U.S. life and health sales were $169 million in the third quarter of 2015, compared to $155 million in the third quarter of 2014, primarily driven by favourable currency impact and higher sales in Group Benefits, partially offset by lower sales in individual insurance in International

•

SLF Asia life and health sales were $124 million in the third quarter of 2015, compared to $111 million in the third quarter of 2014, driven by growth in the Philippines, Vietnam, Malaysia and a favourable currency impact of $15 million

Total Company wealth sales were $27.9 billion in the third quarter of 2015, compared to $25.7 billion in the third quarter of 2014.

•	SLF Canada wealth sales were $3.4 billion in the third quarter of 2015, compared to $2.4 billion in the third quarter of 2014, mainly attributable to higher sales in individual wealth business and GRS
•

SLF U.S. wealth sales were $119 million in the third quarter of 2015, compared to $294 million in the third quarter of 2014, due to lower investment product sales in International, partially offset by favourable currency impact

•

SLF Asia wealth sales were $1.6 billion in the third quarter of 2015, compared to $1.1 billion in the third quarter of 2014, primarily driven by higher fund sales in India and favourable currency impact, partially offset by lower fund sales in China and the Philippines

•

SLF Asset Management gross sales were $22.7 billion in the third quarter of 2015, compared to $21.9 billion in the third quarter of 2014, largely reflecting favourable currency impact and the addition of Ryan Labs, Prime Advisors and Bentall Kennedy, partially offset by lower fund sales from MFS

Assets Under Management

AUM consist of general funds, segregated funds, and other AUM. Other AUM includes mutual funds and managed funds, which include institutional and other third-party assets managed by the Company.

MANAGEMENT’S DISCUSSION AND ANALYSIS	Sun Life Financial Inc.	Third Quarter 2015	19

AUM were $846.2 billion as at September 30, 2015, compared to AUM of $734.4 billion as at December 31, 2014. The increase in AUM of $111.8 billion between December 31, 2014 and September 30, 2015 resulted primarily from:

(i)	an increase of $84.6 billion from the weakening of the Canadian dollar against foreign currencies compared to the prior period exchange rates;
(ii)	$52.3 billion increase from the acquisition of Ryan Labs, Prime Advisors and Bentall Kennedy; and
(iii)	other business growth of $5.9 billion; partially offset by
(iv)	unfavourable market movements on the value of mutual funds, managed funds, and segregated funds of $22.2 billion;
(v)	net outflow of mutual, managed, and segregated funds of $7.8 billion; and
(vi)	a decrease of $1.2 billion from the change in value of FVTPL assets and liabilities.

Changes in the Statements of Financial Position and in Shareholders’ Equity

Total general fund assets were $151.7 billion as at September 30, 2015, compared to $139.4 billion as at December 31, 2014. The increase in general fund assets from December 31, 2014 was primarily a result of $8.1 billion from the weakening of the Canadian dollar relative to foreign currencies and business growth of $5.3 billion, partially offset by a $1.2 billion decrease from the change in value of FVTPL assets and liabilities.

Insurance contract liabilities (excluding other policy liabilities and assets) of $101.4 billion as at September 30, 2015 increased by $6.2 billion compared to December 31, 2014, mainly due to currency movements, and balances arising from new policies, partially offset by changes in balances on in-force policies (which includes fair value changes on FVTPL assets supporting insurance contract liabilities).

Shareholders’ equity, including preferred share capital, was $20.6 billion as at September 30, 2015, compared to $18.7 billion as at December 31, 2014. The increase in shareholders’ equity was primarily due to:

(i)	shareholders’ net income of $1,725 million in 2015, before preferred share dividends of $76 million;
(ii)	an increase of $1,203 million from the weakening of the Canadian dollar relative to foreign currencies;
(iii)	proceeds of $65 million from the issuance of common shares through the Canadian dividend reinvestment and share purchase plan, $34 million issued as consideration for business acquisition, $28 million from stock options exercised and $3 million from stock-based compensation;
(iv)	changes in liabilities for defined benefit plans of $33 million; and partially offset by
(v)	common share dividend payments of $685 million;
(vi)	common share repurchases of $212 million; and
(vii)	net unrealized losses on AFS assets in OCI of $239 million.

As at October 23, 2015, Sun Life Financial Inc. had 611.2 million common shares and 92.2 million preferred shares outstanding.

Cash Flows

	Quarterly results
($ millions)	Q3’15	Q3’14
Net cash and cash equivalents, beginning of period	4,206	2,891
Cash flows provided by (used in):
Operating activities	1,265	958
Investing activities	(615)	(39)
Financing activities	242	(279)
Changes due to fluctuations in exchange rates	185	74
Increase (decrease) in cash and cash equivalents	1,077	714
Net cash and cash equivalents, end of period	5,283	3,605
Short-term securities, end of period	2,629	2,561
Net cash, cash equivalents and short-term securities, end of period	7,912	6,166

Net cash, cash equivalents and short-term securities were $7.9 billion at the end of the third quarter of 2015, compared to $6.2 billion at the end of the third quarter of 2014.

The operating activities of the Company generate cash flows which include net premium revenue, net investment income, fee income, and the sale of investments. They are the principal source of funds to pay for policyholder claims and benefits, commissions, operating expenses, and the purchase of investments. Cash flows used in investing activities primarily include transactions related to associates, joint ventures and acquisitions. Cash flows used in financing activities largely reflect capital transactions including dividends, the issuance and repurchase of shares, as well as the issuance and retirement of debt instruments and preferred shares.

The higher cash flow used in investing activities in the third quarter of 2015 compared to the third quarter of 2014 was primarily due to the acquisitions closed in the third quarter of 2015. The higher cash flow provided by financing activities in the third quarter of 2015 compared to the third quarter of 2014 was largely due to the issuance of subordinated debentures.

20	Sun Life Financial Inc.	Third Quarter 2015	MANAGEMENT’S DISCUSSION AND ANALYSIS

Income Taxes

In the third quarter of 2015, our effective tax rates on reported net income and operating net income were 13.0% and 12.8%, respectively. In the first nine months of 2015, our effective tax rates on reported net income and operating net income were 19.4% and 19.8%, respectively. The provincial corporate tax rate increased in Alberta, Canada effective the second quarter of 2015, and as a result, our statutory tax rate increased from 26.5% to 26.75% for 2015 and future years. Normally, our effective tax rate is reduced below the statutory rate of 26.75%, mainly due to tax exempt investment income that is generally expected to decrease the effective tax rate to a range of 18% to 22%.

Our effective tax rate in the third quarter of 2015 was below the expected range of 18% to 22% mainly as a result of higher earnings in lower-tax jurisdictions and adjustments primarily related to prior years in Canada and the U.S.

The effective tax rate calculated on an operating basis excludes amounts attributable to participating policyholders and non-operating items.

Quarterly Financial Results

The following table provides a summary of our results for the eight most recently completed quarters. A more complete discussion of our historical quarterly results can be found in our interim and annual MD&As for the relevant periods.

	Quarterly results
($ millions, unless otherwise noted)	Q3’15	Q2’15	Q1’15	Q4’14	Q3’14	Q2’14	Q1’14	Q4’13
Net income (loss)
Operating(1)	478	731	446	511	467	488	454	642
Reported	482	726	441	502	435	425	400	571
Underlying(1)	528	615	516	360	517	499	440	375
Diluted EPS ($)
Operating(1)	0.78	1.19	0.73	0.83	0.76	0.80	0.74	1.05
Reported	0.79	1.18	0.72	0.81	0.71	0.69	0.65	0.93
Underlying(1)	0.86	1.00	0.84	0.59	0.84	0.81	0.72	0.61
Basic Reported EPS ($)
Reported	0.79	1.19	0.72	0.82	0.71	0.70	0.66	0.94
Operating net income (loss) by segment(1)
SLF Canada(1)	137	331	135	123	239	197	238	137
SLF U.S.(1)	64	134	35	168	(4)	100	77	341
SLF Asset Management(1)	176	173	168	156	168	145	147	156
SLF Asia(1)	77	93	68	62	51	37	32	42
Corporate(1)	24	–	40	2	13	9	(40)	(34)
Total operating net income (loss)(1)	478	731	446	511	467	488	454	642

(1)	Represents a non-IFRS financial measure. See Use of Non-IFRS Financial Measures.

Second Quarter 2015

Operating net income of $731 million in the second quarter of 2015 reflected positive interest rate impact, investment activity on insurance contract liabilities, mortality, positive credit, morbidity experience, and business growth. These items were partially offset by unfavourable expense experience including investment in growing our businesses.

First Quarter 2015

Operating net income of $446 million in the first quarter of 2015 reflected gains from investment activity on insurance contract liabilities and positive mortality experience, offset by unfavourable impacts from assumption changes and management actions, net interest rate changes, lapse and other policyholder behaviour, and expense experience.

Fourth Quarter 2014

Operating net income of $511 million in the fourth quarter of 2014 reflected favourable impact from assumption changes and management actions and gains from investing activity on insurance contract liabilities. These items were partially offset by unfavourable impacts from interest rate changes, mortality and morbidity, lapse and other policyholder behaviour, and expense experience, which mainly consists of compensation-related and other seasonal costs.

Third Quarter 2014

Operating net income of $467 million in the third quarter of 2014 reflected favourable impact from gains from investing activity on insurance contract liabilities, positive credit experience, tax benefits and business growth. These items were partially offset by unfavourable impacts from interest rate changes, mortality and morbidity and expense experience.

MANAGEMENT’S DISCUSSION AND ANALYSIS	Sun Life Financial Inc.	Third Quarter 2015	21

Second Quarter 2014

Operating net income of $488 million in the second quarter of 2014 reflected favourable impact from equity markets, gains from investment activity on insurance contract liabilities, positive credit experience and business growth, offset by unfavourable impacts from net interest rates, morbidity experience, and expense experience.

First Quarter 2014

Operating net income of $454 million in the first quarter of 2014 reflected favourable impact from equity markets, gains from investment activity on insurance contract liabilities and positive credit experience, offset by unfavourable impacts from net interest rates, mortality and morbidity experience, lapse and other policyholder behaviour and expense experience.

Fourth Quarter 2013

Operating net income of $642 million in the fourth quarter of 2013 reflected $290 million of income from a management action related to the restructuring of an internal reinsurance arrangement. Net income also reflected favourable impacts from equity markets, interest rates and swap spread movements, and positive fair value movements of real estate. These were partially offset by unfavourable basis risk and credit spread movements. Investment activity on insurance contract liabilities and credit experience were more than offset by unfavourable experience from expenses, comprised mostly of seasonal costs, lapse and other policyholder behaviour, and mortality and morbidity.

Investments

We had total general fund invested assets of $134.5 billion as at September 30, 2015, compared to $125.2 billion as at December 31, 2014. The increase in general fund invested assets of $9.3 billion was primarily due to favourable foreign currency movements and turnover partially offset by a decrease from changes in fair value. Our general fund is primarily invested in fixed income instruments, including debt securities and mortgages and loans, with 85.2% of the general fund invested assets invested in cash and fixed income investments. Equity securities and investment properties represented 3.9% and 4.8% of the portfolio, respectively, and the remaining 6.1% of the portfolio consisted of policy loans, derivative assets, and other invested assets. Our general fund invested assets are well diversified across investment types, geographies, and sectors.

The following table sets out the composition of our invested assets.(1)

	September 30, 2015		December 31, 2014
($ millions)	Carrying value	% of total carrying value	Carrying value	% of total carrying value
Cash, cash equivalents and short-term securities	8,052	6.0%	6,818	5.4%
Debt securities – FVTPL	55,201	41.0%	53,127	42.4%
Debt securities – AFS	13,185	9.8%	13,087	10.5%
Equity securities – FVTPL	4,376	3.3%	4,357	3.5%
Equity securities – AFS	856	0.6%	866	0.7%
Mortgages and loans	38,274	28.4%	33,679	26.9%
Derivative assets	2,238	1.7%	1,839	1.5%
Other invested assets	2,764	2.1%	2,375	1.9%
Policy loans	3,087	2.3%	2,895	2.3%
Investment properties	6,505	4.8%	6,108	4.9%
Total invested assets	134,538	100%	125,151	100%

(1)

The invested asset values and ratios presented are based on the carrying value of the respective asset categories. The carrying values for FVTPL and AFS invested assets are generally equal to their fair values. For invested assets supporting insurance contracts, in the event of default, if the amounts recovered are insufficient to satisfy the related insurance contract liability cash flows that the assets are intended to support, credit exposure may be greater than the carrying value of the assets.

Energy Sector Exposure

As at September 30, 2015, our exposure to the energy sector for debt securities and corporate loans was $5.8 billion, of which 92.6% was rated investment grade. Approximately 45% of our energy sector exposure was invested in pipeline, storage, and transportation entities, approximately 15% was invested in integrated oil and gas entities, and the remaining exposure was invested in companies involved in exploration and production, refining, and drilling and servicing, which included approximately 6% in drilling and oil field services. Our mortgage and real estate portfolio includes office, industrial, retail, and multi-family buildings occupied by tenants in diversified industries. Our most significant property exposure to the oil and gas sector was located in Alberta, which represented less than 20% of the Canadian mortgage portfolio and less than 30% of the Canadian real estate portfolio. There was no significant change in exposure to energy sector tenants and there were no material indications of stress in our Alberta portfolio during the period. However, as the period of weak energy prices continues, market fundamentals within the province are deteriorating, with rising vacancy levels and lower rental rates, particularly in the office sector. We continue to closely monitor the impact of these market changes in the energy sector on the real estate and mortgage portfolios.

22	Sun Life Financial Inc.	Third Quarter 2015	MANAGEMENT’S DISCUSSION AND ANALYSIS

Debt Securities

Our debt securities portfolio is actively managed through a regular program of purchases and sales aimed at optimizing yield, quality, and liquidity, while ensuring that it remains well diversified and duration-matched to insurance contract liabilities. As at September 30, 2015, we held $68.4 billion of debt securities, representing 50.8% of our total invested assets compared to $66.2 billion representing 52.9% as at December 31, 2014. Debt securities with a credit rating of “A” or higher represented 67.0% of the total debt securities as at September 30, 2015, compared to 67.9% as at December 31, 2014. Debt securities with a credit rating of “BBB” or higher represented 96.8% of total debt securities as at September 30, 2015, compared to 97.3% as at December 31, 2014.

Corporate debt securities not issued or guaranteed by sovereign, regional, and municipal governments represented 67.4% of our total debt securities as at September 30, 2015, compared to 66.7% as at December 31, 2014. Total government issued or guaranteed debt securities as at September 30, 2015 were $22.3 billion, compared to $22.1 billion as at December 31, 2014. With the exception of certain countries where we have business operations, including Canada, the United States, the United Kingdom and the Philippines, our exposure to debt securities from any single country did not exceed 1% of total invested assets on our Consolidated Statements of Financial Position as at September 30, 2015.

The carrying value of debt securities of governments and financial institutions by geographic location is presented in the following table.

Debt Securities of Governments and Financial Institutions by Geography

	September 30, 2015		December 31, 2014
($ millions)	Government issued or guaranteed	Financials	Government issued or guaranteed	Financials
Canada	14,088	1,860	14,650	2,391
United States	1,558	6,079	1,590	5,992
United Kingdom	2,616	2,047	2,484	1,992
Philippines	2,781	41	2,575	17
Eurozone(1)	238	838	171	762
Other	1,040	1,496	611	1,390
Total	22,321	12,361	22,081	12,544

(1)

We had an immaterial amount of direct exposure to Eurozone sovereign credits as at September 30, 2015. Our investments in Eurozone countries primarily included Germany, Netherlands, Spain, France, and Belgium. We did not have any direct exposure to Greece. Of our exposure to Eurozone countries, 99.4% was rated investment grade and 78.6% had a credit rating of “A” or higher.

Our gross unrealized losses as at September 30, 2015 for FVTPL and AFS debt securities were $0.79 billion and $0.17 billion, respectively, compared with $0.22 billion and $0.04 billion, respectively, as at December 31, 2014.

Our debt securities as at September 30, 2015 included $12.4 billion invested in the financial sector, representing approximately 18.1% of our total debt securities, or 9.2% of our total invested assets. This compares to $12.5 billion, representing 18.9% of the debt security portfolio, or 10.0% of our total invested assets as at December 31, 2014.

Our debt securities as at September 30, 2015 included $4.7 billion of asset-backed securities reported at fair value, representing 6.9% of our total debt securities, or 3.5% of our total invested assets. This compares to $4.4 billion representing 6.7% of total debt securities or 3.6% of our total invested assets as at December 31, 2014.

Mortgages and Loans

Mortgages and loans disclosures in this section are presented at their carrying value on our Consolidated Statements of Financial Position. As at September 30, 2015, we had $38.3 billion in mortgages and loans, representing 28.4% of our total invested assets, compared to $33.7 billion representing 26.9% as at December 31, 2014. Our mortgage portfolio consisted almost entirely of first mortgages, and our corporate loan portfolio consisted of private placement assets.

MANAGEMENT’S DISCUSSION AND ANALYSIS	Sun Life Financial Inc.	Third Quarter 2015	23

The carrying value of mortgages and loans by geographic location is presented in the following table.(1)

Mortgages and Loans by Geography

	September 30, 2015			December 31, 2014
($ millions)	Mortgages	Loans	Total	Mortgages	Loans	Total
Canada	8,037	13,155	21,192	7,847	12,308	20,155
United States	6,614	6,925	13,539	5,563	5,196	10,759
United Kingdom	–	869	869	1	776	777
Other	–	2,674	2,674	–	1,988	1,988
Total	14,651	23,623	38,274	13,411	20,268	33,679

(1)	The geographic location for mortgages is based on the location of the property and for loans it is based on the country of the creditor’s parent.

As at September 30, 2015, we held $14.7 billion of mortgages, compared to $13.4 billion as at December 31, 2014. Our mortgage portfolio consisted mainly of commercial mortgages, spread across approximately 2,300 loans. Commercial mortgages include retail, office, multi-family, industrial, and land properties. Our commercial portfolio had a weighted average loan-to-value ratio of approximately 55% and an estimated weighted average debt service coverage of 1.73 times. Of the loans in the Canadian commercial mortgage portfolio, 27.8% were insured by the Canada Mortgage and Housing Corporation.

As at September 30, 2015, we held $23.6 billion of corporate loans, compared to $20.3 billion as at December 31, 2014. In the current low interest rate environment, our strategy is to continue to focus our efforts on the origination of new private placement assets. Private placement assets provide diversification by type of loan, industry segment, and borrower credit quality. The loan portfolio consists of senior secured and unsecured loans to large and mid-market sized corporate borrowers, securitized lease/loan obligations secured by a variety of assets, and project finance loans in sectors such as power and infrastructure.

The carrying value and allowance for mortgages and loans past due or impaired is presented in the following table.

Mortgages and Loans Past Due or Impaired

	September 30, 2015
	Gross carrying value			Allowance for losses
($ millions)	Mortgages	Loans	Total	Mortgages		Loans	Total
Not past due	14,555	23,623	38,178	–		–	–
Past due:
Past due less than 90 days	3	–	3	–		–	–
Past due 90 to 179 days	–	–	–	–		–	–
Past due 180 days or more	–	–	–	–		–	–
Impaired	132	5	137	39	(1)	5	44
Total	14,690	23,628	38,318	39		5	44

	December 31, 2014
	Gross carrying value			Allowance for losses
($ millions)	Mortgages	Loans	Total	Mortgages		Loans	Total
Not past due	13,316	20,248	33,564	–		–	–
Past due:
Past due less than 90 days	14	–	14	–		–	–
Past due 90 to 179 days	–	–	–	–		–	–
Past due 180 days or more	–	–	–	–		–	–
Impaired	118	36	154	37	(1)	16	53
Total	13,448	20,284	33,732	37		16	53

(1)	Includes $20 million of sectoral provisions as at September 30, 2015 and $18 million of sectoral provisions as at December 31, 2014.

Our impaired mortgages and loans, net of allowance for losses, amounted to $93 million as at September 30, 2015, compared to $101 million as at December 31, 2014.

Asset Default Provision

We make provisions for possible future credit events in the determination of our insurance contract liabilities. The amount of the provision for asset default included in insurance contract liabilities is based on possible reductions in future investment yields that vary by factors such as type of asset, asset credit quality (rating), duration, and country of origin. To the extent that an asset is written off, or disposed of, any amounts that were set aside in our insurance contract liabilities for possible future asset defaults in respect of that asset are released.

24	Sun Life Financial Inc.	Third Quarter 2015	MANAGEMENT’S DISCUSSION AND ANALYSIS

Our asset default provision reflects the provision relating to future credit events for fixed income assets currently held by the Company that support our insurance contract liabilities. Our asset default provision as at September 30, 2015 was $2,020 million compared to $1,916 million as at December 31, 2014. The increase of $104 million was primarily due to the weakening of the Canadian dollar and increases in the provision for assets purchased net of dispositions, partially offset by the release of provisions on fixed income assets supporting our insurance contract liabilities.

Derivative Financial Instruments

The values associated with our derivative instruments are presented in the following table. Notional amounts serve as the basis for payments calculated under derivatives contracts and are not exchanged.

Derivative Instruments

($ millions)	September 30, 2015	December 31, 2014
Net fair value	(1,046)	236
Total notional amount	57,605	48,211
Credit equivalent amount	626	738
Risk-weighted credit equivalent amount	6	7

The total notional amount of our derivatives increased to $57.6 billion as at September 30, 2015, from $48.2 billion as at December 31, 2014. The increase in the total notional amount was primarily due to increases in interest rate contracts in light of volatile financial markets and updates to projected liability cash flows. As well, the notional amount of derivatives increased due to the conversion of foreign currency notional balances into Canadian dollars. The net fair value of derivatives was a net liability of $1,046 million as at September 30, 2015, compared to a net asset of $236 million as at December 31, 2014. The decrease in net fair value was due primarily to the impact of the weakening of the Canadian dollar against the U.S. dollar on foreign exchange contracts partially offset by the effect of the decrease in interest rates on interest rate contracts.

Capital Management

Our total capital consists of subordinated debt and other capital, participating policyholders’ equity, and total shareholders’ equity which includes common shareholders’ equity and preferred shareholders’ equity. As at September 30, 2015, our total capital was $24.2 billion, up from $21.7 billion as at December 31, 2014. The increase in total capital was primarily the result of common shareholders’ net income of $1,649 million and other comprehensive income of $1,005 million, partially offset by the $212 million of common share purchases under our normal course issuer bid and $620 million of common shareholders’ dividends paid (net of the Canadian dividend reinvestment and share purchase plan).

The legal entity, SLF Inc. (the ultimate parent company), and its wholly owned holding companies had $1,747 million in cash and other liquid assets as at September 30, 2015 ($1,827 million as at December 31, 2014). The decrease in liquid assets in these holding companies in the first nine months of 2015 was primarily attributable to common share repurchases in the first half of 2015 and approximately $560 million in cash to acquire Bentall Kennedy paid in the third quarter of 2015, partially offset by the debt issuance of $500 million noted below. Liquid assets as noted above include cash and cash equivalents, short-term investments, and publicly traded securities, and exclude cash from short-term loans.

On June 30, 2015, 6.0 million Class A Non-Cumulative 5-Year Rate Reset Preferred Shares Series 8R (“Series 8R Shares”) were converted into Class A Non-Cumulative Floating Rate Preferred Shares Series 9QR (“Series 9QR Shares”) through a holder option, on a one-for-one basis. Effective June 30, 2015, 5.2 million Series 8R Shares and 6.0 million Series 9QR Shares were outstanding. For additional information, refer to Note 10 of our Interim Consolidated Financial Statements.

On September 25, 2015, SLF Inc. issued $500 million principal amount of Series 2015-1 Subordinated Unsecured 2.60% Fixed/Floating Debentures due 2025. The net proceeds will be used to partially fund the acquisition of the U.S. Employee Benefit business of Assurant and may also be used for general corporate purposes.

On October 8, 2015, SLF Inc. announced its intention to redeem all of the outstanding $600 million principal amount of Series A Senior Unsecured 4.80% Fixed/Floating debentures due 2035 (“the Debentures”) in accordance with the redemption terms attached to the Debentures. The Debentures are redeemable at SLF Inc.’s option on November 23, 2015. The redemption will have no impact on the Company’s capital positions as these senior debentures are not accounted for as qualifying capital securities.

Sun Life Assurance’s MCCSR ratio was 229% as at September 30, 2015, compared to 217% as at December 31, 2014. The increase to the MCCSR ratio over the period primarily resulted from earnings net of dividends to SLF Inc.

MANAGEMENT’S DISCUSSION AND ANALYSIS	Sun Life Financial Inc.	Third Quarter 2015	25

Normal Course Issuer Bid

On November 10, 2014, SLF Inc. launched a normal course issuer bid under which it is authorized to purchase up to 9 million common shares between November 10, 2014 and November 9, 2015. During the third quarter of 2015, SLF Inc. did not make any purchases under the normal course issuer bid. During the first nine months of 2015, SLF Inc. purchased and cancelled 5.3 million common shares at a total cost of $212 million.

Risk Management

The shaded text and tables in the following section of this document represent our disclosure on market risks in accordance with IFRS 7 Financial Instruments: Disclosures and is an integral part of our unaudited Interim Consolidated Financial Statements for the quarter ended September 30, 2015. The shading in this section does not imply that these disclosures are of any greater importance than non-shaded tables and text, and the Risk Management disclosure should be read in its entirety.

We use an enterprise Risk Management Framework to assist in categorizing, monitoring, and managing the risks to which we are exposed. The major categories of risk are credit risk, market risk, insurance risk, operational risk, liquidity risk, and business risk. Operational risk is a broad category that includes legal and regulatory risks, people risks, and systems and processing risks.

Through our ongoing enterprise risk management procedures, we review the various risk factors identified in the Framework and report to senior management and to the Risk Review Committee of the Board at least quarterly. Our enterprise risk management procedures and risk factors are described in our annual MD&A and AIF.

When referring to segregated funds in this section, it is inclusive of segregated fund guarantees, variable annuities and investment products and includes Run-off reinsurance in our Corporate business segment.

Market Risk Sensitivities

Our earnings are affected by the determination of policyholder obligations under our annuity and insurance contracts. These amounts are determined using internal valuation models and are recorded in our Consolidated Financial Statements, primarily as Insurance contract liabilities. The determination of these obligations requires management to make assumptions about the future level of equity market performance, interest rates, credit and swap spreads, and other factors over the life of our products. Differences between our actual experience and our best estimate assumptions are reflected in our Consolidated Financial Statements.

The market value of our investments in fixed income and equity securities fluctuates based on movements in interest rates and equity markets. The market value of fixed income assets designated as AFS that are held primarily in our surplus segment increases (decreases) with declining (rising) interest rates. The market value of equities designated as AFS and held primarily in our surplus segment increases (decreases) with rising (declining) equity markets. Changes in the market value of AFS assets flow through OCI and are only recognized in net income when realized upon sale, or when considered impaired. The amount of realized gains (losses) recorded in net income in any period is equal to the unrealized gains (losses) or OCI position at the start of the period plus the change in market value during the current period up to the point of sale for those securities that were sold during the period. The sale or impairment of AFS assets held in surplus can therefore have the effect of modifying our net income sensitivity.

We realized $47 million (pre-tax) in net gains on the sale of AFS assets during the third quarter of 2015 ($48 million pre-tax in the third quarter of 2014). The net unrealized gains or OCI position on AFS fixed income and equity assets were $136 million and $173 million, respectively, after-tax as at September 30, 2015 ($340 million and $208 million, respectively, after-tax as at December 31, 2014).

26	Sun Life Financial Inc.	Third Quarter 2015	MANAGEMENT’S DISCUSSION AND ANALYSIS

The following table sets out the estimated immediate impact on or sensitivity of our net income, our OCI, and Sun Life Assurance’s MCCSR ratio to certain instantaneous changes in interest rates and equity market prices as at September 30, 2015 and December 31, 2014.

Interest Rate and Equity Market Sensitivities As at September 30, 2015(1) ($ millions, unless otherwise noted)
Interest rate sensitivity(2)(6)	100 basis point decrease	50 basis point decrease	50 basis point increase	100 basis point increase
Potential impact on net income(3)(6)	$(300)	$(100)	$50	$100
Potential impact on OCI	$500	$250	$(250)	$(500)
Potential impact on MCCSR(4)	10% points decrease	4% points decrease	5% points increase	8% points increase
Equity markets sensitivity(5)	25% decrease	10% decrease	10% increase	25% increase
Potential impact on net income(3)	$(300)	$(100)	$100	$250
Potential impact on OCI	$(150)	$(50)	$50	$150
Potential impact on MCCSR(4)	4% points decrease	1% points decrease	1% points increase	4% points increase

As at December 31, 2014(1) ($ millions, unless otherwise noted)
Interest rate sensitivity(2)(6)	100 basis point decrease	50 basis point decrease	50 basis point increase	100 basis point increase
Potential impact on net income(3)(6)	$(400)	$(100)	$50	$100
Potential impact on OCI	$500	$250	$(250)	$(500)
Potential impact on MCCSR(4)	12% points decrease	5% points decrease	4% points increase	8% points increase
Equity markets sensitivity(5)	25% decrease	10% decrease	10% increase	25% increase
Potential impact on net income(3)	$(250)	$(50)	$50	$150
Potential impact on OCI	$(150)	$(50)	$50	$150
Potential impact on MCCSR(4)	5% points decrease	1% points decrease	1% points increase	1% points increase

(1)

Net income and OCI sensitivities have been rounded to the nearest $50 million. The sensitivities exclude the market impacts on the income from our joint ventures and associate investments, which we account for on an equity basis.

(2)

Interest rate sensitivities assume a parallel shift in assumed interest rates across the entire yield curve as at September 30, 2015 and December 31, 2014. Variations in realized yields based on factors such as different terms to maturity and geographies may result in realized sensitivities being significantly different from those illustrated above. Sensitivities include the impact of re-balancing interest rate hedges for dynamic hedging programs at 10 basis point intervals (for 50 basis point changes in interest rates) and at 20 basis point intervals (for 100 basis point changes in interest rates).

(3)

The market risk sensitivities include the estimated mitigation impact of our hedging programs in effect as at September 30, 2015 and December 31, 2014, and include new business added and product changes implemented prior to such dates.

(4)

The MCCSR sensitivities illustrate the impact on Sun Life Assurance as at September 30, 2015 and December 31, 2014. This excludes the impact on assets and liabilities that are in SLF Inc. but not included in Sun Life Assurance. MCCSR sensitivities as at December 31, 2014 reflect the impact of IAS 19 Employee Benefits and its phase-in impact on available capital.

(5)

Represents the respective change across all equity markets as at September 30, 2015 and December 31, 2014. Assumes that actual equity exposures consistently and precisely track the broader equity markets. Since in actual practice equity-related exposures generally differ from broad market indices (due to the impact of active management, basis risk, and other factors), realized sensitivities may differ significantly from those illustrated above. Sensitivities include the impact of re-balancing equity hedges for dynamic hedging programs at 2% intervals (for 10% changes in equity markets) and at 5% intervals (for 25% changes in equity markets).

(6)

The majority of interest rate sensitivity, after hedging, is attributed to individual insurance products. We also have interest rate sensitivity, after hedging, from our fixed annuity and segregated funds products.

Our net income sensitivities to interest rates and equity markets have changed since December 31, 2014. This is primarily as a result of changes in measurement of sensitivities related to assumption changes and management actions.

MANAGEMENT’S DISCUSSION AND ANALYSIS	Sun Life Financial Inc.	Third Quarter 2015	27

Credit Spread and Swap Spread Sensitivities

We have estimated the immediate impact or sensitivity of our reported net income attributable to certain instantaneous changes in credit and swap spreads. The credit spread sensitivities reflect the impact of changes in credit spreads on our asset and liability valuations (including non-sovereign fixed income assets, provincial governments, corporate bonds, and other fixed income assets). The swap spread sensitivities reflect the impact of changes in swap spreads on swap-based derivative positions and liability valuations.

Credit Spread Sensitivities ($ millions, after-tax)

Net income sensitivity(1)(2)	50 basis point decrease	50 basis point increase
September 30, 2015	(125)	100
December 31, 2014	(100)	125

(1)	Sensitivities have been rounded to the nearest $25 million.
(2)	In most instances, credit spreads are assumed to revert to long-term insurance contract liability assumptions generally over a five-year period.

Swap Spread Sensitivities ($ millions, after-tax)

Net income sensitivity(1)	20 basis point decrease	20 basis point increase
September 30, 2015	25	(50)
December 31, 2014	75	(75)

(1)	Sensitivities have been rounded to the nearest $25 million.

The credit and swap spread sensitivities assume a parallel shift in the indicated spreads (i.e., equal shift across the entire spread term structure). Variations in realized spread changes based on different terms to maturity, geographies, asset class/derivative types, underlying interest rate movements, and ratings may result in realized sensitivities being significantly different from those provided above. The credit spread sensitivity estimates exclude any credit spread impact that may arise in connection with asset positions held in segregated funds. Spread sensitivities are provided for the consolidated entity and may not be proportional across all reporting segments. Refer to the section Additional Cautionary Language and Key Assumptions Related to Sensitivities for important additional information regarding these estimates.

General Account Insurance and Annuity Products

Most of our expected sensitivity to interest rate risk is derived from our general account insurance and annuity products. We have implemented market risk management strategies to mitigate a portion of the market risk related to our general account insurance and annuity products.

Individual insurance products include universal life and other long-term life and health insurance products. Major sources of market risk exposure for individual insurance products include the reinvestment risk related to future premiums on regular premium policies, asset reinvestment risk on both regular premium and single premium policies, and the guaranteed cost of insurance. Interest rate risk for individual insurance products is typically managed on a duration basis, within tolerance ranges set out in the applicable investment policy or guidelines. Targets and limits are established so that the level of residual exposure is commensurate with our risk appetite. Exposures are monitored frequently, and assets are re-balanced as necessary to maintain compliance within policy limits using a combination of assets and derivative instruments. A portion of the longer-term cash flows are backed with equities and real estate.

For participating insurance products and other insurance products with adjustability features, the investment strategy objective is to provide a total rate of return given a constant risk profile over the long term.

Fixed annuity products generally provide the policyholder with a guaranteed investment return or crediting rate. Interest rate risk for these products is typically managed on a duration basis, within tolerance ranges set out in the applicable investment guidelines. Targets and limits are established such that the level of residual exposure is commensurate with our risk appetite. Exposures are monitored frequently, and are re-balanced as necessary to maintain compliance within prescribed tolerances using a combination of fixed income assets and derivative instruments.

Certain insurance and annuity products contain minimum interest rate guarantees. Market risk management strategies are implemented to limit potential financial loss due to reductions in asset earned rates relative to contract guarantees. These typically involve the use of hedging strategies utilizing interest rate derivatives such as interest rate floors, swaps, and swaptions.

Certain insurance and annuity products contain features which allow the policyholders to surrender their policy at book value. Market risk management strategies are implemented to limit the potential financial loss due to changes in interest rate levels and policyholder behaviour. These typically involve the use of hedging strategies such as dynamic option replication and the purchase of interest rate swaptions.

Certain products have guaranteed minimum annuitization rates. Market risk management strategies are implemented to limit the potential financial loss and typically involve the use of fixed income asset, interest rate swaps, and swaptions.

28	Sun Life Financial Inc.	Third Quarter 2015	MANAGEMENT’S DISCUSSION AND ANALYSIS

Segregated Fund Guarantees

Approximately one half of our expected sensitivity to equity market risk and a small amount of interest rate risk sensitivity is derived from segregated fund products. These products provide benefit guarantees, which are linked to underlying fund performance and may be triggered upon death, maturity, withdrawal, or annuitization. The cost of providing for the guarantees in respect of our segregated fund contracts is uncertain and will depend upon a number of factors including general capital market conditions, our hedging strategies, policyholder behaviour, and mortality experience, each of which may result in negative impacts on net income and capital.

The following table provides information with respect to the guarantees provided in our segregated fund businesses.

As at September 30, 2015
($ millions)	Fund value	Amount at risk(1)	Value of guarantees(2)	Insurance contract liabilities(3)
SLF Canada	12,319	351	11,044	602
SLF U.S.	5,226	560	5,672	253
Run-off reinsurance(4)	2,811	621	2,171	636
Total	20,356	1,532	18,887	1,491

As at December 31, 2014
($ millions)	Fund value	Amount at Risk(1)	Value of guarantees(2)	Insurance contract liabilities(3)
SLF Canada	13,039	217	11,202	273
SLF U.S.	5,194	259	5,236	96
Run-off reinsurance(4)	2,800	501	1,999	526
Total	21,033	977	18,437	895

(1)

The Amount at Risk represents the excess of the value of the guarantees over fund values on all policies where the value of the guarantees exceeds the fund value. The Amount at Risk is not currently payable as the guarantees are only payable upon death, maturity, withdrawal, or annuitization if fund values remain below guaranteed values.

(2)

For guaranteed lifetime withdrawal benefits, the value of guarantees is calculated as the present value of the maximum future withdrawals assuming market conditions remain unchanged from current levels. For all other benefits, the value of guarantees is determined assuming 100% of the claims are made at the valuation date.

(3)

The insurance contract liabilities represent management’s provision for future costs associated with these guarantees and include a provision for adverse deviation in accordance with Canadian actuarial standards of practice.

(4)

The Run-off reinsurance business includes risks assumed through reinsurance of variable annuity products issued by various North American insurance companies between 1997 and 2001. This line of business is part of a closed block of reinsurance, which is included in the Corporate segment.

The movement of the items in the table above from December 31, 2014 to September 30, 2015 was primarily as a result of the following factors:

(i)	the total fund values decreased due to the natural run-off of the block net of new sales, unfavourable equity market movements, partially offset by the weakening of the Canadian dollar against the U.S. dollar;
(ii)	the total Amount at Risk increased primarily due to unfavourable equity market movements and the weakening of the Canadian dollar;
(iii)	the total value of guarantees increased due to the weakening of the Canadian dollar, partially offset by the natural run-off of the block net of new sales; and
(iv)	the total insurance contract liabilities increased due to lower interest rates, unfavourable equity market movements, and the weakening of the Canadian dollar.

Segregated Fund Hedging

We have implemented hedging programs, involving the use of derivative instruments, to mitigate a portion of the cost of interest rate and equity market-related volatility in providing for segregated fund guarantees. As at September 30, 2015, over 90% of our segregated fund contracts, as measured by associated fund values, were included in a hedging program. While a large percentage of contracts are included in the hedging program, not all of our equity exposure related to these contracts is hedged. For those segregated fund contracts included in the hedging program, we generally hedge the value of expected future net claims costs and associated margins as we are primarily focused on hedging the expected economic costs associated with providing these guarantees.

MANAGEMENT’S DISCUSSION AND ANALYSIS	Sun Life Financial Inc.	Third Quarter 2015	29

The following table illustrates the impact of our hedging program related to our sensitivity to a 50 basis point and 100 basis point decrease in interest rates and 10% and 25% decrease in equity markets for segregated fund contracts as at September 30, 2015 and December 31, 2014.

Impact of Segregated Fund Hedging

September 30, 2015
($ millions)	Changes in interest rates(3)		Changes in equity markets(4)
Net income sensitivity(1)(2)	50 basis point decrease	100 basis point decrease	10% decrease	25% decrease
Before hedging	(200)	(450)	(200)	(550)
Hedging impact	200	500	150	450
Net of hedging	–	50	(50)	(100)

December 31, 2014
($ millions)	Changes in interest rates(3)		Changes in equity markets(4)
Net income sensitivity(1)(2)	50 basis point decrease	100 basis point decrease	10% decrease	25% decrease
Before hedging	(200)	(400)	(150)	(500)
Hedging impact	200	400	150	400
Net of hedging	–	–	–	(100)

(1)	Net income sensitivities have been rounded to the nearest $50 million.
(2)

Since the fair value of benefits being hedged will generally differ from the financial statement value (due to different valuation methods and the inclusion of valuation margins in respect of financial statement values), this will result in residual volatility to interest rate and equity market shocks in reported income and capital. The general availability and cost of these hedging instruments may be adversely impacted by a number of factors, including volatile and declining equity and interest rate market conditions.

(3)

Represents a parallel shift in assumed interest rates across the entire yield curve as at September 30, 2015 and December 31, 2014. Variations in realized yields based on factors such as different terms to maturity and geographies may result in realized sensitivities being significantly different from those illustrated above. Sensitivities include the impact of re-balancing interest rate hedges for dynamic hedging programs at 10 basis point intervals (for 50 basis point changes in interest rates) and at 20 basis point intervals (for 100 basis point changes in interest rates).

(4)

Represents the change across all equity markets as at September 30, 2015 and December 31, 2014. Assumes that actual equity exposures consistently and precisely track the broader equity markets. Since in actual practice equity-related exposures generally differ from broad market indices (due to the impact of active management, basis risk, and other factors), realized sensitivities may differ significantly from those illustrated above. Sensitivities include the impact of re-balancing equity hedges for dynamic hedging programs at 2% intervals (for 10% changes in equity markets) and at 5% intervals (for 25% changes in equity markets).

Real Estate Risk

We are exposed to real estate risk arising from fluctuations in the value of, or future cash flows on, real estate classified as investment properties. We may experience financial losses resulting from the direct ownership of real estate investments or indirectly through fixed income investments secured by real estate property, leasehold interests, ground rents, and purchase and leaseback transactions. Real estate price risk may arise from external market conditions, inadequate property analysis, inadequate insurance coverage, inappropriate real estate appraisals, or from environmental risk exposures. We hold direct real estate investments that support general account liabilities and surplus, and fluctuations in value will impact our profitability and financial position. An instantaneous 10% decrease in the value of our direct real estate investments as at September 30, 2015 would decrease net income by approximately $175 million ($150 million decrease as at December 31, 2014). Conversely, an instantaneous 10% increase in the value of our direct real estate investments as at September 30, 2015 would increase net income by approximately $175 million ($150 million increase as at December 31, 2014).

Additional Cautionary Language and Key Assumptions Related to Sensitivities

Our market risk sensitivities are measures of our estimated change in net income and OCI for changes in interest rates and equity market price levels described above, based on interest rates, equity market prices, and business mix in place as at the respective calculation dates. These sensitivities are calculated independently for each risk factor, generally assuming that all other risk variables stay constant. The sensitivities do not take into account indirect effects such as potential impacts on goodwill impairment or valuation allowances on deferred tax assets. The sensitivities are provided for the consolidated entity and may not be proportional across all reporting segments. Actual results can differ materially from these estimates for a variety of reasons, including differences in the pattern or distribution of the market shocks, the interaction between these risk factors, model error, or changes in other assumptions such as business mix, effective tax rates, policyholder behaviour, currency exchange rates, and other market variables relative to those underlying the calculation of these sensitivities. The potential extent to which actual results may differ from the indicative ranges will generally increase with larger capital market movements. Our sensitivities as at December 31, 2014 have been included for comparative purposes only.

30	Sun Life Financial Inc.	Third Quarter 2015	MANAGEMENT’S DISCUSSION AND ANALYSIS

We have also provided measures of our net income sensitivity to instantaneous changes in credit spreads, swap spreads, real estate price levels, and capital sensitivities to changes in interest rates and equity price levels. The real estate sensitivities are non-IFRS financial measures. For additional information, see Use of Non-IFRS Financial Measures. The cautionary language which appears in this section is also applicable to the credit spread, swap spread, real estate, and MCCSR ratio sensitivities. In particular, these sensitivities are based on interest rates, credit and swap spreads, equity market, and real estate price levels as at the respective calculation dates and assume that all other risk variables remain constant. Changes in interest rates, credit and swap spreads, equity market, and real estate prices in excess of the ranges illustrated may result in other-than-proportionate impacts.

As these market risk sensitivities reflect an instantaneous impact on net income, OCI, and Sun Life Assurance’s MCCSR ratio, they do not include impacts over time such as the effect on fee income in our asset management businesses.

The sensitivities reflect the composition of our assets and liabilities as at September 30, 2015 and December 31, 2014. Changes in these positions due to new sales or maturities, asset purchases/sales, or other management actions could result in material changes to these reported sensitivities. In particular, these sensitivities reflect the expected impact of hedging activities based on the hedge programs in place as at the September 30 and December 31 calculation dates. The actual impact of these hedging activities can differ materially from that assumed in the determination of these indicative sensitivities due to ongoing hedge re-balancing activities, changes in the scale or scope of hedging activities, changes in the cost or general availability of hedging instruments, basis risk (i.e., the risk that hedges do not exactly replicate the underlying portfolio experience), model risk, and other operational risks in the ongoing management of the hedge programs or the potential failure of hedge counterparties to perform in accordance with expectations.

The sensitivities are based on methods and assumptions in effect as at September 30, 2015 and December 31, 2014, as applicable. Changes in the regulatory environment, accounting or actuarial valuation methods, models, or assumptions after this date could result in material changes to these reported sensitivities. Changes in interest rates and equity market prices in excess of the ranges illustrated may result in other than proportionate impacts.

Our hedging programs may themselves expose us to other risks, including basis risk (i.e., the risk that hedges do not exactly replicate the underlying portfolio experience), derivative counterparty credit risk, and increased levels of liquidity risk, model risk, and other operational risks. These factors may adversely impact the net effectiveness, costs, and financial viability of maintaining these hedging programs and therefore adversely impact our profitability and financial position. While our hedging programs include various elements aimed at mitigating these effects (e.g., hedge counterparty credit risk is managed by maintaining broad diversification, dealing primarily with highly rated counterparties, and transacting through International Swaps and Derivatives Association agreements that generally include applicable credit support annexes), residual risk and potential reported earnings and capital volatility remain.

For the reasons outlined above, these sensitivities should only be viewed as directional estimates of the underlying sensitivities of each factor under these specialized assumptions, and should not be viewed as predictors of our future net income, OCI, and capital sensitivities. Given the nature of these calculations, we cannot provide assurance that actual impact will be consistent with the estimates provided.

Information related to market risk sensitivities and guarantees related to segregated fund products should be read in conjunction with the information contained in the Outlook, Critical Accounting Policies and Estimates, and Risk Management sections in our annual MD&A and in the Risk Factors and Regulatory Matters sections in our AIF.

Legal and Regulatory Matters

Information concerning legal and regulatory matters is provided in our Annual Consolidated Financial Statements, annual MD&A, and AIF, for the year ended December 31, 2014.

Changes in Accounting Policies

We have not adopted any new and amended IFRS in the current period ended September 30, 2015. For additional information, refer to Note 2 in our Interim Consolidated Financial Statements.

Internal Control Over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting to provide reasonable assurance regarding the reliability of the Company’s financial reporting and the preparation of its financial statements in accordance with IFRS.

There were no changes in the Company’s internal control over financial reporting during the period which began on July 1, 2015 and ended on September 30, 2015 that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

MANAGEMENT’S DISCUSSION AND ANALYSIS	Sun Life Financial Inc.	Third Quarter 2015	31

Reconciliation of Non-IFRS Financial Measures

Additional information on the use of non-IFRS measures, including the definition of operating net income (loss) and underlying net income (loss), is available in this document under the heading Use of Non-IFRS Financial Measures.

The following table sets out the amounts that were excluded from our operating net income (loss), underlying net income (loss), operating EPS, and underlying EPS, and provides a reconciliation to our reported net income (loss) and EPS based on IFRS.

Reconciliations of Select Net Income Measures

	Quarterly results
($ millions, unless otherwise noted)	Q3’15	Q2’15	Q1’15	Q4’14	Q3’14
Reported net income	482	726	441	502	435
Impact of certain hedges in SLF Canada that do not qualify for hedge accounting	(10)	6	15	(6)	2
Fair value adjustments on share-based payment awards at MFS	28	(11)	(20)	1	(31)
Acquisition, integration and restructuring costs	(14)	–	–	(4)	(3)
Operating net income (loss)	478	731	446	511	467

Market related impacts	(82)	97	(22)	(21)	(54)
Assumption changes and management actions	32	19	(48)	172	4
Underlying net income (loss)	528	615	516	360	517

Reported EPS (diluted) ($)	0.79	1.18	0.72	0.81	0.71
Impact of certain hedges in SLF Canada that do not qualify for hedge accounting ($)	(0.02)	0.01	0.02	(0.01)	–
Fair value adjustments on share-based payment awards at MFS ($)	0.05	(0.02)	(0.03)	–	(0.05)
Acquisition, integration and restructuring costs ($)	(0.02)	–	–	(0.01)	–
Impact of convertible securities on diluted EPS ($)	–	–	–	–	–
Operating EPS (diluted) ($)	0.78	1.19	0.73	0.83	0.76

Market related impacts ($)	(0.13)	0.16	(0.03)	(0.04)	(0.09)
Assumption changes and management actions ($)	0.05	0.03	(0.08)	0.28	0.01
Underlying EPS (diluted) ($)	0.86	1.00	0.84	0.59	0.84

Management also uses the following non-IFRS financial measures:

Return on equity. IFRS does not prescribe the calculation of ROE and therefore a comparable measure under IFRS is not available. To determine operating ROE and underlying ROE, operating net income (loss) and underlying net income (loss) are divided by the total weighted average common shareholders’ equity for the period, respectively.

Adjusted revenue. This measure excludes from revenue the impact of: (i) exchange rate fluctuations, from the translation of functional currencies to the Canadian dollar, for comparisons (“Constant Currency Adjustment”); (ii) Fair value and foreign currency changes on assets and liabilities (“FV Adjustment”); and (iii) reinsurance for the insured business in SLF Canada’s GB operations (“Reinsurance in SLF Canada’s GB Operations Adjustment”). Adjusted revenue is an alternative measure of revenue that provides greater comparability across reporting periods.

	Quarterly results
($ millions)	Q3’15	Q2’15	Q1’15	Q4’14	Q3’14
Revenues	4,693	1,682	7,332	7,375	5,614
Constant Currency Adjustment	467	320	337	104	–
FV Adjustment	(168)	(3,500)	2,495	2,196	495
Reinsurance in SLF Canada’s GB Operations Adjustment	(1,179)	(1,149)	(1,185)	(1,154)	(1,130)
Adjusted revenue	5,573	6,011	5,685	6,229	6,249

32	Sun Life Financial Inc.	Third Quarter 2015	MANAGEMENT’S DISCUSSION AND ANALYSIS

Adjusted premiums and deposits. This measure adjusts premiums and deposits for the impact of (i) the Constant Currency Adjustment and (ii) the Reinsurance in SLF Canada’s GB Operations Adjustment. Adjusted premiums and deposits is an alternative measure of premiums and deposits that provides greater comparability across reporting periods.

	Quarterly results
($ millions)	Q3’15	Q2’15	Q1’15	Q4’14	Q3’14
Premiums and deposits	30,907	35,720	36,754	31,770	29,124
Constant Currency Adjustment	4,148	3,206	3,840	1,082	–
Reinsurance in SLF Canada’s GB Operations Adjustment	(1,179)	(1,149)	(1,185)	(1,154)	(1,130)
Adjusted premiums and deposits	27,938	33,663	34,099	31,842	30,254

Pre-tax operating profit margin ratio for MFS. This ratio is a measure of the underlying profitability of MFS, which excludes certain investment income and commission expenses that are offsetting. These amounts are excluded in order to neutralize the impact these items have on the pre-tax operating profit margin ratio, as they are offsetting in nature and have no impact on the underlying profitability of MFS.

Impact of foreign exchange. Several IFRS financial measures are presented on a constant currency adjusted basis to exclude the impact of foreign exchange rate fluctuations. These measures are calculated using the average or period end foreign exchange rates, as appropriate, in effect at the date of the comparative period.

Real estate market sensitivities. Real estate market sensitivities are non-IFRS financial measures for which there are no directly comparable measures under IFRS so it is not possible to provide a reconciliation of these amounts to the most directly comparable IFRS measures.

Other. Management also uses the following non-IFRS financial measures for which there are no comparable financial measures in IFRS: (i) ASO premium and deposit equivalents, mutual fund sales, managed fund sales, life and health sales, and total premiums and deposits; (ii) AUM, mutual fund assets, managed fund assets, other AUM, and assets under administration; (iii) the value of new business, which is used to measure the estimated lifetime profitability of new sales and is based on actuarial calculations; and (iv) assumption changes and management actions, which is a component of our sources of earnings disclosure. Sources of earnings is an alternative presentation of our Consolidated Statements of Operations that identifies and quantifies various sources of income. The Company is required to disclose its sources of earnings by its principal regulator, the Office of the Superintendent of Financial Institutions.

MANAGEMENT’S DISCUSSION AND ANALYSIS	Sun Life Financial Inc.	Third Quarter 2015	33

Forward-looking Statements

From time to time, the Company makes written or oral forward-looking statements within the meaning of certain securities laws, including the “safe harbour” provisions of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities legislation. Forward-looking statements contained in this document include (i) statements relating to the anticipated source of funding for the acquisition of Assurant’s U.S. Employee Benefits Business and the timing of receipt of regulatory approvals and closing for that transaction, (ii) statements relating to our strategies, (iii) statements that are predictive in nature or that depend upon or refer to future events or conditions, and (iv) statements that include words such as “aim”, “anticipate”, “assumption”, “believe”, “could”, “estimate”, “expect”, “goal”, “initiatives”, “intend”, “may”, “objective”, “outlook”, “plan”, “project”, “seek”, “should”, “strategy”, “strive”, “target”, “will”, and similar expressions. Forward-looking statements include the information concerning our possible or assumed future results of operations. These statements represent our current expectations, estimates, and projections regarding future events and are not historical facts. Forward-looking statements are not a guarantee of future performance and involve risks and uncertainties that are difficult to predict. Future results and shareholder value may differ materially from those expressed in these forward-looking statements due to, among other factors, the matters set out in this document under the headings Capital Management and Risk Management and in SLF Inc.’s 2014 AIF under the headings Risk Factors and the factors detailed in SLF Inc.’s other filings with Canadian and U.S. securities regulators, which are available for review at www.sedar.com and www.sec.gov, respectively.

The following are transactional risk factors related to our proposed acquisition of Assurant’s U.S. Employee Benefits business that could have a material adverse effect on our forward-looking statements: (i) the ability of the parties to the transaction to execute the transaction as planned, including the separation and integration of the transferred assets, (ii) failure of the parties to obtain necessary consents and approvals as required under the definitive agreement or to otherwise satisfy the conditions to the completion of the transaction in a timely manner, or at all, (iii) our ability to realize the financial and strategic benefits of the transaction, (iv) failure to effectively or efficiently restructure and reorganize our U.S. employee benefits business after the transaction has closed, and (v) the impact of the announcement of the transaction and the dedication of our resources to the completion of the transaction and the effect of the transaction on our continuing operations in the U.S. These risks all could have an impact on our business relationships (including with future and prospective employees, customers, distributors and partners) and could have a material adverse effect on the current and future operations, financial conditions and prospects of Sun Life Financial.

Factors that could cause actual results to differ materially from expectations include, but are not limited to: business risks – economic and geo-political risks; risks in implementing business strategies; changes in legislation and regulations, including capital requirements and tax laws; the inability to maintain strong distribution channels and risks relating to market conduct by intermediaries and agents; risks relating to operations in Asia, including the Company’s joint ventures; the impact of competition; the performance of the Company’s investments and investment portfolios managed for clients such as segregated and mutual funds; market conditions that affect the Company’s capital position or its ability to raise capital; downgrades in financial strength or credit ratings; risks relating to estimates and judgments used in calculating taxes; the impact of mergers, acquisitions and divestitures including our proposed acquisition of Assurant’s U.S. Employee Benefits business; the ineffectiveness of risk management policies and procedures; risks relating to the closed block of business; market, credit, and liquidity risks – the performance of equity markets; credit risks related to issuers of securities held in our investment portfolio, debtors, structured securities, reinsurers, derivative counterparties, other financial institutions, and other entities; changes or volatility in interest rates or credit spreads or swap spreads; fluctuations in foreign currency exchange rates; risks relating to real estate investments; risks relating to market liquidity; insurance risks – risks relating to the rate of mortality improvement; risks relating to policyholder behaviour; risks relating to product design and pricing; risks relating to mortality and morbidity, including the occurrence of natural or man-made disasters, pandemic diseases, and acts of terrorism; the impact of higher-than-expected future expenses; the availability, cost, and effectiveness of reinsurance; operational risks – breaches or failure of information system security and privacy, including cyber terrorism; risks relating to our information technology infrastructure; failure of information systems and Internet-enabled technology; the ability to attract and retain employees; legal and regulatory proceedings, including inquiries and investigations; risks relating to financial modelling errors; business continuity risks; dependence on third-party relationships, including outsourcing arrangements; and risks relating to the environment, environmental laws and regulations, and third-party policies.

The Company does not undertake any obligation to update or revise its forward-looking statements to reflect events or circumstances after the date of this document or to reflect the occurrence of unanticipated events, except as required by law.

34	Sun Life Financial Inc.	Third Quarter 2015	MANAGEMENT’S DISCUSSION AND ANALYSIS

CONSOLIDATED STATEMENTS OF OPERATIONS

	For the three months ended		For the nine months ended
(unaudited, in millions of Canadian dollars except for per share amounts)	September 30, 2015	September 30, 2014	September 30, 2015	September 30, 2014
Revenue
Premiums
Gross	$3,835	$4,080	$11,661	$11,476
Less: Ceded	1,721	1,385	4,817	4,181
Net premiums	2,114	2,695	6,844	7,295
Net investment income (loss):
Interest and other investment income	1,362	1,265	3,961	3,683
Fair value and foreign currency changes on assets and liabilities (Note 5)	(168)	495	(1,173)	3,976
Net gains (losses) on available-for-sale assets	47	48	189	153
Net investment income (loss)	1,241	1,808	2,977	7,812
Fee income	1,338	1,111	3,886	3,282
Total revenue	4,693	5,614	13,707	18,389

Benefits and expenses
Gross claims and benefits paid (Note 7)	3,516	3,080	10,407	9,419
Increase (decrease) in insurance contract liabilities (Note 7)	419	1,663	592	6,260
Decrease (increase) in reinsurance assets (Note 7)	(66)	(68)	(380)	(180)
Increase (decrease) in investment contract liabilities (Note 7)	(32)	3	(39)	59
Reinsurance expenses (recoveries) (Note 8)	(1,662)	(1,357)	(4,638)	(4,033)
Commissions	534	484	1,534	1,389
Net transfer to (from) segregated funds (Note 11)	(27)	(5)	(40)	(11)
Operating expenses	1,245	1,099	3,654	3,346
Premium taxes	74	62	217	183
Interest expense	86	77	242	242
Total benefits and expenses	4,087	5,038	11,549	16,674

Income (loss) before income taxes	606	576	2,158	1,715
Less: Income tax expense (benefit) (Note 9)	79	116	419	367

Total net income (loss)	527	460	1,739	1,348
Less: Net income (loss) attributable to participating policyholders	21	(1)	14	3

Shareholders’ net income (loss)	506	461	1,725	1,345
Less: Preferred shareholders’ dividends	24	26	76	85
Common shareholders’ net income (loss)	$482	$435	$1,649	$1,260

Average exchange rates during the reporting periods:
U.S. dollars	1.31	1.09	1.26	1.09
U.K. pounds	2.03	1.82	1.93	1.83
Earnings (loss) per share (Note 13)
Basic	$0.79	$0.71	$2.69	$2.06
Diluted	$0.79	$0.71	$2.68	$2.05

Dividends per common share	$0.38	$0.36	$1.12	$1.08

The attached notes form part of these Interim Consolidated Financial Statements.

INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)	Sun Life Financial Inc.	Third Quarter 2015	35

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

	For the three months ended		For the nine months ended
(unaudited, in millions of Canadian dollars)	September 30, 2015	September 30, 2014	September 30, 2015	September 30, 2014
Total net income (loss)	$527	$460	$1,739	$1,348
Other comprehensive income (loss), net of taxes:
Items that may be reclassified subsequently to income:
Change in unrealized foreign currency translation gains (losses):
Unrealized gains (losses) before net investment hedges	561	316	1,234	413
Unrealized gains (losses) on net investment hedges	(11)	(7)	(22)	(8)
Change in unrealized gains (losses) on available-for-sale assets:
Unrealized gains (losses)	(182)	(10)	(136)	254
Reclassifications to net income (loss)	(26)	(35)	(103)	(105)
Change in unrealized gains (losses) on cash flow hedges:
Unrealized gains (losses)	3	4	3	10
Reclassifications to net income (loss)	(3)	(5)	(4)	(15)
Total items that may be reclassified subsequently to income	342	263	972	549
Items that will not be reclassified subsequently to income:
Remeasurement of defined benefit plans	(2)	(16)	33	(93)
Total items that will not be reclassified subsequently to income	(2)	(16)	33	(93)
Total other comprehensive income (loss)	340	247	1,005	456
Total comprehensive income (loss)	867	707	2,744	1,804
Less: Participating policyholders’ comprehensive income (loss)	25	2	23	6
Shareholders’ comprehensive income (loss)	$842	$705	$2,721	$1,798
INCOME TAXES INCLUDED IN OTHER COMPREHENSIVE INCOME (LOSS)

	For the three months ended		For the nine months ended
(unaudited, in millions of Canadian dollars)	September 30, 2015	September 30, 2014	September 30, 2015	September 30, 2014
Income tax benefit (expense):
Items that may be reclassified subsequently to income:
Unrealized foreign currency translation gains / losses, including net investment hedges	$(3)	$1	$(13)	$1
Unrealized gains / losses on available-for-sale assets	52	3	55	(70)
Reclassifications to net income for available-for-sale assets	11	7	42	27
Unrealized gains / losses on cash flow hedges	(1)	(2)	(1)	(4)
Reclassifications to net income for cash flow hedges	1	2	1	5
Total items that may be reclassified subsequently to income	60	11	84	(41)
Items that will not be reclassified subsequently to income:
Remeasurement of defined benefit plans	2	8	(13)	38
Total items that will not be reclassified subsequently to income	2	8	(13)	38
Total income tax benefit (expense) included in other comprehensive income (loss)	$62	$19	$71	$(3)

The attached notes form part of these Interim Consolidated Financial Statements.

36	Sun Life Financial Inc.	Third Quarter 2015	INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

	As at
(unaudited, in millions of Canadian dollars)	September 30, 2015	December 31, 2014
Assets
Cash, cash equivalents and short-term securities (Note 5)	$8,052	$6,818
Debt securities (Note 5)	68,386	66,214
Equity securities (Note 5)	5,232	5,223
Mortgages and loans	38,274	33,679
Derivative assets	2,238	1,839
Other invested assets (Note 5)	2,764	2,375
Policy loans	3,087	2,895
Investment properties	6,505	6,108
Invested assets	134,538	125,151
Other assets	4,086	3,429
Reinsurance assets (Note 7)	5,110	4,042
Deferred tax assets	1,280	1,230
Property and equipment	603	555
Intangible assets	1,455	895
Goodwill	4,582	4,117
Total general fund assets	151,654	139,419
Investments for account of segregated fund holders (Note 11)	88,248	83,938
Total assets	$239,902	$223,357
Liabilities and equity
Liabilities
Insurance contract liabilities (Note 7)	$107,827	$101,228
Investment contract liabilities (Note 7)	2,880	2,819
Derivative liabilities	3,284	1,603
Deferred tax liabilities	340	155
Other liabilities	11,010	9,725
Senior debentures	2,848	2,849
Subordinated debt	2,692	2,168
Total general fund liabilities	130,881	120,547
Insurance contracts for account of segregated fund holders (Note 11)	80,751	76,736
Investment contracts for account of segregated fund holders (Note 11)	7,497	7,202
Total liabilities	$219,129	$204,485
Equity
Issued share capital and contributed surplus	$10,861	$10,805
Retained earnings and accumulated other comprehensive income	9,912	8,067
Total equity	$20,773	$18,872
Total liabilities and equity	$239,902	$223,357

Exchange rates at the end of the reporting periods:
U.S. dollars	1.33	1.16
U.K. pounds	2.01	1.81

The attached notes form part of these Interim Consolidated Financial Statements.

Approved on behalf of the Board of Directors on November 4, 2015.

Dean A. Connor	William D. Anderson
President and Chief Executive Officer	Director

INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)	Sun Life Financial Inc.	Third Quarter 2015	37

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

	For the nine months ended
(unaudited, in millions of Canadian dollars)	September 30, 2015	September 30, 2014
Shareholders:
Preferred shares
Balance, beginning of period	$2,257	$2,503
Redemption of preferred shares	–	(246)
Balance, end of period	2,257	2,257
Common shares (Note 10)
Balance, beginning of period	8,465	8,304
Stock options exercised	35	52
Common shares purchased for cancellation	(74)	–
Issued under dividend reinvestment and share purchase plan	65	69
Issued as consideration for business acquisition (Note 3)	34	–
Balance, end of period	8,525	8,425
Contributed surplus
Balance, beginning of period	83	95
Share-based payments	3	3
Stock options exercised	(7)	(10)
Balance, end of period	79	88
Retained earnings
Balance, beginning of period	6,762	5,899
Net income (loss)	1,725	1,345
Redemption of preferred shares	–	(4)
Dividends on common shares	(685)	(648)
Dividends on preferred shares	(76)	(85)
Common shares purchased for cancellation (Note 10)	(138)	–
Balance, end of period	7,588	6,507
Accumulated other comprehensive income (loss), net of taxes
Unrealized gains (losses) on available-for-sale assets	548	329
Unrealized cumulative translation differences, net of hedging activities	773	110
Unrealized gains (losses) on transfers to investment properties	6	6
Unrealized gains (losses) on derivatives designated as cash flow hedges	6	13
Cumulative changes in liabilities for defined benefit plans	(169)	(32)
Balance, beginning of period	1,164	426
Total other comprehensive income (loss) for the period	996	453
Balance, end of period	2,160	879
Total shareholders’ equity, end of period	$20,609	$18,156
Participating policyholders:
Retained earnings
Balance, beginning of period	$135	$126
Net income (loss)	14	3
Balance, end of period	149	129
Accumulated other comprehensive income (loss), net of taxes
Unrealized cumulative translation differences, net of hedging activities	6	1
Balance, beginning of period	6	1
Total other comprehensive income (loss) for the period	9	3
Balance, end of period	15	4
Total participating policyholders’ equity, end of period	$164	$133
Total equity	$20,773	$18,289

The attached notes form part of these Interim Consolidated Financial Statements.

38	Sun Life Financial Inc.	Third Quarter 2015	INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the three months ended		For the nine months ended
(unaudited, in millions of Canadian dollars)	September 30, 2015	September 30, 2014	September 30, 2015	September 30, 2014
Cash flows provided by (used in) operating activities
Total income (loss) before income taxes	$606	$576	$2,158	$1,715
Add: Interest expense related to financing activities	75	75	223	235
Operating items not affecting cash:
Increase (decrease) in contract liabilities	484	1,717	565	6,624
(Increase) decrease in reinsurance assets	(182)	(50)	(504)	(313)
Unrealized (gains) losses on invested assets	834	(2)	2,785	(2,961)
Other non-cash items	(162)	(624)	(1,477)	(592)
Operating cash items:
Deferred acquisition costs	(14)	(12)	(45)	(33)
Realized (gains) losses on assets	(233)	(227)	(755)	(750)
Sales, maturities and repayments of invested assets	9,855	12,968	34,242	52,524
Purchases of invested assets	(10,086)	(13,595)	(34,232)	(54,846)
Change in policy loans	(23)	–	(47)	14
Income taxes received (paid)	(151)	(31)	(365)	(185)
Mortgage securitization (Note 5)	65	–	164	213
Other cash items	197	163	13	223
Net cash provided by (used in) operating activities	1,265	958	2,725	1,868
Cash flows provided by (used in) investing activities
Net (purchase) sale of property and equipment	(26)	(27)	(65)	(58)
Investment in and transactions with joint ventures and associates	–	7	(3)	(80)
Dividends received from associates and joint ventures		5	32	5
Cash received on sale of discontinued operation	–	–	–	72
Acquisitions, net of cash and cash equivalents acquired (Note 3)	(573)	–	(578)	–
Other investing activities	(16)	(24)	(50)	(43)
Net cash provided by (used in) investing activities	(615)	(39)	(664)	(104)
Cash flows provided by (used in) financing activities
Increase in (repayment of) borrowed funds	24	(23)	55	(251)
Issuance of subordinated debt, net of issuance costs (Note 10)	497	–	497	249
Redemption of subordinated debt	–	–	–	(500)
Redemption of preferred shares	–	–	–	(250)
Issuance of common shares on exercise of stock options	1	22	28	42
Common shares purchased for cancellation (Note 10)	–	–	(212)	–
Dividends paid on common and preferred shares	(228)	(221)	(685)	(665)
Interest expense paid	(52)	(57)	(200)	(223)
Net cash provided by (used in) financing activities	242	(279)	(517)	(1,598)
Changes due to fluctuations in exchange rates	185	74	375	115
Increase (decrease) in cash and cash equivalents	1,077	714	1,919	281
Net cash and cash equivalents, beginning of period	4,206	2,891	3,364	3,324
Net cash and cash equivalents, end of period	5,283	3,605	5,283	3,605
Short-term securities, end of period	2,629	2,561	2,629	2,561
Net cash and cash equivalents and short-term securities, end of period (Note 5)	$7,912	$6,166	$7,912	$6,166

The attached notes form part of these Interim Consolidated Financial Statements.

INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)	Sun Life Financial Inc.	Third Quarter 2015	39

Condensed Notes to the Interim Consolidated Financial Statements

(Unaudited, in millions of Canadian dollars except for per share amounts and where otherwise stated)

1.     Significant Accounting Policies

Description of Business

Sun Life Financial Inc. (“SLF Inc.”) is a publicly traded company domiciled in Canada and is the holding company of Sun Life Assurance Company of Canada (“Sun Life Assurance”). SLF Inc. and its subsidiaries are collectively referred to as “us”, “our”, “ours”, “we”, or “the Company”.

Our Interim Consolidated Financial Statements have been prepared in accordance with International Accounting Standard (“IAS”) 34 Interim Financial Reporting as issued and adopted by the International Accounting Standards Board (“IASB”). We have used accounting policies which are consistent with our accounting policies in our 2014 Annual Consolidated Financial Statements. Our Interim Consolidated Financial Statements should be read in conjunction with our 2014 Annual Consolidated Financial Statements, as interim financial statements do not include all the information incorporated in annual consolidated financial statements prepared in accordance with International Financial Reporting Standards (“IFRS”).

2.     Change in Accounting Policy

Amended International Financial Reporting Standard Issued in 2015

In September 2015, the IASB deferred the effective date of IFRS 15 Revenue from Contracts with Customers (“IFRS 15”) from January 1, 2017 to January 1, 2018. IFRS 15 was issued in May 2014 and we are currently assessing the impact the adoption of this standard will have on our Consolidated Financial Statements.

3.     Acquisitions

Completed in 2015

On September 1, 2015, we completed the acquisition of the Bentall Kennedy group of companies (“Bentall Kennedy”) for cash consideration of $557. Bentall Kennedy is a real estate investment manager operating in Canada and the U.S. and provides specialized real estate investment management and real estate services, including property management and leasing. The acquired business complements our expertise in asset-liability management, fixed income and alternative asset classes by extending our real estate and mortgage investment capabilities. The fair value of the net identifiable assets acquired was $392, which includes intangible assets of $475 and a net deferred tax liability of $83. The acquired intangible assets include finite life intangible assets of $125 and indefinite life intangible assets of $350. The finite life intangible assets relate to client relationships which are subject to amortization on a straight-line basis over their projected economic lives of 20 years. The indefinite life intangible assets relate to fund management contracts and will not be amortized. We recognized goodwill of $165 as a result of this transaction. Although the valuation and purchase price accounting have largely been completed, the amounts recognized may change due to the recent closing of this acquisition.

On July 31, 2015, we completed the acquisition of all of the shares of Prime Advisors, Inc. (“Prime Advisors”) for cash consideration of $76. The acquired business increased our capacity for liability-driven investing as Prime Advisors specializes in customized fixed income portfolios, primarily for U.S. insurance companies. The fair value of the net identifiable assets acquired in the transaction was $23, which includes a client relationship intangible asset of $16 that is subject to amortization on a straight-line basis over its projected economic life of 15 years. We recognized goodwill of $53 as a result of this transaction. Although the valuation and purchase price accounting have largely been completed, the amounts recognized may change due to the recent closing of this acquisition.

On April 2, 2015, we completed the acquisition of all the shares of Ryan Labs Asset Management Inc., previously Ryan Labs, Inc., (“Ryan Labs”), a New York-based asset manager for $46. The acquired business increased our capacity for liability-driven investing and total return fixed income strategies in the United States. The purchase price consisted of SLF Inc. common shares valued at $34, cash of $5, and estimated contingent consideration of $7 to be paid in SLF Inc. common shares if certain future performance targets are achieved. The fair value of the net identifiable assets acquired in the transaction was $9, which includes an intangible asset of $11 and a related deferred tax liability of $5. The acquired intangible asset consists of client relationships which are subject to amortization on a straight-line basis over its projected economic life of 15 years. We recognized goodwill of $37 as a result of this transaction.

Goodwill arising from these transactions includes the benefit of synergies, future business and other economic benefits.

40	Sun Life Financial Inc.	Third Quarter 2015	CONDENSED NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

The Sun Life Financial Asset Management (“SLF Asset Management”) reportable segment in Note 4 includes the results of the entities acquired. The net assets acquired, including intangible assets and goodwill, are also included in that reportable segment. As a result of these acquisitions, total general fund assets increased by $882 and total general fund liabilities increased by $203 in the SLF Asset Management segment, calculated as at the dates of the acquisitions. The increase in total general fund assets included an increase of $60 due to cash and cash equivalents acquired.

The Total revenue and Total net income (loss) from these acquisitions included in our Interim Consolidated Statements of Operations from the dates of acquisition to September 30, 2015 were $29 and $5, respectively. Had these acquisitions been completed as at January 1, 2015, Total revenue and Total net income (loss) in our Interim Consolidated Statements of Operations for the nine months ended September 30, 2015 would have been $13,856 and $1,757, respectively. For the nine months ended September 30, 2015, we incurred acquisition costs of $12 that were included in Operating expenses.

Pending Acquisition

On September 9, 2015, we entered into an agreement with Assurant, Inc. (“Assurant”) to acquire Assurant’s U.S. Employee Benefits business for a cash consideration of US$940 which consists of a ceding commission and a payment for the acquisition of direct subsidiaries. The transaction will add new capabilities and increase the size and scale of our Sun Life Financial United States (“SLF U.S.”) business segment. The acquisition will be financed using a combination of cash and subordinated debt issued by SLF Inc. The transaction is expected to close by the end of the first quarter of 2016 and is subject to regulatory approvals and customary closing conditions.

4.     Segmented Information

In the third quarter of 2015, we renamed our MFS segment to SLF Asset Management to reflect our acquisitions that were completed in 2015. This segment includes the operations of MFS Investment Management, previously reported as the MFS segment. The operations of Sun Life Investment Management (“SLIM”) have been added to this segment. SLIM consists of the results of acquisitions completed in 2015 as described in Note 3, and our third-party business in Sun Life Investment Management Inc.

We have five reportable segments: Sun Life Financial Canada (“SLF Canada”), SLF U.S., SLF Asset Management, Sun Life Financial Asia (“SLF Asia”), and Corporate.

These reportable segments operate in the financial services industry and reflect our management structure and internal financial reporting. Corporate includes the results of our United Kingdom (“U.K.”) business unit and our Corporate Support operations, which include run-off reinsurance operations as well as investment income, expenses, capital, and other items not allocated to our other business groups.

Revenues from our reportable segments are derived principally from life and health insurance, investment management and annuities, and mutual funds. Revenues not attributed to the strategic business units are derived primarily from Corporate investments and earnings on capital. Transactions between segments are executed and priced on an arm’s-length basis in a manner similar to transactions with third parties.

The expenses in each business segment may include costs or services directly incurred or provided on their behalf at the enterprise level. For other costs not directly attributable to one of our business segments, we use a management reporting framework that uses assumptions, judgments and methodologies for allocating overhead costs, and indirect expenses to our business segments.

Intersegment transactions consist primarily of internal financing agreements which are measured at fair values prevailing when the arrangements are negotiated. Intersegment investment income consists primarily of interest paid by SLF U.S. to Corporate. Intersegment fee income is primarily asset management fees paid by SLF Canada and Corporate to SLF Asset Management, and by SLF Asset Management to SLF U.S. Intersegment transactions are presented in the Consolidation adjustments column in the following tables.

Management considers its external clients to be individuals and corporations. We are not reliant on any individual client as none are individually significant to our operations.

CONDENSED NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)	Sun Life Financial Inc.	Third Quarter 2015	41

Results by segment for the three months ended September 30 are as follows:

	SLF Canada	SLF U.S.	SLF Asset Management	SLF Asia	Corporate	Consolidation adjustments	Total
2015
Gross premiums:
Annuities	$345	$25	$–	$–	$4	$–	$374
Life insurance	956	560	–	274	28	–	1,818
Health insurance	1,039	596	–	4	4	–	1,643
Total gross premiums	2,340	1,181	–	278	36	–	3,835
Less: ceded premiums	1,391	153	–	11	166	–	1,721
Net investment income (loss)	202	814	–	(20)	260	(15)	1,241
Fee income	238	51	950	77	41	(19)	1,338
Total revenue	1,389	1,893	950	324	171	(34)	4,693
Less:
Total benefits and expenses	1,183	1,881	637	233	187	(34)	4,087
Income tax expense (benefit)	58	(52)	109	14	(50)	–	79
Total net income (loss)	$148	$64	$204	$77	$34	$–	$527
2014
Gross premiums:
Annuities	$664	$144	$–	$–	$10	$–	$818
Life insurance	878	683	–	201	30	–	1,792
Health insurance	979	483	–	5	3	–	1,470
Total gross premiums	2,521	1,310	–	206	43	–	4,080
Less: ceded premiums	1,242	130	–	8	5	–	1,385
Net investment income (loss)	967	395	(13)	99	375	(15)	1,808
Fee income	224	46	770	59	26	(14)	1,111
Total revenue	2,470	1,621	757	356	439	(29)	5,614
Less:
Total benefits and expenses	2,175	1,640	540	294	418	(29)	5,038
Income tax expense (benefit)	55	(15)	80	11	(15)	–	116
Total net income (loss)	$240	$(4)	$137	$51	$36	$–	$460

42	Sun Life Financial Inc.	Third Quarter 2015	CONDENSED NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

Results by segment for the nine months ended September 30 are as follows:

	SLF Canada	SLF U.S.	SLF Asset Management	SLF Asia	Corporate	Consolidation adjustments	Total
2015
Gross premiums:
Annuities	$1,427	$119	$–	$–	$17	$–	$1,563
Life insurance	2,778	1,664	–	759	81	–	5,282
Health insurance	3,073	1,717	–	12	14	–	4,816
Total gross premiums	7,278	3,500	–	771	112	–	11,661
Less: ceded premiums	4,166	450	–	29	172	–	4,817
Net investment income (loss)	1,887	818	1	73	244	(46)	2,977
Fee income	722	152	2,720	225	121	(54)	3,886
Total revenue	5,721	4,020	2,721	1,040	305	$(100)	13,707
Less:
Total benefits and expenses	4,945	3,747	1,893	765	299	(100)	11,549
Income tax expense (benefit)	148	40	314	37	(120)	–	419
Total net income (loss)	$628	$233	$514	$238	$126	$–	$1,739
2014
Gross premiums:
Annuities	$1,548	$282	$–	$–	$22	$–	$1,852
Life insurance	2,628	1,951	–	570	82	–	5,231
Health insurance	2,938	1,435	–	12	8	–	4,393
Total gross premiums	7,114	3,668	–	582	112	–	11,476
Less: ceded premiums	3,760	379	–	24	18	–	4,181
Net investment income (loss)	4,312	2,156	(12)	541	858	(43)	7,812
Fee income	661	134	2,254	166	112	(45)	3,282
Total revenue	8,327	5,579	2,242	1,265	1,064	(88)	18,389
Less:
Total benefits and expenses	7,545	5,351	1,664	1,113	1,089	(88)	16,674
Income tax expense (benefit)	109	52	244	32	(70)	–	367
Total net income (loss)	$673	$176	$334	$120	$45	$–	$1,348

5.     Total Invested Assets and Related Net Investment Income

5.A Asset Classification

The carrying values of our debt securities, equity securities, and other invested assets presented in our Interim Consolidated Statements of Financial Position consist of the following:

As at	Fair value through profit or loss	Available- for-sale	Other(1)	Total
September 30, 2015
Debt securities	$55,201	$13,185	$–	$68,386
Equity securities	$4,376	$856	$–	$5,232
Other invested assets	$1,673	$176	$915	$2,764

December 31, 2014
Debt securities	$53,127	$13,087	$–	$66,214
Equity securities	$4,357	$866	$–	$5,223
Other invested assets	$1,347	$136	$892	$2,375

(1)	Other consists primarily of investments accounted for using the equity method of accounting.

CONDENSED NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)	Sun Life Financial Inc.	Third Quarter 2015	43

5.B Fair Value and Foreign Currency Changes on Assets and Liabilities

Fair value and foreign currency changes on assets and liabilities recorded to net income consist of the following:

	For the three months ended		For the nine months ended
	September 30, 2015	September 30, 2014	September 30, 2015	September 30, 2014
Fair value change:
Cash, cash equivalents and short-term securities	$26	$3	$43	$7
Debt securities	(30)	495	(753)	2,913
Equity securities	(302)	14	(250)	344
Derivative investments	(406)	(344)	(1,469)	210
Other invested assets	11	(4)	49	27
Total change in fair value through profit or loss assets and liabilities	(701)	164	(2,380)	3,501
Fair value changes on investment properties	47	31	163	128
Foreign exchange gains (losses)(1)(2)	486	300	1,044	347
Fair value and foreign currency changes on assets and liabilities	$(168)	$495	$(1,173)	$3,976

(1)

Primarily arises from the translation of foreign currency denominated available-for-sale assets and mortgages and loans. Any offsetting amounts arising from foreign currency derivatives are included in the fair value change on derivative investments.

(2)	Foreign exchange gains (losses) for 2014 have been reclassified from Interest and other investment income to be consistent with current year presentation.

5.C Impairment of Available-For-Sale Assets

We recognized impairment losses on available-for-sale assets of $5 and $7 for the three and nine months ended September 30, 2015, respectively ($nil and $15 for the three and nine months ended September 30, 2014).

5.D Cash, Cash Equivalents and Short-Term Securities

Cash, cash equivalents and short-term securities presented in our Interim Consolidated Statements of Financial Position and Net cash, cash equivalents and short-term securities presented in our Interim Consolidated Statements of Cash Flows consist of the following:

As at	September 30, 2015	December 31, 2014	September 30, 2014
Cash	$1,647	$1,283	$1,329
Cash equivalents	3,776	2,085	2,307
Short-term securities	2,629	3,450	2,561
Cash, cash equivalents and short-term securities	8,052	6,818	6,197
Less: Bank overdraft, recorded in Other liabilities	140	4	31
Net cash, cash equivalents and short-term securities	$7,912	$6,814	$6,166

5.E Mortgage Securitization

We securitize certain insured fixed rate commercial mortgages through the creation of mortgage-backed securities under the National Housing Act Mortgage-Backed Securities (“NHA MBS”) Program sponsored by the Canada Mortgage and Housing Corporation (“CMHC”). The NHA MBS are then sold to Canada Housing Trust, a government-sponsored security trust that issues securities to third-party investors under the Canadian Mortgage Bond (“CMB”) program. The securitization of these assets does not qualify for derecognition as we have not transferred substantially all of the risks and rewards of ownership. Specifically, we continue to be exposed to prepayment and interest rate risk associated with these assets. There are no expected credit losses on the securitized mortgages as the mortgages were already insured by the CMHC prior to securitization. These assets continue to be recognized as Mortgages and loans in our Interim Consolidated Statements of Financial Position. Proceeds from securitization transactions are recognized as secured borrowings and included in Other liabilities in our Interim Consolidated Statements of Financial Position.

Receipts of principal on the securitized mortgages are deposited into a principal reinvestment account (“PRA”) to meet our repayment obligation upon maturity under the CMB program. The assets in the PRA are typically comprised of cash and cash equivalents and certain asset-backed securities. We are exposed to reinvestment risk due to the amortizing nature of the securitized mortgages relative to our repayment obligation for the full principal amount due at maturity. We mitigate the reinvestment risk using interest rate swaps.

44	Sun Life Financial Inc.	Third Quarter 2015	CONDENSED NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

The carrying value and fair value of the securitized mortgages as at September 30, 2015 are $457 and $474, respectively ($299 and $311 as at December 31, 2014). The carrying value and fair value of the associated liabilities as at September 30, 2015 are $467 and $485, respectively ($303 and $313 as at December 31, 2014). The carrying value of asset-backed securities in the PRA as at September 30, 2015 and December 31, 2014 are $13 and $6, respectively. There are no cash and cash equivalents in the PRA as at September 30, 2015 and December 31, 2014.

The fair value of the secured borrowings from mortgage securitization is based on the methodologies and assumptions for asset-backed securities described in Note 5 of our 2014 Annual Consolidated Financial Statements. The fair value of these liabilities is categorized in Level 2 of the fair value hierarchy as at September 30, 2015 and December 31, 2014.

5.F Fair Value Measurement

The fair value methodologies and assumptions for assets and liabilities carried at fair value as well as disclosures on unobservable inputs, sensitivities, and valuation processes for Level 3 assets can be found in Note 5 of our 2014 Annual Consolidated Financial Statements.

5.F.i Fair Value Hierarchy

We categorize our assets and liabilities carried at fair value, based on the priority of the inputs to the valuation techniques used to measure fair value, into a three-level fair value hierarchy as follows:

Level 1: Fair value is based on the unadjusted quoted prices for identical assets or liabilities in an active market. The types of assets and liabilities classified as Level 1 generally include cash and cash equivalents, certain U.S. government and agency securities, exchange-traded equity securities, and certain segregated and mutual fund units held for account of segregated fund holders.

Level 2: Fair value is based on quoted prices for similar assets or liabilities traded in active markets, or prices from valuation techniques that use significant observable inputs, or inputs that are derived principally from or corroborated with observable market data through correlation or other means. The types of assets and liabilities classified as Level 2 generally include Canadian federal, provincial and municipal government, other foreign government and corporate debt securities, certain asset-backed securities, over-the-counter derivatives, and certain segregated and mutual fund units held for account of segregated fund holders.

Level 3: Fair value is based on valuation techniques that require one or more significant inputs that are not based on observable market inputs. These unobservable inputs reflect our expectations about the assumptions market participants would use in pricing the asset or liability. The types of assets and liabilities classified as Level 3 generally include certain corporate bonds, certain other invested assets, and investment properties.

Our assets and liabilities that are carried at fair value on a recurring basis by hierarchy level are as follows:

As at September 30, 2015	Level 1	Level 2	Level 3	Total
Assets
Cash, cash equivalents and short-term securities	$7,323	$729	$–	$8,052
Debt securities – fair value through profit or loss	1,174	53,380	647	55,201
Debt securities – available-for-sale	317	12,486	382	13,185
Equity securities – fair value through profit or loss	2,549	1,652	175	4,376
Equity securities – available-for-sale	686	170	–	856
Derivative assets	19	2,219	–	2,238
Other invested assets	711	80	1,058	1,849
Investment properties	–	–	6,505	6,505
Total invested assets measured at fair value	$12,779	$70,716	$8,767	$92,262
Investments for account of segregated fund holders	$27,118	$60,403	$727	$88,248
Total assets measured at fair value	$39,897	$131,119	$9,494	$180,510
Liabilities
Investment contract liabilities	$–	$–	$5	$5
Derivative liabilities	45	3,239	–	3,284
Total liabilities measured at fair value	$45	$3,239	$5	$3,289

CONDENSED NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)	Sun Life Financial Inc.	Third Quarter 2015	45

Debt securities – fair value through profit or loss consist of the following:

As at September 30, 2015	Level 1	Level 2	Level 3	Total
Canadian federal government	$–	$1,664	$40	$1,704
Canadian provincial and municipal government	–	9,959	38	9,997
U.S. government and agency	1,174	59	8	1,241
Other foreign government	–	5,910	27	5,937
Corporate	–	33,036	380	33,416
Asset-backed securities:
Commercial mortgage-backed securities	–	1,388	13	1,401
Residential mortgage-backed securities	–	998	7	1,005
Collateralized debt obligations	–	33	70	103
Other	–	333	64	397
Total debt securities – fair value through profit or loss	$1,174	$53,380	$647	$55,201

Debt securities – available-for-sale consist of the following:

As at September 30, 2015	Level 1	Level 2	Level 3	Total
Canadian federal government	$–	$1,578	$–	$1,578
Canadian provincial and municipal government	–	809	–	809
U.S. government and agency	317	–	–	317
Other foreign government	–	735	3	738
Corporate	–	7,829	89	7,918
Asset-backed securities:
Commercial mortgage-backed securities	–	949	18	967
Residential mortgage-backed securities	–	208	–	208
Collateralized debt obligations	–	–	213	213
Other	–	378	59	437
Total debt securities – available-for-sale	$317	$12,486	$382	$13,185

Our assets and liabilities that are carried at fair value on a recurring basis by hierarchy level are as follows:

As at December 31, 2014	Level 1	Level 2	Level 3	Total
Assets
Cash, cash equivalents and short-term securities	$5,596	$1,222	$–	$6,818
Debt securities – fair value through profit or loss	1,125	51,111	891	53,127
Debt securities – available-for-sale	345	12,462	280	13,087
Equity securities – fair value through profit or loss	2,626	1,606	125	4,357
Equity securities – available-for-sale	722	144	–	866
Derivative assets	21	1,818	–	1,839
Other invested assets	625	70	788	1,483
Investment properties	–	–	6,108	6,108
Total invested assets measured at fair value	$11,060	$68,433	$8,192	$87,685
Investments for account of segregated fund holders	$27,510	$55,898	$530	$83,938
Total assets measured at fair value	$38,570	$124,331	$8,722	$171,623
Liabilities
Investment contract liabilities	$–	$11	$5	$16
Derivative liabilities	13	1,590	–	1,603
Total liabilities measured at fair value	$13	$1,601	$5	$1,619

46	Sun Life Financial Inc.	Third Quarter 2015	CONDENSED NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

Debt securities – fair value through profit or loss consist of the following:

As at December 31, 2014	Level 1	Level 2	Level 3	Total
Canadian federal government	$–	$1,814	$17	$1,831
Canadian provincial and municipal government	–	10,314	21	10,335
U.S. government and agency	1,125	50	8	1,183
Other foreign government	–	5,234	71	5,305
Corporate	–	31,050	611	31,661
Asset-backed securities:
Commercial mortgage-backed securities	–	1,388	28	1,416
Residential mortgage-backed securities	–	742	31	773
Collateralized debt obligations	–	28	71	99
Other	–	491	33	524
Total debt securities – fair value through profit or loss	$1,125	$51,111	$891	$53,127

Debt securities – available-for-sale consist of the following:

As at December 31, 2014	Level 1	Level 2	Level 3	Total
Canadian federal government	$–	$1,717	$–	$1,717
Canadian provincial and municipal government	–	768	–	768
U.S. government and agency	345	61	–	406
Other foreign government	–	535	1	536
Corporate	–	7,929	99	8,028
Asset-backed securities:
Commercial mortgage-backed securities	–	939	3	942
Residential mortgage-backed securities	–	215	–	215
Collateralized debt obligations	–	–	136	136
Other	–	298	41	339
Total debt securities – available-for-sale	$345	$12,462	$280	$13,087

There were no significant transfers between Level 1 and Level 2 for the three and nine months ended September 30, 2015 and September 30, 2014.

CONDENSED NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)	Sun Life Financial Inc.	Third Quarter 2015	47

The following table provides a reconciliation of the beginning and ending balances for assets and liabilities that are categorized in Level 3 for the three months ended September 30, 2015:

	Beginning balance	Included in net income(1)(3)	Included in OCI(3)	Purchases	Sales	Settlements	Transfers into Level 3(2)	Transfers (out) of Level 3(2)	Foreign currency translation(4)	Ending balance	Gains (losses) included in earnings relating to instruments still held at the reporting date(1)
Assets
Debt securities – fair value through profit or loss	$771	$2	$–	$75	$–	$(7)	$25	$(237)	$18	$647	$(2)
Debt securities – available-for-sale	342	4	1	57	–	(2)	–	(34)	14	382	1
Equity securities – fair value through profit or loss	165	2	–	1	–	–	–	–	7	175	2
Other invested assets	923	46	1	119	(35)	–	–	–	4	1,058	46
Investment properties	6,372	28	–	105	(121)	–	–	–	121	6,505	56
Total invested assets measured at fair value	$8,573	$82	$2	$357	$(156)	$(9)	$25	$(271)	$164	$8,767	$103
Investments for account of segregated fund holders	$721	$21	$–	$95	$(117)	$–	$–	$(10)	$17	$727	$24
Total assets measured at fair value	$9,294	$103	$2	$452	$(273)	$(9)	$25	$(281)	$181	$9,494	$127
Liabilities(5)
Investment contract liabilities	$5	$–	$–	$–	$–	$–	$–	$–	$–	$5	$–
Total liabilities measured at fair value	$5	$–	$–	$–	$–	$–	$–	$–	$–	$5	$–

(1)	Included in Net investment income (loss) for Total invested assets measured at fair value in our Interim Consolidated Statements of Operations.
(2)

Transfers into Level 3 occur when the inputs used to price the assets and liabilities lack observable market data, and as a result, no longer meet the Level 1 or 2 definitions at the reporting date. Transfers out of Level 3 occur when the pricing inputs become more transparent and satisfy the Level 1 or 2 criteria and are primarily the result of observable market data being available at the reporting date, thus removing the requirement to rely on inputs that lack observability.

(3)

Total gains and losses in net income (loss) and Other Comprehensive Income (“OCI”) are calculated assuming transfers into or out of Level 3 occur at the beginning of the period. For an asset or liability that transfers into Level 3 during the reporting period, the entire change in fair value for the period is included in the table above. For transfers out of Level 3 during the reporting period, the change in fair value for the period is excluded from the table above.

(4)	Foreign currency translation relates to the foreign exchange impact of translating Level 3 assets and liabilities of foreign subsidiaries from their functional currencies to Canadian dollars.
(5)	For liabilities, gains are indicated by negative numbers.

48	Sun Life Financial Inc.	Third Quarter 2015	CONDENSED NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

The following table provides a reconciliation of the beginning and ending balances for assets and liabilities that are categorized in Level 3 for the nine months ended September 30, 2015:

	Beginning balance	Included in net income(1)(3)	Included in OCI(3)	Purchases	Sales	Settlements	Transfers into Level 3(2)	Transfers (out) of Level 3(2)	Foreign currency translation(4)	Ending balance	Gains (losses) included in earnings relating to instruments still held at the reporting date(1)
Assets
Debt securities – fair value through profit or loss	$891	$12	$–	$247	$(7)	$(61)	$107	$(594)	$52	$647	$(8)
Debt securities – available-for-sale	280	7	1	262	(3)	(12)	8	(186)	25	382	1
Equity securities – fair value through profit or loss	125	11	–	28	(2)	–	–	–	13	175	8
Other invested assets	788	75	(5)	259	(67)	–	–	–	8	1,058	76
Investment properties	6,108	124	–	261	(236)	–	–	–	248	6,505	179
Total invested assets measured at fair value	$8,192	$229	$(4)	$1,057	$(315)	$(73)	$115	$(780)	$346	$8,767	$256
Investments for account of segregated fund holders	$530	$48	$–	$214	$(126)	$(1)	$16	$(15)	$61	$727	$57
Total assets measured at fair value	$8,722	$277	$(4)	$1,271	$(441)	$(74)	$131	$(795)	$407	$9,494	$313
Liabilities(5)
Investment contract liabilities	$5	$–	$–	$–	$–	$–	$–	$–	$–	$5	$–
Total liabilities measured at fair value	$5	$–	$–	$–	$–	$–	$–	$–	$–	$5	$–

(1)	Included in Net investment income (loss) for Total invested assets measured at fair value in our Interim Consolidated Statements of Operations.
(2)

Transfers into Level 3 occur when the inputs used to price the assets and liabilities lack observable market data, and as a result, no longer meet the Level 1 or 2 definitions at the reporting date. Transfers out of Level 3 occur when the pricing inputs become more transparent and satisfy the Level 1 or 2 criteria and are primarily the result of observable market data being available at the reporting date, thus removing the requirement to rely on inputs that lack observability.

(3)

Total gains and losses in net income (loss) and OCI are calculated assuming transfers into or out of Level 3 occur at the beginning of the period. For an asset or liability that transfers into Level 3 during the reporting period, the entire change in fair value for the period is included in the table above. For transfers out of Level 3 during the reporting period, the change in fair value for the period is excluded from the table above.

(4)	Foreign currency translation relates to the foreign exchange impact of translating Level 3 assets and liabilities of foreign subsidiaries from their functional currencies to Canadian dollars.
(5)	For liabilities, gains are indicated by negative numbers.

CONDENSED NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)	Sun Life Financial Inc.	Third Quarter 2015	49

The following table provides a reconciliation of the beginning and ending balances for assets and liabilities that are categorized in Level 3 for the three months ended September 30, 2014:

	Beginning balance	Included in net income(1)(3)	Included in OCI(3)	Purchases	Sales	Settlements	Transfers into Level 3(2)	Transfers (out) of Level 3(2)	Foreign currency translation(4)	Ending balance	Gains (losses) included in earnings relating to instruments still held at the reporting date(1)
Assets
Debt securities – fair value through profit or loss	$750	$3	$–	$141	$–	$(3)	$54	$(159)	$18	$804	$3
Debt securities – available-for-sale	197	2	(1)	114	–	(2)	–	(11)	9	308	(1)
Equity securities – fair value through profit or loss	123	(4)	–	7	(3)	–	–	–	3	126	(4)
Other invested assets	690	6	(6)	56	(18)	–	–	–	3	731	7
Investment properties	6,054	19	–	49	(33)	–	–	–	74	6,163	39
Total invested assets measured at fair value	$7,814	$26	$(7)	$367	$(54)	$(5)	$54	$(170)	$107	$8,132	$44
Investments for account of segregated fund holders	$543	$15	$–	$20	$(96)	$–	$5	$–	$(1)	$486	$5
Total assets measured at fair value	$8,357	$41	$(7)	$387	$(150)	$(5)	$59	$(170)	$106	$8,618	$49
Liabilities(5)
Investment contract liabilities	$7	$(1)	$–	$–	$–	$(1)	$–	$–	$–	$5	$–
Total liabilities measured at fair value	$7	$(1)	$–	$–	$–	$(1)	$–	$–	$–	$5	$–

(1)	Included in Net investment income (loss) for Total invested assets measured at fair value in our Interim Consolidated Statements of Operations.
(2)

Transfers into Level 3 occur when the inputs used to price the assets and liabilities lack observable market data, and as a result, no longer meet the Level 1 or 2 definitions at the reporting date. Transfers out of Level 3 occur when the pricing inputs become more transparent and satisfy the Level 1 or 2 criteria and are primarily the result of observable market data being available at the reporting date, thus removing the requirement to rely on inputs that lack observability.

(3)

Total gains and losses in net income (loss) and OCI are calculated assuming transfers into or out of Level 3 occur at the beginning of the period. For an asset or liability that transfers into Level 3 during the reporting period, the entire change in fair value for the period is included in the table above. For transfers out of Level 3 during the reporting period, the change in fair value for the period is excluded from the table above.

(4)	Foreign currency translation relates to the foreign exchange impact of translating Level 3 assets and liabilities of foreign subsidiaries from their functional currencies to Canadian dollars.
(5)	For liabilities, gains are indicated by negative numbers.

50	Sun Life Financial Inc.	Third Quarter 2015	CONDENSED NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

The following table provides a reconciliation of the beginning and ending balances for assets and liabilities that are categorized in Level 3 for the nine months ended September 30, 2014:

	Beginning balance	Included in net income(1)(3)	Included in OCI(3)	Purchases	Sales	Settlements	Transfers into Level 3(2)	Transfers (out) of Level 3(2)	Foreign currency translation(4)	Ending balance	Gains (losses) included in earnings relating to instruments still held at the reporting date(1)
Assets
Debt securities – fair value through profit or loss	$1,017	$4	$2	$436	$(30)	$(29)	$80	$(699)	$23	$804	$(1)
Debt securities – available-for-sale	307	1	4	266	(99)	(27)	–	(152)	8	308	3
Equity securities – fair value through profit or loss	115	4	–	7	(3)	–	–	–	3	126	3
Other invested assets	618	20	1	146	(57)	–	–	–	3	731	22
Investment properties	6,092	87	–	138	(240)	–	–	–	86	6,163	131
Total invested assets measured at fair value	$8,149	$116	$7	$993	$(429)	$(56)	$80	$(851)	$123	$8,132	$158
Investments for account of segregated fund holders	$482	$32	$–	$74	$(113)	$(1)	$–	$(2)	$14	$486	$27
Total assets measured at fair value	$8,631	$148	$7	$1,067	$(542)	$(57)	$80	$(853)	$137	$8,618	$185
Liabilities(5)
Investment contract liabilities	$7	$(1)	$–	$–	$–	$(1)	$–	$–	$–	$5	$–
Total liabilities measured at fair value	$7	$(1)	$–	$–	$–	$(1)	$–	$–	$–	$5	$–

(1)	Included in Net investment income (loss) for Total invested assets measured at fair value in our Interim Consolidated Statements of Operations.
(2)

Transfers into Level 3 occur when the inputs used to price the assets and liabilities lack observable market data, and as a result, no longer meet the Level 1 or 2 definitions at the reporting date. Transfers out of Level 3 occur when the pricing inputs become more transparent and satisfy the Level 1 or 2 criteria and are primarily the result of observable market data being available at the reporting date, thus removing the requirement to rely on inputs that lack observability.

(3)

Total gains and losses in net income (loss) and OCI are calculated assuming transfers into or out of Level 3 occur at the beginning of the period. For an asset or liability that transfers into Level 3 during the reporting period, the entire change in fair value for the period is included in the table above. For transfers out of Level 3 during the reporting period, the change in fair value for the period is excluded from the table above.

(4)	Foreign currency translation relates to the foreign exchange impact of translating Level 3 assets and liabilities of foreign subsidiaries from their functional currencies to Canadian dollars.
(5)	For liabilities, gains are indicated by negative numbers.

6.     Financial Instrument and Insurance Risk Management

Our risk management policies and procedures for managing risks related to financial instruments and insurance contracts can be found in Notes 6 and 7, respectively, of our 2014 Annual Consolidated Financial Statements.

Our financial instrument market risk sensitivities are included in our Management’s Discussion and Analysis (“MD&A”) for the three and nine months ended September 30, 2015. The shaded text and tables in the Risk Management section of the MD&A represent our disclosures on market risk sensitivities in accordance with IFRS 7 Financial Instruments: Disclosures and include discussions on how we measure our risk and our objectives, policies, and methodologies for managing this risk. Therefore, the shaded text and tables in the MD&A represent an integral part of these Interim Consolidated Financial Statements.

CONDENSED NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)	Sun Life Financial Inc.	Third Quarter 2015	51

7.     Insurance Contract Liabilities and Investment Contract Liabilities

7.A Insurance Contract Liabilities

7.A.i Changes in Insurance Contract Liabilities and Reinsurance Assets

Changes in Insurance contract liabilities and Reinsurance assets are as follows:

	For the three months ended September 30, 2015			For the nine months ended September 30, 2015
	Insurance contract liabilities	Reinsurance Assets	Net	Insurance contract liabilities	Reinsurance assets	Net
Balances before Other policy liabilities and assets, beginning of period	$98,568	$4,234	$94,334	$95,243	$3,671	$91,572
Change in balances on in-force policies	(24)	98	(122)	(1,400)	135	(1,535)
Balances arising from new policies	301	26	275	1,715	241	1,474
Method and assumption changes	142	(58)	200	277	4	273
Increase (decrease) in Insurance contract liabilities and Reinsurance assets	419	66	353	592	380	212
Foreign exchange rate movements	2,459	233	2,226	5,611	482	5,129
Balances before Other policy liabilities and assets, end of period	101,446	4,533	96,913	101,446	4,533	96,913
Other policy liabilities and assets	6,381	577	5,804	6,381	577	5,804
Balances, end of period	$107,827	$5,110	$102,717	$107,827	$5,110	$102,717

	For the three months ended September 30, 2014			For the nine months ended September 30, 2014
	Insurance contract liabilities	Reinsurance assets	Net	Insurance contract liabilities	Reinsurance assets	Net
Balances before Other policy liabilities and assets, beginning of period	$88,391	$3,535	$84,856	$83,426	$3,414	$80,012
Change in balances on in-force policies	792	(136)	928	4,424	(72)	4,496
Balances arising from new policies	677	20	657	1,699	67	1,632
Method and assumption changes	194	184	10	137	185	(48)
Increase (decrease) in Insurance contract liabilities and Reinsurance assets	1,663	68	1,595	6,260	180	6,080
Foreign exchange rate movements	1,354	144	1,210	1,722	153	1,569
Balances before Other policy liabilities and assets, end of period	91,408	3,747	87,661	91,408	3,747	87,661
Other policy liabilities and assets	5,827	380	5,447	5,827	380	5,447
Balances, end of period	$97,235	$4,127	$93,108	$97,235	$4,127	$93,108

52	Sun Life Financial Inc.	Third Quarter 2015	CONDENSED NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

7.A.ii Impact of Method and Assumption Changes

Impacts of method and assumptions changes on insurance contract liabilities net of reinsurance assets are as follows:

	For the three months ended September 30, 2015	For the nine months ended September 30, 2015	Description
Mortality / Morbidity	$(214)	$(204)	Updates to reflect mortality/morbidity experience in all jurisdictions and changes to future mortality improvement assumptions in the International insurance business in SLF U.S.
Lapse and other policyholder behaviour	760	755	Updates to reflect experience as discussed below.
Expense	89	87	Updates to reflect expense studies primarily in our International wealth business in SLF U.S. and the individual wealth business in SLF Canada.
Investment returns	(173)	(170)	Updates to various investment related assumptions. The largest item is a change to the provision for investment risk in the SLF Canada participating account.
Model enhancements and other	(262)	(195)	Other changes, the largest of which is a change in the tax assumptions in the SLF U.S. insurance business.
Total impact	$200	$273

Changes in lapse and policyholder behaviour assumptions are primarily in the individual insurance businesses in SLF Canada and SLF U.S. The largest items, which all had negative impacts, were the increase in lapse rates at renewal for term insurance in SLF Canada to reflect a stronger link between lapse rates and the size of the renewal premium increase; the reduction in lapse rates at medium policy durations for Universal Life policies in SLF Canada to reflect emerging experience; the reduction in assumed premium payments for flexible premium insurance policies in SLF U.S. to reflect the increasing tendency of policyholders to stop paying premiums when their policy becomes fully funded; and the reduction in lapse rates on International insurance policies, especially for no-lapse-guarantee policies.

	For the three months ended September 30, 2014	For the nine months ended September 30, 2014	Description
Mortality / Morbidity	$38	$37	Updates to reflect recent experience.
Lapse and other policyholder behaviour	238	235	Updates to reflect recent lapse and premium persistency experience across product lines and jurisdictions.
Expense	(8)	(2)	Updates to reflect lower than previously assumed maintenance expenses.
Investment returns	(132)	(136)	Primarily updates to credit spread assumptions, asset default assumptions, and provisions for investment risks in the participating accounts.
Model enhancements	(126)	(182)	Reflects various modelling enhancements, with the largest impact in SLF Canada Group Benefits.
Total impact	$10	$(48)

CONDENSED NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)	Sun Life Financial Inc.	Third Quarter 2015	53

7.B Investment Contract Liabilities

7.B.i Changes in Investment Contract Liabilities

Changes in investment contract liabilities without discretionary participation features (“DPF”) are as follows:

	For the three months ended September 30, 2015		For the nine months ended September 30, 2015
	Measured at fair value	Measured at amortized cost	Measured at fair value	Measured at amortized cost
Balances, beginning of period	$10	$2,149	$16	$2,142
Deposits	–	86	–	265
Interest	–	12	–	33
Withdrawals	(6)	(50)	(12)	(249)
Fees	–	(1)	–	(3)
Change in fair value	–	–	–	–
Other	–	6	(1)	11
Foreign exchange rate movements	1	(5)	2	(2)
Balances, end of period	$5	$2,197	$5	$2,197

	For the three months ended September 30, 2014		For the nine months ended September 30, 2014
	Measured at fair value	Measured at amortized cost	Measured at fair value	Measured at amortized cost
Balances, beginning of period	$19	$2,088	$18	$2,000
Deposits	–	122	–	386
Interest	–	13	–	34
Withdrawals	(1)	(109)	(1)	(317)
Fees	–	–	–	(2)
Change in fair value	(2)	–	(1)	–
Other	–	4	1	16
Foreign exchange rate movements	1	1	–	2
Balances, end of period	$17	$2,119	$17	$2,119

Changes in investment contract liabilities with DPF are as follows:

	For the three months ended		For the nine months ended
	September 30, 2015	September 30, 2014	September 30, 2015	September 30, 2014
Balances, beginning of period	$683	$622	$661	$584
Change in liabilities on in-force policies	(48)	(10)	(79)	3
Liabilities arising from new policies	4	2	7	23
Increase (decrease) in liabilities	(44)	(8)	(72)	26
Foreign exchange rate movements	39	26	89	30
Balances, end of period	$678	$640	$678	$640

7.C Gross Claims and Benefits Paid

Gross claims and benefits paid consist of the following:

	For the three months ended		For the nine months ended
	September 30, 2015	September 30, 2014	September 30, 2015	September 30, 2014
Maturities and surrenders	$732	$687	$2,174	$2,175
Annuity payments	443	322	1,309	954
Death and disability benefits	909	792	2,660	2,401
Health benefits	1,158	1,047	3,446	3,102
Policyholder dividends and interest on claims and deposits	274	232	818	787
Total gross claims and benefits paid	$3,516	$3,080	$10,407	$9,419

54	Sun Life Financial Inc.	Third Quarter 2015	CONDENSED NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

8.     Reinsurance

8.A Reinsurance (Expenses) Recoveries

Reinsurance (expenses) recoveries consist of the following:

	For the three months ended		For the nine months ended
	September 30, 2015	September 30, 2014	September 30, 2015	September 30, 2014
Recovered claims and benefits	$1,419	$1,122	$4,029	$3,440
Commissions	24	14	52	40
Reserve adjustments	86	95	161	172
Operating expenses and other	133	126	396	381
Reinsurance (expenses) recoveries	$1,662	$1,357	$4,638	$4,033

8.B Reinsurance Gains or Losses

During the quarter, we entered into a reinsurance arrangement that resulted in a profit on inception of $13 after tax for the three and nine months ended September 30, 2015 ($nil for the three and nine months ended September 30, 2014).

9.     Income Taxes

Our effective income tax rate differs from the combined Canadian federal and provincial statutory income tax rate as follows:

	For the three months ended				For the nine months ended
	September 30, 2015		September 30, 2014		September 30, 2015		September 30, 2014
		%		%		%		%
Total net income (loss)	$527		$460		$1,739		$1,348
Add: Income tax expense (benefit)	79		116		419		367
Total net income (loss) before income taxes	$606		$576		$2,158		$1,715
Taxes at the combined Canadian federal and provincial statutory income tax rate	$162	26.8	$152	26.5	$577	26.8	$454	26.5

Increase (decrease) in rate resulting from:
Higher (lower) effective rates on income subject to taxation in foreign jurisdictions	(52)	(8.6)	4	0.6	(28)	(1.3)	44	2.6
Tax (benefit) cost of unrecognized tax losses and tax credits	1	0.2	(10)	(1.7)	22	1.0	(8)	(0.5)
Tax exempt investment income	(14)	(2.3)	(28)	(4.9)	(90)	(4.3)	(105)	(6.1)
Tax rate and other legislative changes	–	–	–	–	(5)	(0.2)	–	–
Adjustments in respect of prior periods, including resolution of tax disputes	(30)	(5.1)	(2)	(0.4)	(65)	(3.0)	(19)	(1.1)
Other	12	2.0	–	–	8	0.4	1	–
Total tax expense (benefit) and effective income tax rate	$79	13.0	$116	20.1	$419	19.4	$367	21.4

In the second quarter of 2015, a provincial corporate tax rate increase from 10% to 12% was enacted in Alberta, Canada. As a result, our statutory tax rate increased from 26.5% in 2014 to 26.75% (rounded to 26.8% in the table above) in 2015 and future years.

Statutory income tax rates in other jurisdictions in which we conduct business range from 0% to 35%, which creates a tax rate differential and corresponding tax provision difference compared to the Canadian federal and provincial statutory rate when applied to foreign income not subject to tax in Canada. Generally, higher earnings in jurisdictions with higher statutory tax rates, such as the U.S., result in an increase of our tax expense, while earnings arising in tax jurisdictions with statutory rates lower than 26.75% reduce our tax expense. These differences are reported in Higher (lower) effective rates on income subject to taxation in foreign jurisdictions.

Tax (benefit) cost of unrecognized tax losses and tax credits for the three months ended September 30, 2015 mainly includes unrecognized losses in the U.K. The amount for the nine months ended September 30, 2015 includes unrecognized losses arising on the finalization of 2014 Canadian tax filings. The tax benefit for the three and nine months ended September 30, 2014 mainly reflected recognition of foreign tax credits.

CONDENSED NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)	Sun Life Financial Inc.	Third Quarter 2015	55

Tax exempt investment income includes tax rate differences related to various types of investment income that is taxed at rates lower than our statutory income tax rate, such as dividend income, capital gains arising in Canada, and various others. Fluctuations in foreign exchange rates, changes in market values of real estate properties and other investments have an impact on the amount of these tax rate differences.

Adjustments in respect of prior periods, including the resolution of tax disputes for the three and nine months ended September 30, 2015 relates primarily to audit adjustments and the finalization of 2014 tax filings in Canada and the U.S. In 2014, the adjustments mainly related to the finalization of tax filings in various jurisdictions.

10.     Capital Management

10.A Capital

Our capital base is structured to exceed minimum regulatory and internal capital targets, and maintain strong credit and financial strength ratings while maintaining a capital efficient structure. We strive to achieve an optimal capital structure by balancing the use of debt and equity financing. Capital is managed both on a consolidated basis under principles that consider all the risks associated with the business as well as at the business group level under the principles appropriate to the jurisdiction in which each operates. We manage the capital for all of our international subsidiaries on a local statutory basis in a manner commensurate with their individual risk profiles. Further details on our capital, and how it is managed, are included in Note 22 of our 2014 Annual Consolidated Financial Statements.

Sun Life Assurance is subject to the Minimum Continuing Capital and Surplus Requirements (“MCCSR”) of the Office of the Superintendent of Financial Institutions, Canada (“OSFI”). Sun Life Assurance’s MCCSR ratio as at September 30, 2015 was above the minimum levels that would require any regulatory or corrective action. In the U.S., Sun Life Assurance operates through a branch which is subject to U.S. regulatory supervision and it exceeded the levels under which regulatory action would be required as at September 30, 2015. In addition, other subsidiaries of SLF Inc. that must comply with local capital or solvency requirements in the jurisdiction in which they operate maintained capital levels above minimum local requirements as at September 30, 2015.

Our capital base consists mainly of common shareholders’ equity, participating policyholders’ equity, preferred shareholders’ equity, and certain other capital securities that qualify as regulatory capital.

10.B Significant Capital Transactions

10.B.i Common Shares

Changes in common shares issued and outstanding are as follows:

For the nine months ended September 30,	2015		2014
Common shares (in millions of shares)	Number of shares	Amount	Number of shares	Amount
Balance, beginning of period	613.1	$8,465	609.4	$8,304
Stock options exercised	1.0	35	1.5	52
Common shares purchased for cancellation(1)	(5.3)	(74)	–	–
Shares issued under the dividend reinvestment and share purchase plan(2)	1.5	65	1.8	69
Shares issued as consideration for business acquisition (Note 3)	0.9	34	–	–
Balance, end of period	611.2	$8,525	612.7	$8,425

(1)

On November 10, 2014, SLF Inc. launched a normal course issuer bid under which it is authorized to purchase and cancel up to 9 million common shares between November 10, 2014 and November 9, 2015, through the facilities of the Toronto Stock Exchange and alternative Canadian trading platforms, at prevailing market rates. The common shares purchased and cancelled under this program during the first three quarters of 2015 were purchased at an average price per share of $39.97 for a total price of $212. The total amount paid to purchase the shares is allocated to Common shares and Retained earnings in our Interim Consolidated Statements of Changes in Equity. The amount allocated to Common shares is based on the average cost per common share and amounts paid above the average cost are allocated to Retained earnings.

(2)

Common shares issued under the SLF Inc.’s Dividend Reinvestment and Share Purchase Plan for dividend reinvestments in the first three quarters of 2015 and 2014 were issued from treasury at no discount. SLF Inc. also issued an insignificant number of common shares from treasury at no discount for optional cash purchases.

10.B.ii Preferred Shares

On May 13, 2015, SLF Inc. announced that it did not intend to exercise its right to redeem its Class A Non-Cumulative Rate Reset Preferred Shares Series 8R (the “Series 8R Shares”) on June 30, 2015 and therefore, holders of these shares had a right to convert all or part of their Series 8R Shares on a one-for-one basis into Class A Non-Cumulative Floating Rate Preferred Shares Series 9QR (the “Series 9QR Shares”) on June 30, 2015. On June 30, 2015, 6.0 million of the 11.2 million Series 8R Shares were converted into Series 9QR Shares. As a result, 5.2 million Series 8R Shares and 6.0 million of the Series 9QR Shares were outstanding as at June 30, 2015. On June 30, 2015, the quarterly dividend rate on the Series 8R Shares was reset for the period commencing on June 30, 2015 to but excluding June 30, 2020 to 2.275% per annum. Holders of the Series 9QR Shares will receive a floating non-cumulative quarterly dividend at an annual rate equal to the then 3-month Government of Canada treasury bill yield

56	Sun Life Financial Inc.	Third Quarter 2015	CONDENSED NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

plus 1.41%. The dividend rate on the Series 9QR Shares for the period commencing on September 30, 2015 to but excluding December 31, 2015, is 1.786% per annum. Subject to regulatory approval, SLF Inc. may redeem the Series 8R Shares and the Series 9QR Shares in whole or in part, at par, on June 30, 2020 and on June 30 every five years thereafter and may redeem the Series 9QR Shares on any other date at $25.50 per share.

10.B.iii Subordinated Debt

On September 25, 2015, SLF Inc. issued $500 principal amount of Series 2015-1 Subordinated Unsecured 2.60% Fixed/Floating Debentures due 2025 (the “Debentures”). The net proceeds of $497 will be used to partially fund the acquisition of the U.S. Employee Benefits business of Assurant and may also be used for general corporate purposes. The Debentures bear interest at a fixed rate of 2.60% per annum payable in equal semi-annual instalments to, but excluding September 25, 2020, and, from September 25, 2020 to but excluding the maturity date, September 25, 2025, at a variable rate equal to the Canadian dollar offered rate for three-months bankers’ acceptances (“CDOR”) plus 1.43% per annum payable in quarterly instalments. At SLF Inc.’s option, and subject to prior approval of Superintendent of Financial Institutions, SLF Inc. may redeem the Debentures, in whole or in part, on or after September 25, 2020 at a redemption price equal to par, together with accrued and unpaid interest to, but excluding, the date fixed for redemption. The Debentures are direct, unsecured subordinated obligations of SLF Inc. and rank equally and rateably with all other subordinated unsecured indebtedness of SLF Inc. The Debentures qualify as capital for Canadian regulatory purposes.

11.     Segregated Funds

11.A Investments for Account of Segregated Fund Holders

The carrying value of investments held for segregated fund holders are as follows:

As at	September 30, 2015	December 31, 2014
Segregated and mutual fund units	$73,207	$69,402
Equity securities	10,720	10,600
Debt securities	3,246	3,050
Cash, cash equivalents and short-term securities	819	686
Investment properties	465	391
Mortgages	35	30
Other assets	97	99
Total assets	$88,589	$84,258
Less: Liabilities arising from investing activities	$341	$320
Total investments for account of segregated fund holders	$88,248	$83,938

11.B Changes in Insurance Contracts and Investment Contracts for Account of Segregated Fund Holders

Changes in insurance contracts and investment contracts for account of segregated fund holders are as follows:

	Insurance contracts		Investment contracts
For the three months ended	September 30, 2015	September 30, 2014	September 30, 2015	September 30, 2014
Balances, beginning of period	$82,713	$75,332	$7,787	$7,129
Additions to segregated funds:
Deposits	2,608	1,876	18	31
Net transfer (to) from general funds	(27)	(5)	–	–
Net realized and unrealized gains (losses)	(3,003)	198	(452)	35
Other investment income	398	437	56	48
Total additions	$(24)	$2,506	$(378)	$114
Deductions from segregated funds:
Payments to policyholders and their beneficiaries	2,064	2,762	143	116
Management fees	204	185	17	20
Taxes and other expenses	39	29	(2)	3
Foreign exchange rate movements	(369)	(93)	(246)	1
Total deductions	$1,938	$2,883	$(88)	$140
Net additions (deductions)	$(1,962)	$(377)	$(290)	$(26)
Balances, end of period	$80,751	$74,955	$7,497	$7,103

CONDENSED NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)	Sun Life Financial Inc.	Third Quarter 2015	57

	Insurance contracts		Investment contracts
For the nine months ended	September 30, 2015	September 30, 2014	September 30, 2015	September 30, 2014
Balances, beginning of period	$76,736	$69,088	$7,202	$7,053
Additions to segregated funds:
Deposits	9,434	6,999	90	95
Net transfer (to) from general funds	(40)	(11)	–	–
Net realized and unrealized gains (losses)	(441)	4,761	(224)	(22)
Other investment income	1,048	856	166	160
Total additions	$10,001	$12,605	$32	$233
Deductions from segregated funds:
Payments to policyholders and their beneficiaries	6,418	6,435	516	353
Management fees	600	555	61	64
Taxes and other expenses	116	90	5	7
Foreign exchange rate movements	(1,148)	(342)	(845)	(241)
Total deductions	$5,986	$6,738	$(263)	$183
Net additions (deductions)	$4,015	$5,867	$295	$50
Balances, end of period	$80,751	$74,955	$7,497	$7,103

12.     Commitments, Guarantees and Contingencies

Guarantees of Sun Life Assurance Preferred Shares and Subordinated Debentures

SLF Inc. has provided a guarantee on the $150 of 6.30% subordinated debentures due 2028 issued by Sun Life Assurance. Claims under this guarantee will rank equally with all other subordinated indebtedness of SLF Inc. SLF Inc. has also provided a subordinated guarantee of the preferred shares issued by Sun Life Assurance from time to time, other than such preferred shares which are held by SLF Inc. and its affiliates. Sun Life Assurance has no outstanding preferred shares subject to the guarantee. As a result of these guarantees, Sun Life Assurance is entitled to rely on exemptive relief from most continuous disclosure and the certification requirements of Canadian securities laws.

The following tables set forth certain consolidating summary financial information for SLF Inc. and Sun Life Assurance (Consolidated):

Results for the three months ended	SLF Inc. (unconsolidated)	Sun Life Assurance (consolidated)	Other subsidiaries of SLF Inc. (combined)	Consolidation adjustment	SLF Inc. (consolidated)
September 30, 2015
Revenue	$94	$3,686	$1,422	$(509)	$4,693
Shareholders’ net income (loss)	$506	$490	$(25)	$(465)	$506

September 30, 2014
Revenue	$(30)	$4,808	$1,079	$(243)	$5,614
Shareholders’ net income (loss)	$447	$390	$169	$(545)	$461

Results for the nine months ended	SLF Inc. (unconsolidated)	Sun Life Assurance (consolidated)	Other subsidiaries of SLF Inc. (combined)	Consolidation adjustment	SLF Inc. (consolidated)
September 30, 2015
Revenue	$283	$10,820	$3,386	$(782)	$13,707
Shareholders’ net income (loss)	$1,725	$1,371	$226	$(1,597)	$1,725

September 30, 2014
Revenue	$130	$15,960	$3,617	$(1,318)	$18,389
Shareholders’ net income (loss)	$1,331	$1,109	$323	$(1,418)	$1,345

58	Sun Life Financial Inc.	Third Quarter 2015	CONDENSED NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

Assets and liabilities as at	SLF Inc. (unconsolidated)	Sun Life Assurance (consolidated)	Other subsidiaries of SLF Inc. (combined)	Consolidation adjustment	SLF Inc. (consolidated)
September 30, 2015
Invested assets	$21,541	$127,034	$6,349	$(20,386)	$134,538
Total other general fund assets	$9,682	$20,302	$22,354	$(35,222)	$17,116
Investments for account of segregated fund holders	$–	$88,200	$48	$–	$88,248
Insurance contract liabilities	$–	$108,116	$6,886	$(7,175)	$107,827
Investment contract liabilities	$–	$2,880	$–	$–	$2,880
Total other general fund liabilities	$10,614	$20,445	$20,072	$(30,957)	$20,174

December 31, 2014
Invested assets	$19,211	$118,450	$5,412	$(17,922)	$125,151
Total other general fund assets	$9,354	$17,074	$19,124	$(31,284)	$14,268
Investments for account of segregated fund holders	$–	$83,891	$47	$–	$83,938
Insurance contract liabilities	$–	$101,440	$5,700	$(5,912)	$101,228
Investment contract liabilities	$–	$2,819	$–	$–	$2,819
Total other general fund liabilities	$9,834	$17,112	$17,925	$(28,371)	$16,500

13.     Earnings (Loss) Per Share

Details of the calculation of the net income (loss) and the weighted average number of shares used in the earnings per share computations are as follows:

	For the three months ended		For the nine months ended
	September 30, 2015	September 30, 2014	September 30, 2015	September 30, 2014
Common shareholders’ net income (loss) for basic earnings per share	$482	$435	$1,649	$1,260
Add: increase in income due to convertible instruments(1)	3	3	8	8
Common shareholders’ net income (loss) on a diluted basis	$485	$438	$1,657	$1,268
Weighted average number of common shares outstanding for basic earnings per share (in millions)	611	612	612	611
Add: dilutive impact of stock options(2) (in millions)	1	2	1	1
Add: dilutive impact of convertible securities(1) (in millions)	5	5	5	6
Weighted average number of common shares outstanding on a diluted basis (in millions)	617	619	618	618
Basic earnings (loss) per share	$0.79	$0.71	$2.69	$2.06
Diluted earnings (loss) per share	$0.79	$0.71	$2.68	$2.05

(1)	The convertible instruments are the Sun Life ExchangEable Capital Securities (“SLEECS”) – Series B issued by Sun Life Capital Trust.
(2)

Excludes the impact of 2 million stock options for the three and nine months ended September 30, 2015 (3 million for the three and nine months ended September 30, 2014) because these stock options were antidilutive for the period.

14.     Subsequent Event

On October 8, 2015, SLF Inc. announced its intention to redeem all of the outstanding $600 principal amount of Series A Senior Unsecured 4.80% Fixed/Floating debentures due 2035 which are redeemable at SLF Inc.’s option on November 23, 2015 at a redemption price equal to the principal amount together with accrued and unpaid interest to that date.

CONDENSED NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)	Sun Life Financial Inc.	Third Quarter 2015	59

Major Offices

The following is contact information for Sun Life Financial’s major offices and affiliates around the world. For inquiries and customer service, please contact the appropriate office in your area.

Sun Life Financial Inc.

Corporate Headquarters

150 King Street West

Toronto, Ontario

Canada M5H 1J9

Tel: 416-979-9966

Website: sunlife.com

Sun Life Financial Canada

Canadian Headquarters

227 King Street South

Waterloo, Ontario

Canada N2J 4C5

Tel: 519-888-2290

Call centre: 1-877-SUN-LIFE /

1-877-786-5433

Website: sunlife.ca

Montreal Office

1155 Metcalfe Street

Montreal, Quebec

Canada H3B 2V9

Tel: 514-866-6411

Website: sunlife.ca

Sun Life Financial U.S.

One Sun Life Executive Park

Wellesley Hills, Massachusetts

USA 02481

Call Centre: 1-800-SUN-LIFE /

1-800-786-5433

Website: sunlife.com/us

Sun Life Financial International

Victoria Hall

11 Victoria Street, 2nd floor

P.O. Box HM 3070

Hamilton HM NX, Bermuda

Tel: 1-800-368-9428 / 441-294-6050

Website: sunlife.com/international

Sun Life Financial U.K.

Matrix House

Basing View, Basingstoke

Hampshire

United Kingdom RG21 4DZ

Call Centre: +44 1256 841 414

Website: sloc.co.uk

Sun Life Financial Asia

Sun Life Financial Asia Regional Office

Level 14, Citiplaza 3

14 Taikoo Wan Road

Taikoo Shing, Hong Kong

Tel: (852) 2918-3888

Fax: (852) 2918-3800

China

Sun Life Everbright Life Insurance Company Limited

37/F Tianjin International Building

75 Nanjing Road

Tianjin, China 300050

Tel: (8622) 2339-1188

Fax: (8622) 2339-9929

Website: sunlife-everbright.com

Sun Life Assurance Company of Canada

Beijing Representative Office

Suite A01, 10th Floor, AB Tower,

Office Park, No. 10 Jintong West Road

Chaoyang District

Beijing, China 100020

Tel: (8610) 8590-6500

Fax: (8610) 8590-6501

Hong Kong

Sun Life Hong Kong Limited

10/F, Sun Life Tower

The Gateway

15 Canton Road

Kowloon, Hong Kong

Tel: (852) 2103-8888

Call Centre: (852) 2103-8928

Website: sunlife.com.hk

India

Birla Sun Life Insurance

Company Limited

One India Bulls Centre, Tower 1, 16th Floor

Jupiter Mill Compound

841, Senapati Bapat Marg, Elphinstone Road

Mumbai, India 400 013

Tel: 1-800-270-7000 /

91-22-6723-9100

Website: birlasunlife.com

Sun Life Assurance Company of Canada

India Representative Office

One India Bulls Centre, Tower 1,  14th Floor,

Jupiter Mill Compound

841, Senapati Bapat Marg,

Elphinstone Road

Mumbai, India 400 013

Tel: 91-22-4356-9121

Indonesia

PT Sun Life Financial Indonesia

Menara Sun Life Lantai 11

Jl Dr Ide Anak Agung Gde Agung Blok 6.3

Kawasan Mega Kuningan

Jakarta, Selatan 12950

Indonesia

Tel: (6221) 5289-0000

Customer Service Centre (Indonesia only): (6221) 1-500-786

Fax: (6221) 5289-0019

Website: sunlife.co.id

PT CIMB Sun Life

Menara Sun Life, 9th Floor

Jl. Dr. Ide Anak Agung Gde Agung, Blok 6.3

Kawasan Mega Kuningan

Jakarta, Selatan 12950

Indonesia

Tel: (6221) 2994-2888

Customer Service Centre (Indonesia only):

(6221) 500-089

Fax: (6221) 2994-2800

Website: cimbsunlife.co.id

Malaysia

Sun Life Malaysia Assurance Berhad

Level 11, 338 Jalan Tuanku Abdul Rahman,

50100 Kuala Lumpur,

Malaysia

Tel: (603) 2612-3600

Fax: (603) 2612-3738

Website: sunlifemalaysia.com

Sun Life Malaysia Takaful Berhad

Level 11, 338 Jalan Tuanku Abdul Rahman,

50100 Kuala Lumpur,

Malaysia

Tel: (603) 2612-3600

Fax: (603) 2612-3738

Website: sunlifemalaysia.com

Philippines

Sun Life Financial Philippines

Sun Life Centre

5th Avenue cor. Rizal Drive

Bonifacio Global City

Taguig, Metro Manila

Philippines

Call Centre: (632) 555-8888

Website: sunlife.com.ph

Sun Life Grepa Financial, Inc.

6/F Grepalife Building

#221 Sen. Gil J. Puyat Avenue

Makati City - 1200

Philippines

Tel: (632) 844-1174

Website: sunlifegrepa.com

Vietnam

PVI Sun Life Insurance Co. Ltd.

20-22 Pham Ngoc Thach Street

Ward 6, District 3

Ho Chi Minh City, Vietnam

Tel: (848) 6298-5888

Website: pvisunlife.com.vn

MFS Investment Management

Head Office

111 Huntington Avenue

Boston, Massachusetts

USA 02199-7632

Tel: 617-954-5000

Toll-Free: (Canada and U.S. only)

1-800-343-2829

Website: mfs.com

Sun Life Global Investments (Canada) Inc.

Corporate Office

225 King Street West

Toronto, Ontario

Canada M5V 3C5

Tel: 1-877-344-1434

Website: sunlifeglobalinvestments.com

Sun Life Investment Management

150 King Street West

Toronto, Ontario

Canada M5H 1J9

Tel: 416-204-3831/1-855-807-7546

Website: sunlifeinvestmentmanagement.com

Sun Life Asset Management Company Inc.

Head Office

8/F Sun Life Centre

5th Avenue cor. Rizal Drive

Bonifacio Global City

Taguig, Metro Manila

Philippines

Call Centre: (632) 555-8888

Website: sunlife.com.ph

Birla Sun Life Asset Management Company Limited

Head Office

One India Bulls Centre, Tower 1, 17th Floor

Jupiter Mill Compound

841, Senapati Bapat Marg, Elphinstone Road

Mumbai, India 400 013

Tel: 91-22-4356-8000

Website: birlasunlife.com

60	Sun Life Financial Inc.	Third Quarter 2015	MAJOR OFFICES

Corporate and Shareholder Information

For information about the Sun Life Financial group of companies, corporate news and financial results, please visit sunlife.com.

Corporate Office

Sun Life Financial Inc.

150 King Street West

Toronto, Ontario

Canada M5H 1J9

Tel: 416-979-9966

Website: www.sunlife.com

Investor Relations

For financial analysts, portfolio managers and institutional investors requiring information, please contact:

Investor Relations

Fax: 416-979-4080

E-mail: investor.relations@sunlife.com Please note that financial information can also be obtained from www.sunlife.com.

Transfer Agent

For information about your shareholdings, dividends, change in share registration or address, estate transfers, lost certificates, or to advise of duplicate mailings, please contact the Transfer Agent in the country where you reside. If you do not live in any of the countries listed, please contact the Canadian Transfer Agent.

Canada

CST Trust Company

P.O. Box 700

Station B

Montreal, Quebec

Canada H3B 3K3

Within North America:

Tel: 1-877-224-1760

Outside of North America:

Tel: 416-682-3865

Fax: 1-888-249-6189

E-mail: inquiries@canstockta.com

Website: www.canstockta.com

Shareholders can view their account

details using CST Trust Company’s

Internet service, Answerline.®

Register at www.canstockta.com/investor.

United States

American Stock Transfer & Trust Company, LLC

6201 15th Ave.

Brooklyn, NY 11219

Tel: 1-877-224-1760

E-mail: inquiries@canstockta.com

United Kingdom

Capita Registrars

The Registry

34 Beckenham Road

Beckenham, Kent

United Kingdom BR3 4TU

Tel: +44 (0) 345-602-1587

E-mail: shareholderenquiries@capita.co.uk

Philippines

Rizal Commercial Banking Corporation (RCBC)

RCBC Stock Transfer Processing Section

Ground Floor, West Wing,

GPL (Grepalife) Building,

221 Senator Gil Puyat Avenue

Makati City, Philippines

From Metro Manila:  632-318-8567

From the Provinces: 1-800-1-888-2422

E-mail: rcbcstocktransfer@rcbc.com

Hong Kong

Computershare Hong Kong Investor

Services Limited

17M Floor, Hopewell Centre

183 Queen’s Road East

Wanchai, Hong Kong

Tel: 852-2862-8555

E-mail: hkinfo@computershare.com.hk

Shareholder Services

For shareholder account inquiries, please contact the Transfer Agent in the country where you reside, or Shareholder Services:

Fax: 416-598-3121

English E-mail:

shareholderservices@sunlife.com

French E-mail:

servicesauxactionnaires@sunlife.com

Dividends

2015 Dividend dates

Common shares

Record Dates	Payment Dates
February 25, 2015	March 31, 2015
May 27, 2015	June 30, 2015
August 26, 2015	September 30, 2015
November 25, 2015	December 31, 2015

Direct deposit of dividends

Common shareholders residing in Canada or the U.S. may have their dividend payments deposited directly into their bank account.

The Request for Electronic Payment of Dividends Form is available for downloading from the CST Trust Company website, www.canstockta.com, or you can contact CST Trust Company to have a form sent to you.

Canadian Dividend Reinvestment

and Share Purchase Plan

Canadian-resident common shareholders can enroll in the Dividend Reinvestment and Share Purchase Plan. For details visit our website at sunlife.com or contact the Plan Agent, CST Trust Company at inquiries@canstockta.com.

Stock Exchange Listings

Sun Life Financial Inc. Class A Preferred Shares are listed on the Toronto Stock Exchange (TSX).

Ticker Symbols:	Series 1 – SLF.PR.A
Series 2 – SLF.PR.B
Series 3 – SLF.PR.C
Series 4 – SLF.PR.D
Series 5 – SLF.PR.E
Series 8R – SLF.PR.G
Series 9QR – SLF.PR.J
Series 10R – SLF.PR.H
Series 12R – SLF.PR.I

Sun Life Financial Inc. common shares are listed on the Toronto (TSX), New York (NYSE) and Philippine (PSE) stock exchanges. Ticker Symbol: SLF

Normal Course Issuer Bid

A copy of the Notice of Intention to commence the normal course issuer bid is available without charge by contacting the Corporate Secretary’s Department at shareholderservices@sunlife.com.

CORPORATE AND SHAREHOLDER INFORMATION	Sun Life Financial Inc.	Third Quarter 2015	61

Life’s brighter under the sun

SUN LIFE FINANCIAL INC.

150 King Street West Toronto, Ontario Canada M5H 1J9	sunlife.com